Exhibit 99.1

Royal Bank of Canada
Notice of Annual Meeting of Common Shareholders
April 7, 2022
Management Proxy Circular

Caution regarding forward-looking statements

From time to time, Royal Bank of Canada and its subsidiaries (RBC, we, us or our) make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this management proxy circular (circular), in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, in other reports to shareholders, and in other communications. Forward-looking statements in this circular include, but are not limited to, statements relating to our approach to managing environmental, social and governance (ESG) matters, including our goals with respect to diversity and inclusion, our goal of achieving net-zero emissions in our lending by 2050, our goal of $500 billion in sustainable financing by 2025, our commitments as member of the Net-Zero Banking Alliance, and our targets with respect to our own absolute greenhouse gas emissions and electricity sourcing. The forward-looking information contained in this circular is presented for the purpose of assisting our stakeholders in understanding the ways we intend to address ESG matters, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “expectation”, “aim”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan”, “strive”, “target” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our objectives, vision and goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: climate-related conditions and weather events, our ability to gather and verify data regarding environmental impacts, our ability to successfully implement various initiatives throughout the company under expected time frames, the compliance of various third parties with our policies and procedures, the legal and regulatory environment, regulatory compliance (which could lead to us being subject to various legal and regulatory proceedings, the potential outcome of which could include regulatory restrictions, penalties and fines), strategic, reputation, competitive, legal and regulatory environment and systemic risks and other risks discussed in the risk sections and Impact of COVID-19 pandemic section of our annual report for the year ended October 31, 2021 (2021 annual report) and the Risk management section of our quarterly report for the three-month period ended January 31, 2022 (Q1 2022 report to shareholders). In addition, as we work to advance our climate goals, external factors outside of RBC’s reasonable control may act as constraints on their achievement, including varying decarbonization efforts across economies, the need for thoughtful climate policies around the world, more and better data, reasonably supported methodologies, technological advancements, the evolution of consumer behaviour, the challenges of balancing interim emissions targets with an orderly and just transition, and other significant considerations such as legal and regulatory obligations.

We note that information regarding financed emissions, is based on estimated data with very limited support. Given their inherent uncertainty and complexity, and the significant issues with some of the underlying data, assumptions, estimates and judgements believed to be reasonable at the time of preparation of this circular may subsequently turn out to be inaccurate. In addition, many of the assumptions, estimates, standards, methodologies, metrics and measurements upon which the forward-looking information in this circular is based continue to evolve and may differ significantly from those used by other companies and those that may be used by us in the future. Legislative and regulatory changes, market developments and/or changes in data availability and reliability could materially affect the assumptions, estimates, standards, methodologies, metrics and measurements used by us and/or other companies, and could materially affect the comparability of the information and data across industries or companies and from one reporting period to a subsequent reporting period, as well as our ability to achieve our goals and targets. Any goals and targets discussed in this circular are aspirational and there can be no assurance that any such goals or targets will be achieved.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Material economic assumptions underlying the forward-looking statements contained in this circular are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook headings in our 2021 annual report, as updated by the Economic, market and regulatory review and outlook section of our Q1 2022 report to shareholders. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the risk sections and Impact of COVID-19 pandemic section of our 2021 annual report and in the Risk management section of our Q1 2022 report to shareholders.

Royal Bank of Canada

Royal Bank of Canada Notice of annual meeting of common shareholders

When

Thursday, April 7, 2022

9:30 a.m. (Eastern Time)

Where

Via live webcast online:

at https://web.lumiagm.com/405804440

In person:

Metro Toronto Convention Centre

255 Front Street West, Toronto, Ontario

North Building, Constitution Hall

The health and safety of our shareholders, employees, clients and communities is a top priority. While we would prefer to hold an in-person annual meeting with appropriate health and safety protocols in place, we may consider holding a virtual-only meeting in the event of changes in public health restrictions due to the unpredictable nature of the COVID-19 pandemic or potential protocols recommended by public health officials or our Chief Medical Director.

Please visit our website at rbc.com/investorrelations in advance of the meeting for the most current information about attending the meeting.

Business of the meeting

At the meeting, shareholders will:

   Receive our financial statements for the year ended October 31, 2021 and the related auditor’s report

   Elect directors

   Appoint our auditor

   Have a say on our approach to
executive compensation

   Consider the shareholder proposals set out in Schedule A of the proxy circular that are properly introduced at the meeting, and

   Transact any other business that may properly come before the meeting.

For more information about how to vote, attend and ask questions at the meeting, see pages 8 to 12 of the proxy circular.

  By order of the board of directors,

  Karen McCarthy

  Senior Vice-President, Associate General Counsel and Secretary

  February 8, 2022

Your vote is important!

We encourage you to read the proxy circular before exercising your vote.

Unless you intend to vote at the meeting, please vote as early as possible so your RBC common shares are represented at the meeting. Computershare Trust Company of Canada, our transfer agent, must receive your vote no later than 1:00 p.m. (Eastern Time) on Tuesday, April 5, 2022.

See pages 8 to 10 of the proxy circular for detailed instructions on how to vote.

Royal Bank of Canada

Fellow shareholders, We are pleased to invite you to this year’s annual meeting, which will be held on Thursday, April 7, 2022, at 9:30 a.m. (Eastern Time).

Focusing on what matters most to RBC colleagues, clients and communities

In the first full year of the global pandemic, against a backdrop of significant change and uncertainty, RBC stayed focused on what matters most to those we serve.

Supporting employees was critical to meet elevated activity with our clients, who turned to RBC for insights, advice and customized offerings to meet their needs. The bank continued to prioritize the health, safety and mental well-being of RBC colleagues through new initiatives and policies, providing additional resources to help them adapt and thrive in our rapidly evolving world of work. And in response to many challenges facing our communities, RBC accelerated its efforts to broaden economic opportunity and promote inclusive and sustainable growth.

Reimagining the future of banking

Even as RBC addressed the immediate demands of 2021, the bank continued to position itself for future success. Investments in our technological capabilities – more than $4 billion in 2021 – ensured the bank is not just adapting to a digital-first economy, but also redefining what it means for a financial institution to lead it. The power of artificial intelligence, for instance, continues to transform RBC client experiences and outcomes, including differentiated products and insights tailored for individuals and businesses.

Built to last and grow

The bank’s core client franchises, diversified across business segments and geographies, generated earnings of $16.1 billion for fiscal 2021, up $4.6 billion or 40% from the prior year. The strength of the bank’s financial discipline, risk culture as well as robust capital position provide a foundation for growth today and into the future. Moreover we believe the bank’s strong momentum and differentiated strategy will continue to deliver shareholder value over the near and long term.

Supporting the purpose and priorities of RBC

The board supports our purpose and priorities by ensuring the bank has the right strategy, risk management and talent to meet its strategic objectives, while serving the needs of all its stakeholders.

Building strength and capabilities on the bank’s senior executive team

The success of any organization’s strategy relies on the ability of its leadership team to focus on the key opportunities and issues, making the right decisions at the right time. To ensure RBC benefits from a deep bench of leadership candidates, whose capabilities and values align with the bank, the board dedicates significant attention to the development and assessment of its executive pipeline. In 2021, these efforts contributed to a seamless succession of the bank’s new Chief Financial Officer, the appointment of a Chief Legal Officer, reporting to the Chief Executive Officer, as well as the assumption of responsibilities for RBC Ventures by the Group Head, Personal & Commercial Banking.

Reinforcing a strong culture and conduct

The bank’s culture and conduct are significant drivers of the bank’s behaviour, influencing our reputation and determining its success in both the short and long term. Our culture and values help bind employees together in an increasingly virtual work environment.

Royal Bank of Canada

Promoting and embedding strong conduct and risk culture throughout RBC are key priorities for the board. By setting the tone from above, the board members and senior management actively translate the bank’s values into actions. The board regularly examines issues from external perspectives, while managing potential impacts on RBC. And the board continues to provide oversight on key regulatory matters where RBC operates.

Leading an accelerated transition to net-zero emissions

In 2021, an area of significant focus was the bank’s enterprise strategy to play a leadership role in the transition to net-zero emissions. This important framework includes efforts to help clients work through an orderly energy transition, as well as adding RBC’s voice to national policy discussions on Canada’s net-zero future.

The board carefully assessed whether management’s sustainability commitments and plans appropriately balanced strategic opportunities with risk discipline, while aligning with the bank’s purpose – to help clients thrive and communities prosper. It also recognized the need to align the bank’s ambitions with the broader aspirations of society for a well-coordinated transition, ensuring the bank’s efforts best serve national and regional interests where RBC operates.

Specific committee work also validated various elements of the bank’s climate action plan and, more broadly, its environmental, social and governance commitments.

Depth and diversity of insights and experience

The RBC board is recognized for the quality of its governance practices. Yet we know high-performing boards continuously evolve to ensure they have the capacity to provide insights and expertise in a dynamic and rapidly changing landscape. All RBC board members, for instance, are expected to have experience in environmental, social or governance matters. Diversity is another core value, which the board reinforces through the composition of its members. In 2021, the appointment of Roberta Jamieson reflected the board’s focus on adding experienced and successful leaders who also bring more diverse perspectives to the table. This year, 46% of board members identify as women, and 23% identify as Black, Indigenous or people of colour.

Your vote

We look forward to your participation at our annual meeting. Please consider the information set out in this proxy circular and vote online, by phone or by completing and sending in your proxy or voting instruction form prior to the meeting or at the meeting. We thank you for your continued support.

Kathleen Taylor Chair of the Board	Dave McKay President and Chief Executive Officer

Royal Bank of Canada

Delivery of meeting materials

Notice-and-access

As permitted by the Canadian Securities Administrators and pursuant to an exemption from the proxy solicitation requirement received from the Office of the Superintendent of Financial Institutions Canada, we are using notice-and-access to deliver this proxy circular to our registered and non-registered (beneficial) shareholders. We are also using notice-and-access to deliver our annual report, to our non-registered (beneficial) shareholders.

This means that, instead of receiving a paper copy of the meeting materials, you will receive a notice explaining how to access these materials online. Notice-and-access is environmentally friendly as it reduces paper and energy consumption, and it allows for faster access to meeting materials.

You will also receive a form of proxy or a voting instruction form with this notice so you can vote your shares.

How to access the meeting materials online

The meeting materials can be found online at:

•	our website at rbc.com/investorrelations

•	the website of our transfer agent, Computershare Trust Company of Canada (Computershare), at www.envisionreports.com/RBC2022

•	SEDAR at sedar.com, and

•	EDGAR at sec.gov/edgar.shtml.

How to request a paper copy of the meeting materials

You may request a paper copy of the meeting materials at no cost up to one year from the date the proxy circular is filed on SEDAR as follows:

To receive the meeting materials prior to the voting deadline and the date of the meeting, we must receive your request no later than 5:00 p.m. (Eastern Time) on Monday, March 21, 2022. The meeting materials will then be sent to you within three business days of receiving your request. Please note that you will not receive another voting instruction form or form of proxy.

If you submit your request after the meeting, the meeting materials will be sent to you within 10 calendar days of receiving your request.

Who to contact if you have questions about notice-and-access

Please call Computershare at 1-866-586-7635 (Canada/U.S.) or 514-982-7555 (International).

Royal Bank of Canada

Sign up for eDelivery

You can receive shareholder materials, including the notice, form of proxy and voting instruction form, by email. eDelivery reduces paper and energy consumption and gets the documents to you faster.

NON-REGISTERED (BENEFICIAL)

SHAREHOLDERS

Go to proxyvote.com and sign up using the control number on your voting instruction form or, after the annual meeting, contact your intermediary.

REGISTERED SHAREHOLDERS

Go to investorvote.com and sign up using the control number on your proxy form or go to investorcentre.com/rbc and click on “Receive Documents Electronically”.

The information in this proxy circular is as of February 8, 2022. All dollar amounts are in Canadian dollars, unless stated otherwise.

In this circular, “RBC”, the “bank”, “we” and “our” mean Royal Bank of Canada; “shares” means RBC common shares; and “shareholder” and “you” mean a holder of shares, unless the context indicates otherwise.

All references to websites are for your information only. The information they contain and any other websites they refer to are not part of this circular.

Royal Bank of Canada

Management proxy circular

What is inside

The annual meeting	Governance	Executive compensation

6	25	51

Additional items	Shareholder proposals	Contact information

94	95	Back cover

Royal Bank of Canada

The annual meeting

Business of the meeting

   Receive our financial statements and related auditor’s reports

The consolidated financial statements and management discussion and analysis for the year ended October 31, 2021 are in our 2021 annual report at rbc.com/investorrelations and on Computershare’s website at www.envisionreports.com/RBC2022; SEDAR at sedar.com and EDGAR at sec.gov/edgar.shtml.

   Elect directors

13 nominees are standing for election as directors of RBC. See page 13 of this circular for more information on the nominees. Each director will be elected to hold office until the next annual meeting of shareholders. All of the nominees are currently RBC directors.

The board recommends voting FOR each nominee.

   Appoint our auditor

The board proposes the appointment of PricewaterhouseCoopers LLP (PwC) as our auditor until the next annual meeting of shareholders. Representatives from PwC will be at the meeting to answer your questions. A description of fees paid to our auditor can be found on pages 46 and 47 of this circular.

The board recommends voting FOR PwC as our auditor.

   Have a say on our approach to executive compensation

Shareholder input is a key aspect of our engagement process, which includes inviting you to have your say on our approach to executive compensation.

Please review the section on executive compensation starting on page 51 of this circular, where we describe our approach. If you have any comments or questions about our approach to executive compensation, please contact the chair of the board using the contact information on the back cover of this circular.

More specifically, the board recommends approving the following advisory resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the management proxy circular delivered in advance of the 2022 annual meeting of common shareholders.”

While this vote is advisory and non-binding, the board will consider the result in future compensation planning.

The board recommends voting FOR our approach to executive compensation.

   Consider shareholder proposals

The shareholder proposals are set out in Schedule A to this circular starting on page 95.

The board recommends voting AGAINST each proposal for the reasons noted in the board’s responses.

Shareholder proposals for next year’s annual meeting must be submitted by 5:00 p.m. (Eastern Time) on November 10, 2022.

Royal Bank of Canada

The annual meeting

Voting questions and answers

Who can vote?

Each share gives you one vote, subject to the voting restrictions explained below.

You have the right to vote if you owned shares on our record date, February 8, 2022. There were 1,416,743,754 outstanding shares that were eligible to vote on that date.

Who cannot vote?

Shares cannot be voted if they are beneficially owned by:

•	the Canadian government or any of its agencies

•	a provincial government or any of its agencies

•	the government of a foreign country, any political subdivision of a foreign country or any of its agencies

•	any person who has acquired more than 10% of any class of our shares without the approval of the Minister of Finance, or

•	any person, or any entity controlled by one of the persons listed above, that represents, in aggregate, more than 20% of the eligible votes.

As of February 8, 2022, management and the board are unaware of any person who owns or exercises control or direction over more than 10% of our outstanding shares.

How does voting work?

You can vote your shares by proxy or at the meeting.

A simple majority of the votes cast by proxy or at the meeting will constitute approval of matters voted on at the annual meeting.

Is my vote confidential?

Yes, your vote is confidential.

To keep your vote confidential, our transfer agent, Computershare, counts all the proxies and does not provide any individual voting information to RBC unless a shareholder clearly intends to communicate their individual position to the board or management or Computershare is legally required to provide this information.

If you submit your vote using the voting instruction form, your intermediary will tabulate your form and communicate only the result of each vote to Computershare.

How do I vote?

There are two ways you can vote: by proxy or at the meeting either online or in person. Please follow the instructions below based on whether you are a non-registered (beneficial) shareholder or a registered shareholder.

Non-registered (beneficial) shareholders An intermediary such as a securities broker, trustee or financial institution holds your shares. Your intermediary sent you a voting instruction form.	Registered shareholders Your shares are registered directly in your name with our transfer agent, Computershare. A form of proxy was included in your package.

Royal Bank of Canada

The annual meeting

Voting by proxy before the meeting
Non-registered (beneficial) shareholders	Registered shareholders
Provide your instructions in one of these ways:	Provide your instructions in one of these ways:

Visit proxyvote.com and enter your 16-digit control number listed on the enclosed voting instruction form.

English: 1-800-474-7493

French: 1-800-474-7501

Complete your voting instruction form and return it by mail in the envelope provided.

Fax your completed voting instruction form to 905-507-7793 or 514-281-8911.

Visit investorvote.com and enter your 15-digit control number listed on the enclosed form of proxy.

Complete your form of proxy and return it by mail in the envelope provided.

Fax your completed form of proxy to:

Canada/U.S.: 1-866-249-7775

International: 416-263-9524.

Changed your mind?	Changed your mind?
If you have already sent your completed voting instruction form to your intermediary and you change your mind about your voting instructions, contact your intermediary immediately.

You may revoke your proxy by:

• delivering a written notice to the secretary, or

• completing, signing and returning a new proxy form bearing a later date than the form already returned to Computershare.

The written notice or new proxy form must be received no later than 1:00 p.m. (Eastern Time) on Tuesday, April 5, 2022.

Attending the meeting yourself and voting at the meeting
Non-registered (beneficial) shareholders	Registered shareholders

• Write your own name in the space provided on your voting instruction form to instruct your intermediary to appoint you as proxyholder.

• Sign and return the voting instruction form according to the delivery instructions provided.

• Do not complete the instructions section of the voting instruction form as you will be attending and voting online or in person at the meeting.

• If attending the meeting online, register yourself as your proxyholder, as described below under “Appointing a proxyholder to represent you and vote at the meeting”.

• If attending the meeting in person, please check in at the registration desk when you arrive at the meeting.

Non-registered (beneficial) shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the meeting.

• Do not complete or return your form of proxy as you will be voting at the meeting.

• If attending the meeting online, log in online as a registered shareholder as described below under “Attending the meeting online”.

• If attending the meeting in person, please check in at the registration desk with our transfer agent, Computershare.

Appointing a proxyholder to represent you and vote at the meeting

The form of proxy or voting instruction form appoints Kathleen Taylor or David McKay, each a director of RBC, as your proxyholder, which gives them the authority to vote your shares at the meeting or any adjournment.

You can choose another person or company, including a person who is not a shareholder, as your proxyholder to vote your shares online or in person at the meeting. To do this, you must appoint that person as proxyholder as described above under “Voting by proxy before the meeting”.

If the proxyholder will be attending the meeting online, you must register this proxyholder online at http://www.computershare.com/RBC2022 no later than 1:00 p.m. (Eastern Time) on Tuesday, April 5, 2022 in order for Computershare to e-mail the proxyholder with a username. Failure to register the proxyholder with Computershare will mean the proxyholder will be unable to vote online.

If the proxyholder will be attending the meeting in person, they will need to check in at the registration desk when they arrive at the meeting.

Royal Bank of Canada

The annual meeting

How will my proxyholder vote my shares?

Your proxyholder must follow your voting instructions on how you want your shares voted. You can also elect to have your proxyholder decide for you. If you have not specified voting instructions on a particular matter, your proxyholder can vote your shares as they see fit.

Unless you provide alternative instructions, shares represented by proxies will be voted as follows:

• FOR the election of our director nominees

• FOR the appointment of PwC as our auditor

• FOR the advisory resolution on our approach to executive compensation

• FOR management’s proposals generally

• AGAINST the shareholder proposals set out in Schedule A

What about amendments or other business?

If amendments to the business items described in this circular or other business items properly come before the meeting, your proxyholder will decide how to vote on them.

How does RBC solicit proxies?

RBC management solicits proxies for use at our annual meeting on April 7, 2022 or any adjournment primarily by mail. Our directors, officers and employees may also call, write or speak to you to encourage you to vote. We have retained Laurel Hill Advisory Group to help us with this process, at an estimated cost of $31,000. We pay the costs associated with soliciting proxies.

Where can I find the voting results?

Following the meeting, we will post the voting results at rbc.com/investorrelations and file the results with securities regulators at sedar.com.

Attending the meeting online

How do I attend the meeting online?

If you are a registered shareholder or a proxyholder (including non-registered (beneficial) shareholders who have appointed themselves as proxyholder), you will be able to attend the meeting online, ask questions and securely vote in real time as follows:

•	Log in online at https://web.lumiagm.com/405804440.

•	Click “I have a login” and then enter your 15-digit control number and password rbc2022 (case sensitive).

For registered shareholders: The 15-digit control number located on the form of proxy or in the email notification you received is your control number.

For proxyholders: Once appointed and registered as proxyholder as described above under “ Attending the meeting yourself and voting at the meeting” and “Appointing a proxyholder to represent you and vote at the meeting”, Computershare will provide you with a username by email after 1:00 p.m. (Eastern Time) on Tuesday, April 5, 2022.

To vote online on the matters put forth at the meeting, you must accept the terms and conditions, thus revoking any and all previously submitted proxies.

If you do not wish to revoke all previously submitted proxies, do not accept the terms and conditions once you log in, in which case you will enter the meeting as a guest and you will not be able to vote online at the meeting.

It is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences.

If you are a non-registered (beneficial) shareholder and you have not appointed yourself as proxyholder, you will be able to attend the virtual meeting as a guest as follows:

•	Log in online at https://web.lumiagm.com/405804440, click “I am a guest” and register online.

People attending as guests will not be able to vote online at the meeting.

Royal Bank of Canada

The annual meeting

Registered shareholders and non-registered (beneficial) shareholders can also attend the meeting online at rbc.com/investorrelations or via telephone at the following numbers:

• English: • 1-877-221-8474 (Canada and the U.S.) • 647-722-6866 (International) Reservation: 22015020	• French: • 1-800-732-5617 (Canada and the U.S.) • 416-981-9017 (International) Reservation: 22015025

People attending online at rbc.com/investorrelations or via telephone will not be able to vote at the meeting.

You should allow at least 15 minutes to check in to the meeting and complete the related registration.

How can a U.S. non-registered (beneficial) shareholder attend the meeting online?

To attend and vote online at the meeting, you must first obtain a legal proxy form from the intermediary that holds your shares and then register in advance of the meeting as follows:

•	Follow the instructions from your intermediary or contact your intermediary to request a legal proxy form.

•

Submit a copy of your legal proxy form to Computershare by mail using the contact information on the back cover of the circular or by email at uslegalproxy@computershare.com to register for the meeting. Requests for registration must be labelled “Legal Proxy” and be received no later than 1:00 p.m. (Eastern Time) on Tuesday, April 5, 2022.

•	A confirmation of your registration will be emailed to you after Computershare receives your registration materials.

•	Register your appointment at http://www.computershare.com/RBC2022.

Once these steps are completed, you may attend the meeting and vote your shares at https://web.lumiagm.com/405804440 during the meeting.

Attending the meeting in person

How do I attend the meeting in person?

If you are a registered shareholder or a proxyholder (including non-registered (beneficial) shareholders who have appointed themselves as proxyholder), you will be able to attend the meeting in person, ask questions and vote as follows:

•	Check in at the registration desk.

•

As of the date of this circular, in accordance with the Province of Ontario mandate regarding proof of vaccination and the guidelines adopted by the Metropolitan Toronto Convention Centre, each shareholder or proxyholder must have a government issued ID and present proof of full COVID-19 vaccination to attend the meeting in person at the Metropolitan Toronto Convention Centre.

•	Face coverings or masks are required for all meeting participants while onsite at the Metropolitan Toronto Convention Centre.

Only registered shareholders, non-registered (beneficial) shareholders and duly appointed proxyholders will be granted access to the in-person meeting. However, non-shareholders and other guests will be able to attend the meeting online as described above under “Attending the meeting online”.

While we would prefer to hold an in-person annual meeting with appropriate health and safety protocols in place, we may consider holding a virtual-only meeting in the event of changes in public health restrictions due to the unpredictable nature of the COVID-19 pandemic or potential protocols recommended by public health authorities and our Chief Medical Director. Please visit our website at rbc.com/investorrelations in advance of the meeting for the most current information about attending the meeting in person.

Royal Bank of Canada

The annual meeting

How can I ask questions?

At the meeting, the bank will hold a live question and answer (Q&A) session to answer questions submitted during the meeting. Only registered shareholders, non-registered (beneficial) shareholders and duly appointed proxyholders may submit questions. If you are attending the meeting online, you will be required to provide the control number on your form of proxy or voting instruction form. If you are attending the meeting in person, proof that you are a shareholder will be verified at the registration desk.

Before the meeting
You can ask questions prior to the meeting by contacting the secretary using the contact details on the back cover of this circular.

During the meeting

If attending online, you can ask questions during the meeting either in writing or via live audio webcast, at https://web.lumiagm.com/405804440.

If attending in person, you can ask questions at one of the microphones when called upon.

Questions can be submitted at any time during the meeting until the chair of the meeting closes the Q&A session. Questions related to the matters of business will be addressed at the time such matter is being discussed. Other questions will be addressed during the Q&A session after the business of the meeting has been completed.

Participants attending the meeting via telephone will not be able to submit questions during the meeting.

For more information about how to submit questions during the meeting, visit rbc.com/investorrelations.

We will only answer questions of interest to all shareholders during the meeting. The chair of the meeting has broad authority to conduct the meeting in an orderly manner and reserves the right to edit questions or to reject questions deemed inappropriate in accordance with the rules of conduct of the meeting, which are available at rbc.com/investorrelations and at https://web.lumiagm.com/405804440. If your question is related to a personal matter, an RBC representative will contact you after the meeting.

We will respond in writing to the shareholder or proxyholder as soon as practical after the meeting to any questions that were not answered during the meeting.

Where can I find additional information?

Please contact Computershare at 1-866-586-7635 (Canada/U.S.) or 514-982-7555 (International) if you are not sure whether you are a registered shareholder or non-registered (beneficial) shareholder or for additional information regarding:

•	voting by proxy before the meeting

•	voting at the meeting

•	attending the meeting, or

•	other general proxy matters

For information regarding technical and logistical issues related to accessing the meeting online, please visit https://web.lumiagm.com/405804440, click on “Technical support / Soutien technique” and follow the instructions.

Royal Bank of Canada

The annual meeting

Directors

The nominees

This year, we have 13 nominees standing for election. The following nominee profiles include a summary of each nominee’s career experience, areas of expertise, current board committee memberships and directorships at other public companies over the past five years. For more information about our nominees, see the Directors and Executive Officers section in our annual information form dated November 30, 2021. The information on each director nominee in this circular is current as of February 8, 2022.

Board composition

46% of our director nominees identify as women 23% of our director nominees identify as Black, Indigenous or people of colour

The average tenure of our director nominees is 6.15 years

This section also includes each nominee’s equity ownership in RBC as at the end of our last two fiscal years, which is comprised of shares and director deferred stock units (DDSUs).

Values of shares and DDSUs are based on $128.82 and $93.16, the closing price of RBC common shares on the Toronto Stock Exchange (TSX) on the last trading days of the 2021 fiscal year (October 29, 2021) and the 2020 fiscal year (October 30, 2020), respectively. None of the nominees holds shares of RBC subsidiaries.

The attendance figures in each nominee’s profile show the number of board and committee meetings the nominee attended in fiscal 2021 out of the number of meetings that were held while the nominee was a member.

Directors are required to attend a minimum of 75% of board and committee meetings, except where the governance committee determines that factors beyond their control prevented them from achieving this requirement. Overall attendance includes both regularly scheduled and special meetings of the board and its committees. Special meetings are scheduled as needed, often on short notice, and largely relate to ordinary course matters that arise between regularly scheduled meetings. Directors often also attend meetings of the committees of which they are not members.

1	Includes nominees who have identified as Caucasian/White and nominees who have not identified as Black, Indigenous or people of colour.

Royal Bank of Canada

The annual meeting

Andrew A. Chisholm

Toronto, ON, Canada

Age 62 | Director since 2016

Independent

2021 annual meeting

Votes in favour: 99.79%

Areas of expertise

• Accounting and finance

• Financial services

• Legal/regulatory

• Risk management

Public board memberships

• None

Mr. Chisholm is a corporate director. During his 30-year career at Goldman Sachs & Co. (a global investment bank), Mr. Chisholm held a variety of senior leadership positions including Head of the Global Financial Institutions Group, Senior Strategy Officer and co-chair of the firm-wide commitments committee. He retired in April 2016.

Mr. Chisholm is a director of RBC US Group Holdings LLC, Evergreen and MaRS Discovery District. He is an advisor to ArcTern Ventures, Novisto, riskthinking.AI and Receptiviti Inc. He chairs the advisory board of the Richard Ivey School of Business at Western University and serves on the advisory board of the Institute for Sustainable Finance of the Smith School of Business at Queen’s University and the climate strategy advisory board at the Institute of Corporate Directors.

He holds an MBA from the Richard Ivey School of Business and a Bachelor of Commerce from Queen’s University.

Attendance[1] (100% overall)

Board/Committee memberships	Regular	Special
Board	8/8	1/1
Audit	5/5	–
Governance	5/5	1/1
Risk	2/2	1/1

Securities held as at fiscal year end

Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of share
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $1,200,000
2021	3,813	12,505	16,318	$2,102,044	1.8 x
2020	3,813	8,218	12,031	$1,120,808	0.9 x

1  Effective August 1, 2021, Mr. Chisholm retired from the audit committee and joined the risk committee.

Jacynthe Côté

Candiac, QC, Canada

Age 63 | Director since 2014

Independent

2021 annual meeting

Votes in favour: 99.68%

Areas of expertise

• Accounting and finance

• Legal/regulatory

• Risk management

• Talent management and executive compensation

Public board memberships

• Transcontinental Inc. (2016–present)

• Finning International Inc. (2014–present)

• Suncor Energy Inc. (2015–2018)

Ms. Côté is the chair of the board of Hydro-Québec (an electricity service provider). She was President and Chief Executive Officer of Rio Tinto Alcan (a metals and mining company) and served in an advisory capacity until 2014.

Prior to that, she served as President and Chief Executive Officer of Rio Tinto Alcan’s Primary Metal business group. Ms. Côté joined Alcan Inc. in 1988 and served in a variety of senior leadership roles during her 26-year career.

Ms. Côté is chair of the board of Sainte-Justine UHC Foundation and Alloprof.

She holds a Bachelor of Chemistry from Laval University.

Attendance[1] (100% overall)

Board/Committee memberships	Regular	Special
Board	8/8	1/1
Audit	4/4	–
Governance (chair)	5/5	1/1
Risk	3/3	4/4

Securities held as at fiscal year end

Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of share
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $1,200,000
2021	2,000	23,569	25,569	$3,293,862	2.7 x
2020	2,000	20,545	22,545	$2,100,292	1.8 x

                                  1  Effective April 8, 2021, Ms. Côté retired from the audit committee and joined the risk committee.

Royal Bank of Canada

The annual meeting

Toos N. Daruvala

New York, NY, U.S.A.

Age 66 | Director since 2015

Independent

2021 annual meeting

Votes in favour: 99.75%

Areas of expertise

• Financial services

• Legal/regulatory

• Risk management

• Technology/digital

Public board memberships

• OneMain Holdings, Inc. (2022–present)

• CardConnect Corp. (2016-2017)

Mr. Daruvala is a corporate director. Until 2021, he was Co-Chief Executive Officer of MIO Partners, Inc. (the in-house asset management arm of McKinsey & Company). In 2016, he served as Senior Advisor and Director Emeritus for McKinsey & Company, concluding a 33-year career at McKinsey during which he advised financial institutions on a broad range of strategic and operational matters and led the risk management and banking and securities practices (both in the Americas).

Mr. Daruvala is a director of MIO Partners, Inc. and Selby Lane Acquisitions Corp. He serves on the advisory board of the Ross School of Business at the University of Michigan and the board of directors of the New York Philharmonic. He is an Adjunct Professor and Executive-in-Residence at the Columbia Business School.

Mr. Daruvala holds an MBA from the University of Michigan and a Bachelor of Technology in Electrical Engineering from the Indian Institute of Technology.

Attendance[1] (100% overall)

Board/Committee memberships	Regular	Special
Board	8/8	1/1
Governance	3/3	–
Human resources	3/3	–
Risk (chair)	7/7	6/6

Securities held as at fiscal year end

Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of share
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $1,200,000
2021	4,465	19,389	23,854	$3,072,860	2.6 x
2020	1,479	18,683	20,162	$1,878,292	1.6 x

1	Effective April 8, 2021, Mr. Daruvala retired from the governance committee and joined the human resources committee.

David F. Denison

OC, FCPA, FCA

Toronto, ON, Canada

Age 69 | Director since 2012

Independent

2021 annual meeting

Votes in favour: 99.46%

Areas of expertise

• Accounting and finance

• Business-to-consumer

• Financial services

• Risk management

Public board memberships

• Element Fleet Management Corp. (board chair) (2019–present)

• BCE Inc. (2012–present)

• Hydro One Limited (board chair)
(2015–2018)

• Allison Transmission Holdings, Inc.
(2013–2017)

Mr. Denison is chair of the board of Element Fleet Management Corp. (a global fleet management solutions company). From 2005 to 2012, he served as President and Chief Executive Officer of the Canada Pension Plan Investment Board. Prior to that, he was President of Fidelity Investments Canada Limited.

He is a director of Bell Canada. He serves on the Canadian Business Hall of Fame. He is also an Advisor Emeritus to the Government of Singapore Investment Corporation and Co-Chair of the Investment Committee of the University of Toronto.

Mr. Denison holds bachelor’s degrees in mathematics and education from the University of Toronto. He is a fellow of the Chartered Professional Accountants of Ontario. He is an officer of the Order of Canada.

Attendance (100% overall)

Board/Committee memberships	Regular	Special
Board	8/8	1/1
Governance	5/5	1/1
Risk	7/7	6/6

Securities held as at fiscal year end

Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of share
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $1,200,000
2021	1,250	34,523	35,773	$4,608,247	3.8 x
2020	1,207	30,814	32,021	$2,983,076	2.5 x

Royal Bank of Canada

The annual meeting

Cynthia Devine

FCPA, FCA

Toronto, ON, Canada

Age 57 | Director since 2020

Independent

2021 annual meeting

Votes in favour: 99.76%

Areas of expertise

• Accounting and finance

• Business-to-consumer

• Risk management

• Talent management and executive compensation

Public board memberships

• Empire Company Limited
(2013–present)

Ms. Devine is the interim President and Chief Executive Officer of Maple Leaf Sports and Entertainment (a professional sports and entertainment company) since 2022, and she is also the Chief Financial Officer since 2017. From 2015 to 2017, she was Executive Vice-President, Chief Financial Officer and Corporate Secretary of RioCan Real Estate Investment Trust and, from 2003 until 2014, Chief Financial Officer of Tim Hortons Inc.

Ms. Devine is a director of Sobeys Inc. She is a member of the advisory board of the Richard Ivey School of Business at Western University and the board of governors of the North York General Hospital.

Ms. Devine holds an Honours Business Administration degree from the Richard Ivey School of Business. She is a fellow of the Chartered Professional Accountants of Ontario.

Attendance (100% overall)

Board/Committee memberships	Regular	Special
Board	8/8	1/1
Audit	7/7	1/1
Governance	5/5	1/1

Securities held as at fiscal year end

Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of share
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $1,200,000
2021	12,212	3,377	15,589	$2,008,218	1.7 x
2020	11,845	801	12,646	$1,178,101	1.0 x

Roberta L. Jamieson

OC

Ohsweken, ON, Canada

Age 69 | Director since 2021

Independent

2021 annual meeting

Votes in favour: not applicable

Areas of expertise

• Accounting and finance

• Business-to-consumer

• Legal/regulatory

• Risk management

Public board memberships

• None

Ms. Jamieson is a corporate director. She was the President and Chief Executive Officer of Indspire (a Canadian Indigenous charity that invests in the education of First Nations, Inuit and Métis people) from 2004 to 2020. From 2001 to 2004, she was Chief of the Six Nations of the Grand River Territory. She also served 10 years as the Ombudsman of Ontario.

Ms. Jamieson is co-chair of the Indigenous advisory council of the Canadian National Railway Company and a member of the board of directors of Deloitte Canada. She is also a founding visionary of the Prosperity Project.

Ms. Jamieson holds a Bachelor of Laws from Western University. She is the first First Nations woman to have earned a law degree in Canada. She was awarded the Indigenous Peoples’ Counsel designation by the Indigenous Bar Association and is an officer of the Order of Canada.

Attendance[1] (86% overall)

Board/Committee memberships	Regular	Special
Board	2/2	0/1
Governance	1/1	–
Risk	2/2	1/1

Securities held as at fiscal year end

Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of share
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $1,200,000
2021	573	–	573	$73,814	0.1 x
1	Effective August 1, 2021, Ms. Jamieson was appointed a director and joined the governance and risk committees.

Royal Bank of Canada

The annual meeting

David McKay

Toronto, ON, Canada

Age 58 | Director since 2014

Not independent (management)

2021 annual meeting

Votes in favour: 99.77%

Areas of expertise

• Accounting and finance

• Business-to-consumer

• Financial services

• Risk management

Public board memberships

• None

Mr. McKay is President and Chief Executive Officer of Royal Bank of Canada. Prior to his appointment in 2014, he was Group Head, Personal & Commercial Banking. Mr. McKay started his career at RBC in 1988 and held progressively more senior roles since then.

He is a member of the board of directors of the Institute of International Finance, the Catalyst Canada advisory board, the Business Council of Canada and the Business Council (United States). He is also the chair of the board of the Business + Higher Learning Roundtable.

Mr. McKay holds an MBA from the Richard Ivey School of Business and a Bachelor of Mathematics from the University of Waterloo.

Attendance (100% overall)

Board/Committee memberships	Regular	Special
Board	8/8	1/1
Mr. McKay is not a member of any board committee but attends committee meetings at the invitation of the committees.

Securities held as at fiscal year end

Fiscal Year	Shares (#)	DDSUs (#)	Total shares/ DDSUs (#)	Total value of shares/DDSUs	Total as a multiple of share ownership requirement of 8x last 3 years’ average salary[3]
2021	41,945	246,268[1]	288,213	$37,127,624	24.8 x
2020	39,521	236,018[2]	275,539	$25,669,225	17.1 x

1

 Represents 226,689 performance deferred share units under the performance deferred share unit program and 19,579 deferred share units under the deferred share unit program for executives (see the description of these programs on pages 69 and 71, respectively).

2	Represents 217,152 performance deferred share units under the performance deferred share unit program and 18,866 deferred share units under the deferred share unit program for executives.
3	Mr. McKay does not receive separate compensation for his services as a director.

Kathleen Taylor

CM

Toronto, ON, Canada

Age 64 | Director since 2001

Board chair since 2014

Independent

2021 annual meeting

Votes in favour: 97.16%

Areas of expertise

• Accounting and finance

• Business-to-consumer

• Legal/regulatory

• Talent management and executive compensation

Public board memberships

• Air Canada (2016–present)

• Adecco Group (vice-chair)
(2015–present)

Ms. Taylor is chair of the board of Royal Bank of Canada. From 1989 to 2013, she served in a variety of senior leadership roles at Four Seasons Hotels and Resorts, including as President and Chief Executive Officer. She is also chair of Altas Partners LLP and a director of the Canada Pension Plan Investment Board.

She is a director of the SickKids Foundation and a member of the board of trustees of the Hospital for Sick Children, as well as a member of the principal’s international advisory board of McGill University and the dean’s advisory council of the Schulich School of Business at York University.

Ms. Taylor holds an MBA from the Schulich School of Business, a law degree from Osgoode Hall Law School and a Bachelor of Arts (Honours) from the University of Toronto. Ms. Taylor is a member of the Order of Canada.

Attendance (100% overall)

Board/Committee memberships	Regular	Special
Board	8/8	1/1
As board chair, Ms. Taylor is not a member of any board committee but attends and participates at committee meetings. In fiscal 2021, she attended 100% of all committee meetings.

Securities held as at fiscal year end

Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of share
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $1,200,000
2021	31,640	90,963	122,603	$15,793,772	13.2 x
2020	31,640	85,283	116,923	$10,892,547	9.1 x

Royal Bank of Canada

The annual meeting

Maryann Turcke

Toronto, ON, Canada

Age 56 | Director since 2020

Independent

2021 annual meeting

Votes in favour: 99.75%

Areas of expertise

• Business-to-consumer

• Risk management

• Talent management and executive compensation

• Technology/digital

Public board memberships

• Frontier Communications (2021–present)

• North Star Investment Corp II
(2021–present)

• Playmaker Capital (chair)
(2021–present)

Ms. Turcke is Senior Advisor at Brookfield Infrastructure Partners L.P. She previously served as Chief Operating Officer of the National Football League (NFL) and President, NFL Networks. Before joining the NFL in 2017, Ms. Turcke was President, Bell Media after having held a variety of senior leadership roles during her 12 years at Bell Canada.

Ms. Turcke is a member of the advisory board of Georgian as well as a member of the board of trustees of Queen’s University and a director of the SickKids Foundation.

Ms. Turcke holds an MBA and a Bachelor of Civil Engineering from Queen’s University and a Master of Engineering from the University of Toronto.

Attendance (100% overall)

Board/Committee memberships	Regular	Special
Board	8/8	1/1
Audit	7/7	1/1
Human resources	6/6	–

Securities held as at fiscal year end

Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of share
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $1,200,000
2021	1,000	5,414	6,414	$826,209	0.7 x
2020	1,000	2,763	3,763	$350,561	0.3 x

Thierry Vandal

Mamaroneck, NY, U.S.A.

Age 61 | Director since 2015

Independent

2021 annual meeting

Votes in favour: 99.70%

Areas of expertise

• Accounting and finance

• Legal/regulatory

• Risk management

• Talent management and executive compensation

Public board memberships

• TC Energy Corporation (2017–present)

• Veresen Inc. (2015–2017)

Mr. Vandal is President of Axium Infrastructure US Inc. (an investment management firm). From 2005 to 2015, he was President and Chief Executive Officer of Hydro-Québec.

He serves on the international advisory board of HEC Montréal. He is a Governor Emeritus and a member of the principal’s international advisory board of McGill University. He is also a fellow of the Canadian Academy of Engineering.

Mr. Vandal holds an MBA in finance from HEC Montréal and an engineering degree from École Polytechnique de Montréal.

Attendance (96% overall)

Board/Committee memberships	Regular	Special
Board	8/8	1/1
Human resources (chair)	6/6	–
Risk	7/7	5/6

Securities held as at fiscal year end

Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of share
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $1,200,000
2021	1,178	20,475	21,653	$2,789,317	2.3 x
2020	1,178	16,868	18,046	$1,681,165	1.4 x

Royal Bank of Canada

The annual meeting

Bridget A. van Kralingen

Point Pleasant Beach, NJ, U.S.A.

Age 58 | Director since 2011

Independent

2021 annual meeting

Votes in favour: 99.47%

Areas of expertise

• Business-to-consumer

• Financial services

• Talent management and executive compensation

• Technology/digital

Public board memberships

• The Travelers Companies, Inc.
(2022–present)

Ms. van Kralingen is a corporate director. From 2004 until 2021, she served in a variety of leadership positions at IBM Corporation (an information technology company), including Senior Vice-President of Special Projects, Senior Vice-President of Global Markets, Senior Vice-President of Global Industries, Platform and Blockchain, and Senior Vice-President of IBM Global Business Services. Prior to joining IBM, she was Managing Partner, Financial Services with Deloitte Consulting, US.

She is a member of the boards of the New York Historical Society and the Partnership for New York City.

Ms. van Kralingen holds a Master of Commerce in Industrial and Organisational Psychology from the University of South Africa, a Bachelor of Commerce from the University of the Witwatersrand, South Africa, and an honours degree in commerce from the University of Johannesburg.

Attendance[1] (100% overall)

Board/Committee memberships	Regular	Special
Board	8/8	1/1
Audit	2/2	1/1
Human resources	6/6	–
Risk	5/5	5/5

Securities held as at fiscal year end

Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of share
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $1,200,000
2021	1,630	34,379	36,009	$4,638,699	3.9 x
2020	1,582	30,675	32,257	$3,005,062	2.5 x

1	Effective August 1, 2021, Ms. van Kralingen retired from the risk committee and joined the audit committee.

Frank Vettese

FCPA, FCBV

Toronto, ON, Canada

Age 58 | Director since 2019

Independent

2021 annual meeting

Votes in favour: 99.78%

Areas of expertise

• Accounting and finance

• Business-to-consumer

• Risk management

• Talent management and executive compensation

Public board memberships

• None

Mr. Vettese is co-founder of SummitNorth (a capital and advisory company). He was Managing Partner and Chief Executive Officer of Deloitte Canada from 2012 and a member of Deloitte’s Global Executive from 2007 until June 2019. Over the course of his career with Deloitte, Mr. Vettese served in a number of senior positions, including Chair of the Americas Executive and Global Managing Partner, Financial Advisory. From 2016 to 2019, he also served as Deloitte Canada’s Chief Inclusion Officer.

He is a member of the board of trustees of the Hospital for Sick Children and the boards of directors of the David Cornfield Melanoma Fund and the Rideau Hall Foundation. Mr. Vettese serves on the advisory boards of SB Technology, Inc., Delos Living LLC and the Vancouver Chinatown Foundation, as well as on the dean’s advisory board of the Schulich School of Business at York University.

Mr. Vettese holds an MBA and a Bachelor of Business Administration from the Schulich School of Business. He is a fellow of the Chartered Professionals Accountants of Ontario and the Canadian Institute of Chartered Business Valuators.

Attendance (100% overall)

Board/Committee memberships	Regular	Special
Board	8/8	1/1
Audit (chair)	7/7	1/1
Human resources	6/6	–

Securities held as at fiscal year end

Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of share
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $1,200,000
2021	9,570	7,680	17,250	$2,222,171	1.9 x
2020	9,570	4,539	14,109	$1,314,394	1.1 x

Royal Bank of Canada

The annual meeting

Jeffery Yabuki

Incline Village, NV, U.S.A.

Age 61 | Director since 2017

Independent

2021 annual meeting

Votes in favour: 99.76%

Areas of expertise

• Accounting and finance

• Financial services

• Risk management

• Technology/digital

Public board memberships

• SentinelOne, Inc. (2021 – Present)

• Fiserv, Inc. (2005–2020)

Mr. Yabuki is the chairman of Sportradar AG (a global provider of sports entertainment products and services) and Motive Partners GP, LLC (a private equity firm). From 2005 to 2020, he held a variety of senior roles at Fiserv Inc., including President and Chief Executive Officer, Chairman and Executive Chairman. Prior to joining Fiserv, he was Executive Vice-President and Chief Operating Officer of H&R Block, Inc., and he was also a senior officer at American Express Co. for 12 years.

Mr Yabuki is a member of the board of directors of Ixonia Bancshares Inc. He is also chairman of the board of trustees of the Milwaukee Art Museum.

Mr. Yabuki holds a Bachelor of Science in Business Administration and Accounting from California State University and was previously licensed as a certified public accountant.

Attendance (100% overall)

Board/Committee memberships	Regular	Special
Board	8/8	1/1
Audit	7/7	1/1
Governance	5/5	1/1

Securities held as at fiscal year end

Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of share
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $1,200,000
2021	6,900	11,676	18,576	$2,392,933	2.0 x
2020	6,900	8,798	15,698	$1,462,426	1.2 x

Royal Bank of Canada

The annual meeting

Skills and competencies

The board maintains a matrix to help identify the competencies and experience it regards as key to the long-term strategic success of RBC. The matrix assists the governance committee and the board in attracting the right talent and expertise against the backdrop of a dynamic marketplace and evolving regulatory landscape.

As the matrix shows, the director nominees for 2022 present a diverse range of expertise, experience and perspectives, which supports strong and effective oversight of RBC as it pursues its strategic goals and financial objectives. All director nominees are required to have experience and skills acquired from senior-level involvement in major organizations.

To best support the bank in achieving its purpose to help clients thrive and communities prosper, all director nominees are required to have experience in environmental, social or governance matters, which they have acquired in a variety of ways, including through their professional experience or their educational background. More specifically, they have acquired governance experience as senior leaders in major organizations or as directors and board and committee chairs of public, private and not-for profit entities. Expertise in environmental matters is derived from experience as senior executives, directors or advisors of large energy or natural resources companies or at organizations focused on climate- or sustainability-related matters. Experience in social matters is acquired through managing or overseeing human resources or diversity and inclusion initiatives either as senior executives, directors or advisors or through their involvement with charitable and not-for-profit organizations advancing community, diversity and social initiatives. Directors must also share a commitment to the RBC values of integrity, putting the client first, diversity and inclusion, accountability, and collaboration.

Competencies and experience
Accounting and finance	✓	✓		✓	✓	✓	✓	✓		✓		✓	✓
Business-to-consumer				✓	✓	✓	✓	✓	✓		✓	✓
Financial services	✓		✓	✓			✓				✓		✓
Legal/regulatory	✓	✓	✓			✓		✓		✓
Risk management	✓	✓	✓	✓	✓	✓	✓		✓	✓		✓	✓
Talent management and executive compensation		✓			✓			✓	✓	✓	✓	✓
Technology/digital			✓						✓		✓		✓
Business transformation	✓	✓	✓	✓	✓	✓	✓		✓	✓	✓	✓	✓
Multi-line responsibility	✓	✓		✓	✓	✓	✓	✓			✓	✓
CEO experience		✓		✓		✓	✓	✓		✓		✓	✓
Environmental, social or governance	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
U.S. expertise	✓		✓				✓	✓	✓	✓	✓	✓	✓

1 Directors are asked to identify their top four major competencies in a self-assessment questionnaire, recognizing that they have experience in other major competencies as well.

Our commitment to a diverse and balanced board

In line with our Board Diversity Policy and our commitment to a balanced and diverse board, the governance committee also considers gender and non-gender diversity, ethnicity, race, ancestral origin, age, geography, background, sexual orientation, and other dimensions of diversity when it nominates directors for election or re-election.

Royal Bank of Canada

The annual meeting

Director compensation

Our approach to compensation

Experienced, focused and talented directors are essential to achieve our strategic objectives and provide effective guidance to and oversight of management.

The governance committee is responsible for all aspects of director compensation and annually reviews the amount and form of non-executive director compensation, taking the following into account:

•	size, complexity and geographic scope of RBC

•	expected time commitment of directors

•	overall expertise and experience required

•	need for compensation that is fair and positions RBC to attract highly qualified directors, and

•	alignment of interests between directors and shareholders.

Decision-making process

The governance committee assesses the design and competitiveness of director compensation in the context of industry best practices and with reference to a core Canadian comparator group of companies (including financial institutions) of similar size, complexity and geographic scope to RBC. It also considers a broader reference group of U.S. and international financial institutions of similar size, complexity, business mix, scale of operations outside their home country, and financial condition.

Canadian comparator group Financial institutions • Bank of Montreal • Bank of Nova Scotia • Canadian Imperial Bank of Commerce • Manulife Financial • Sun Life Financial • Toronto-Dominion Bank	Non-financial institutions • BCE • Canadian National Railway • Enbridge • Nutrien • Suncor Energy • TC Energy

U.S. and international reference group U.S. financial institutions • Bank of America • Citigroup • JPMorgan Chase & Co. • PNC Financial • U.S. Bancorp • Wells Fargo & Company	International financial institutions • ANZ Banking Group • Commonwealth Bank of Australia • National Australia Bank • Westpac Banking Corporation

Compensation structure

We believe in an effective and transparent compensation structure. Each non-executive director is paid a flat annual fee covering all of their responsibilities, attendance and work performed during the year, including membership on two board committees. The board chair and the committee chairs each receive an additional retainer.

Directors are also reimbursed for travel and other expenses incurred to attend board, committee and other meetings or business at the request of RBC.

In fiscal 2021, RBC directors were compensated as follows:

Annual retainers	($)
Director	300,000
Board chair	275,000
Committee chair	50,000

David McKay, as President and Chief Executive Officer (CEO) of RBC, does not receive any director compensation.

Non-executive directors do not receive stock options and do not participate in RBC pension plans.

Royal Bank of Canada

The annual meeting

No changes to compensation

There are no changes recommended or approved for 2022.

Alignment of director and shareholder interests

The board believes the following three measures effectively align the interests of our directors and shareholders.

1. Equity ownership requirement

Directors are required to own RBC equity with a total aggregate value of at least $1,200,000 or four times the total director retainer within five years of joining the board. Directors must own at least 1,000 RBC common shares as part of this investment.

2. Investment of director fees

Director investments in RBC equity are facilitated through the director share purchase plan (for RBC common shares) and the director deferred stock unit plan (for director deferred stock units or DDSUs). DDSUs are notional units that have the same value as RBC common shares. When a DDSU is credited to or redeemed by a director, its value is calculated using the average closing price on the TSX of an RBC common share over the five preceding trading days.

Directors must invest at least 60% ($180,000 in fiscal 2021) of their annual director retainer (the equity portion) in either RBC common shares or DDSUs. Until a director owns at least 1,000 RBC common shares, the equity portion of the director retainer is paid in shares. Shares are purchased at market price. Directors may invest up to 100% of the cash portion of their annual director retainer in either DDSUs or shares. Directors cannot sell shares purchased with the equity portion of their annual director retainer or redeem any DDSUs until they retire from the board.

Breakdown of annual director retainer

The board chair must also invest at least 40% ($110,000 in fiscal 2021) of the annual board chair retainer in either RBC common shares or DDSUs. The board chair cannot sell shares purchased with the equity portion of the annual director or board chair retainers or redeem any DDSUs until retirement from the board.

3. Restrictions on trading and hedging RBC securities

Directors cannot:

•	sell RBC securities directly or indirectly if they do not own or have not fully paid for them (a short sale),

•	directly or indirectly buy or sell a call or put on RBC securities, or

•

enter into equity monetization transactions that would have an effect equivalent to creating call or put rights in respect of RBC securities or other financial instruments designed to hedge or offset a decrease in the market value of RBC securities.

Compensation for membership on subsidiary boards

Non-executive directors may be asked to serve as directors of RBC subsidiaries and are paid for their services and reimbursed for travel and other expenses. Mr. Chisholm serves on the board of RBC US Group Holdings LLC, our U.S. intermediate holding company. During fiscal 2021, Mr. Chisholm was paid a director retainer of US$135,000 and received his compensation in DDSUs.

Royal Bank of Canada

The annual meeting

Director compensation table

The following table sets out the total compensation paid to non-executive directors in fiscal 2021. Directors who served in any capacity for a portion of the fiscal year were compensated on a pro-rated basis.

In fiscal 2021, as a whole, directors received 90% of their compensation in equity.

Directors	Fees earned ($)	All other compensation ($)	Total ($)	Allocation of RBC fees ($)
				Shares/ DDSUs	Cash

A. Chisholm[1]	300,000	167,184	467,184	467,184	–

J. Côté[2]	350,000	–	350,000	265,000	85,000

T. Daruvala[3]	350,000	–	350,000	350,000	–

D. Denison	300,000	–	300,000	300,000	–

C. Devine	300,000	–	300,000	300,000	–

R. Jamieson[4]	75,000	–	75,000	75,000	–

A. Laberge[5]	75,000	–	75,000	60,000	15,000

M. McCain[6]	150,000	–	150,000	150,000	–

H. Munroe-Blum[7]	150,000	–	150,000	90,000	60,000

K. Taylor[8]	575,000	–	575,000	290,000	285,000

M. Turcke	300,000	–	300,000	300,000	–

T. Vandal[9]	350,000	–	350,000	350,000	–

B. van Kralingen	300,000	–	300,000	300,000	–

F. Vettese[10]	350,000	–	350,000	350,000	–

J. Yabuki	300,000	–	300,000	300,000	–

TOTAL	4,225,000	167,184	4,392,184	3,947,184	445,000

1 Fees under “All other compensation” reflect the board retainer for serving on the board of RBC US Group Holdings LLC. US dollar compensation has been converted to Canadian dollars using the Bank of Canada’s foreign exchange rate of US$1.00 = C$1.2384 on the last trading day of the 2021 fiscal year (October 29, 2021).

2 Fees include the governance committee chair retainer.

3 Fees include the risk committee chair retainer.

4 Ms. Jamieson was appointed a director effective August 1, 2021, and received a pro-rated portion of the annual director retainer.

5 Ms. Laberge retired on January 2, 2021. In fiscal 2021, she attended one board meeting, one governance committee meeting, and one regular and one special risk committee meeting. In recognition of her contribution, RBC donated $50,000 to a charity of her choice. Ms. Laberge did not receive any financial benefit from this donation.

6 Mr. McCain retired on April 8, 2021. In fiscal 2021, he attended four board meetings, four audit committee meetings and three human resources committee meetings. In recognition of his contribution, RBC donated $50,000 to a charity of his choice. Mr. McCain did not receive any financial benefit from this donation.

7 Dr. Munroe-Blum retired on April 8, 2021. In fiscal 2021, she attended four board meetings, three human resources committee meetings, and four regular and two special risk committee meetings. In recognition of her contribution, RBC donated $50,000 to a charity of her choice. Dr. Munroe-Blum did not receive any financial benefit from this donation.

8 Fees include the board chair retainer.

9 Fees include the human resources committee chair retainer.

10 Fees include the audit committee chair retainer.

Royal Bank of Canada

Governance

Our approach to governance

We are committed to high standards of governance that are consistent with regulatory expectations and evolving best practices and are aligned with our strategy and risk appetite. We believe that good governance is not just about overseeing RBC and its practices, but doing so in a way that is transparent, accountable and ethical. It involves an independent board actively engaging with all stakeholders, knowing the business and its risks, constructively challenging management, understanding the opportunities and challenges of a changing industry and economy, and setting robust standards and principles that will guide RBC in delivering on its purpose of helping clients thrive and communities prosper while enhancing value for our shareholders.

    The core principles that drive our approach

Culture and conduct By setting the tone from above, the board champions the values of trust, integrity and good governance.

Stewardship Directors are the stewards of RBC, exercising independent judgment in overseeing management and safeguarding the interests of shareholders and other stakeholders.

Strategic oversight Directors are key advisors to management, advising on strategic direction, objectives and action plans, taking into account business opportunities and the bank’s risk appetite.

Risk oversight The board oversees the frameworks, policies and systems to identify and manage risks to the businesses and seeks to embed a strong risk-aware culture throughout RBC.

Independence Independence from the bank and management is fundamental to the board’s effective oversight, and mechanisms are in place to ensure its independence.

Accountability

Transparency is a hallmark of good governance. The board is committed to clear and comprehensive financial reporting and disclosure and to constructive shareholder and stakeholder engagement.

Continuous improvement The board is committed to continuously improving its corporate governance principles, policies and practices.

The board exercises its authority in accordance with the Bank Act (Canada) and other applicable laws and regulations, including those of the Canadian Securities Administrators, the Toronto Stock Exchange, the New York Stock Exchange and the U.S. Securities and Exchange Commission.

Royal Bank of Canada

Governance

Our governance structure

Our governance structure establishes the fundamental relationships among the board, its committees, management, shareholders, and other stakeholders.

We define values that set the tone of our organizational culture as well as our strategic and corporate objectives, and we determine our plans for achieving and monitoring performance through this structure.

Role of the board

Directors oversee management and aim to enhance long-term shareholder value.

The board makes major policy decisions, participates in strategic planning and reviews management’s performance and effectiveness. The Bank Act and the Corporate Governance Guidelines of the Office of the Superintendent of Financial Institutions Canada (OSFI) specify important matters the board must address, such as the approval of financial statements and declarations of dividends. The board reserves the right to make certain decisions and delegates others to management. Management requires board approval for matters that exceed certain dollar thresholds.

Royal Bank of Canada

Governance

Board oversight during the COVID-19 pandemic

In 2021, the board and its committees continued to monitor, oversee and provide appropriate guidance to management regarding the ongoing impact of the pandemic to the bank’s businesses and strategy. The board continued to oversee the achievement of the bank’s priorities and effectively fulfilled their duty to supervise the management of the business and affairs of the bank.

Role of the governance committee

The governance committee oversees board renewal and nominates directors for election or re-election (see page 38 for more information on nominating board members). The governance committee also recommends committee membership and committee chair successors and oversees the process for board chair succession.

The governance committee reviews board, committee and chair mandates, which outline areas of responsibility and oversight, and allocates responsibilities as required, taking into account regulatory guidance and industry best practices. These reviews ensure that the board, its committees and the board and committee chairs are adaptive and responsive to new requirements and continue to practice strong oversight.

Directors serve on two committees at a time for a minimum of three years per committee, and many directors serve on every committee during their tenure as director.

The governance committee chair, as well as each committee chair, reports to the board following each committee meeting.

Role of the board chair

Kathleen Taylor is our independent board chair.

Having an independent, non-executive board chair enhances management’s accountability and the board’s independent oversight. The board chair leads board and shareholder meetings and is responsible for the management, development and effective functioning of the board. While she does not serve on any board committee, she attends and participates in committee meetings. The board chair does not have the deciding vote if a board vote results in a tie.

Among other things, the board chair also:

•	advises the CEO on major issues and liaises between the board and senior management

•	participates in the orientation of new directors and the continuing development of current directors

•	with the governance committee, conducts the board’s effectiveness evaluation (as outlined on page 43 to 44) and plans board succession and recruitment

•	interacts with directors and senior executives throughout the year

•	meets with regulators, shareholders and stakeholders on behalf of the board, and

•	periodically attends board meetings and meets with independent directors of our key subsidiaries.

The board reviews and approves the board chair’s mandate, while the governance committee, under the direction of its chair, annually assesses the effectiveness of the board chair in fulfilling her mandate.

You can find the mandates of the board, board chair and board committees at rbc.com/governance.

Royal Bank of Canada

Governance

What the directors oversee

Culture and conduct

•  Establish the tone from above, set the standards of conduct and champion RBC values, as set out in our Code of Conduct

•  Set and expect the highest standards of ethics and integrity at RBC to build and maintain the trust of our clients, shareholders, employees, and communities

•  Promote a respectful environment and encourage employees to help shape our culture by speaking up and challenging behaviours when they do not align with RBC values

Strategic planning

•  Oversee our strategic direction, plans and priorities and ensure they align with our risk appetite

•  Discuss and challenge management in setting enterprise strategy and monitor its implementation and effectiveness

•  Annually approve the strategic plan, taking into account the opportunities and risks of our businesses

•  Approve our financial objectives and operating plans, including significant capital allocations, expenditures and transactions that exceed delegated authorities

•  Review and approve the RBC organizational structure

•  Review the results of the annual assessment of business performance

Risk management

•  Oversee and approve our risk appetite framework

•  Oversee strategic risk management by approving risk management frameworks and policies

•  Promote a strong risk culture and monitor that conduct adheres to the enterprise-wide risk management framework

•  Meet with regulators, including to discuss our risk appetite and control environment

Financial reporting and internal controls

•  Approve the quarterly and annual financial reports

•  Oversee compliance with applicable audit, accounting, financial reporting, legal and regulatory requirements

•  Oversee the qualifications, performance and independence of the external auditors and the performance of the internal audit function

•  Monitor the implementation and maintenance of effective internal control systems, including management information systems, and assess their adequacy and effectiveness

Talent management and succession planning

•  Supervise succession planning processes, which include the selection, appointment and development of the CEO and senior management team, including the Group Executive

•  Evaluate and approve the compensation of the CEO, Group Executive and senior management team in a manner consistent with prudential incentives

•  Annually review and approve the CEO’s mandate

•  Review strategies and programs for the assessment and development of talent and for increasing diversity and inclusion at all levels of the organization

Environmental and social

•  Oversee our enterprise approach to environmental and social (E&S) matters, including the bank’s corporate citizenship strategy, and ensure the bank’s business is conducted to meet high standards of E&S responsibility

•  Review and approve our enterprise climate strategy

•  Oversee the bank’s E&S disclosure, including the ESG Performance Report and the Task Force on Climate-related Financial Disclosures (TCFD) Report

Governance

•  Establish appropriate structures and procedures to allow the board to function effectively and independently

•  Develop and implement corporate governance principles and guidelines

•  Monitor best governance practices

Royal Bank of Canada

Governance

Our approach to subsidiary governance

RBC takes an enterprise-wide approach to subsidiary governance.

The board and its committees oversee subsidiary governance at an enterprise level and the governance committee coordinates this oversight. Effective oversight by the board is supported by defined mechanisms for escalating subsidiary risk and governance issues, formal and informal touchpoints between the board, senior management and local subsidiaries and regular enterprise-wide subsidiary reporting and approval of key enterprise-wide frameworks. In addition, the board chair and committee chairs periodically attend subsidiary board and committee meetings and meet with independent directors of our key subsidiaries.

The subsidiary governance office manages the corporate governance of RBC subsidiaries through a network of global offices that act as regional corporate governance hubs, bringing together local expertise and global oversight. This centralized approach provides consistency and transparency, enabling us to be responsive to evolving business needs, best practices and regulatory requirements and expectations.

Our policies on subsidiary board composition and functioning enhance our strong governance. Active and engaged subsidiary boards play a key role in overseeing our legal entities. Many have independent directors with specific skills and experience to assist the board in advancing the strategic priorities of RBC and its subsidiaries and constructively challenging management. We continue to further enhance the representation of women as well as other underrepresented groups on our subsidiary boards aligned to enterprise diversity and inclusion strategies and to leverage the subsidiary board experience to build talent for growth across the enterprise.

Culture and conduct

The board sets and expects the highest standards of conduct at RBC to build and maintain the trust of our clients, shareholders, employees, and communities. The board, with management, sets the tone from above and promotes an open and transparent culture at RBC. We recognize that the board’s responsibility to oversee culture and conduct is broad and demands that we adopt a continuous improvement mindset towards our practices.

To that end, the governance committee oversees the management of culture and conduct and monitors emerging trends and best practices through enhanced board and committee reporting on culture and conduct matters, such as client complaint handling and outcomes, organizational and employee conduct and risk culture, as well as the impact on the integrity, soundness and resilience of financial markets and on our reputation.

The governance committee meets on a regular basis with the Chief Human Resources Officer (CHRO), Chief Risk Officer (CRO), Chief Legal Officer (CLO) and Chief Compliance Officer (CCO) to review key matters and progress on programs that strengthen enterprise culture and conduct.

We also encourage our employees to help shape our culture by speaking up and challenging behaviours when they do not align with our values.

Our Code of Conduct

The RBC Code of Conduct establishes standards of desired behaviours that apply to directors, senior management, all employees and contract workers, including the responsibility to be truthful, respect others, comply with laws, regulations and our policies, and engage in sales practices that are fair and not misleading.

The board annually approves the Code of Conduct and closely collaborates with management to set the tone from above and promote a strong governance culture that influences RBC at every level and across all our global businesses.

Our Code of Conduct sets out fundamental principles that guide the board in its deliberations. It creates a frame of reference for properly addressing sensitive and complex issues, requires directors, senior management, all employees and contract workers to report misconduct and outlines our accountabilities if standards of conduct are not upheld.

RBC fosters an open and transparent environment where employees can speak up and raise concerns through various channels without any form of retaliation. The RBC global conduct hotline is a confidential channel that is accessible to all employees to raise concerns and report misconduct. A third-party, independent of RBC, administers the hotline, and employees can use it anonymously.

We have an online learning program and annual employee testing and acknowledgement to demonstrate that employees are familiar with and understand the values and principles outlined in our Code of Conduct. Directors must acknowledge each year that they have read and understand the Code of Conduct and certify that they are in compliance with it. We also have policies and procedures to address more specific aspects of fair business conduct, such as anti-bribery, anti-corruption and insider trading policies.

Waivers of the application of the Code of Conduct are considered only in exceptional circumstances. In the case of executive officers and directors, these waivers must be reported to the governance committee or the board and must be publicly disclosed in accordance with applicable law.

Royal Bank of Canada

Governance

A copy of our Code of Conduct is available at rbc.com/governance and has been filed with the securities regulators at sedar.com.

The board did not grant any waivers of our Code of Conduct to executive officers or directors in 2021.

Financial reporting hotline

Our stakeholders rely on the accuracy of our financial reporting. Employees and contract workers, senior management, directors and third parties are encouraged to report, on a confidential and anonymous basis, any allegations of wrongdoing relating to accounting, auditing or internal accounting controls via the RBC global conduct hotline. Details on our reporting hotline can be found at rbc.com/governance. Issues are investigated internally or by an independent external party, and any significant issues are raised with the audit committee chair.

Conflicts of interest

In practice, conflicts of interest can arise as a result of professional and contractual arrangements, directorships and other personal or business interests. As part of its oversight of conduct review, the governance committee establishes and monitors procedures to resolve conflicts of interest. Where the personal or business interests of directors and executive officers may conflict with those of RBC, they must disclose the nature and extent of the conflict of interest as soon as possible, in writing or by requesting to have it entered in the minutes of the meeting. In the event of a conflict of interest, the director or executive officer in question will leave the meeting when the issue is discussed and, in the case of a director, will not vote or participate in the decision.

The governance committee is responsible for overseeing transactions with directors and senior officers of the bank who are related parties as defined under the Bank Act. It periodically approves the procedures governing permitted transactions with related parties and receives regular reports to ensure that transactions with related parties comply with the Bank Act and internal procedures.

Environmental, social and governance (ESG) matters

Our approach to ESG

The bank’s ability to manage ESG matters is fundamental to our long-term success. It enables us to deliver on our purpose to help clients thrive and communities prosper, and create meaningful value for our clients, employees, communities, and shareholders.

We employ a disciplined approach to define our strategy, priorities and signature programs, which takes into account the key drivers of economic prosperity and the forces of change that present opportunity and challenge to those we serve. We focus on where we have the social license and opportunity to contribute in meaningful ways, and partner with others to work on solutions.

We also use various non-monetary levers to multiply the impact of our work, including thought leadership, the power to connect and convene, the expertise and generous spirit of employees, and the bank’s own assets as an enterprise, including our leading brand and scale.

And finally, we measure the impact of our ESG priorities and signature programs by tracking outcomes and then using this information to inform our programming decisions and strategy development. Our Impact Measurement Framework enables us to more accurately measure and produce insights about the overall impact of our initiatives on society, the environment, the economy, our employees, our brand and our business. It guides better decision-making for future commitment and initiatives, and enables us to provide evidence of the impact we create and communicate internally and externally.

By taking these steps, we create meaningful value for our stakeholders:

Clients	Employees	Communities	Shareholders

We provide impactful products, services and advice to support the unique and evolving needs and expectations of our clients. This includes delivering meaningful insights, advice and solutions, collaborating across the bank and strategic partnerships, and accelerating our focus on innovation and digital strategies.

Recognizing the positive impact employees make at RBC and also for our clients, communities and each other, we attract and develop talent, create growth and development opportunities, and drive a diverse and inclusive culture.

We are committed to help creating positive social and economic impact in the communities where we live and work, and we play an essential role in the areas of the environment, diversity and inclusion, financial literacy, inclusive economic growth and prosperity, and building a more sustainable economy.

Through strong governance, we enhance shareholder value and deliver a robust capital position, balance sheet and credit ratings.

Royal Bank of Canada

Governance

Environment

Climate change is one of the most pressing issues of our age. We are committed to: helping clients as they transition to net-zero; holding ourselves accountable; informing and inspiring a sustainable future; and advancing net-zero leadership in our operations.

In 2021, RBC:

✓	Committed to net-zero emissions in our lending by 2050, aligned with the global goals of the Paris Agreement
✓	Expanded its commitment to $500 billion in sustainable finance by 2025
✓	Joined the Net Zero Banking Alliance (NZBA), Partnership for Carbon Accounting Financials (PCAF), the Rocky Mountain Institute’s (RMI) Center for Climate Aligned Finance and the Sustainable Finance Action Council (SFAC).
✓	Published “The $2 Trillion Transition: Canada’s Road to Net-Zero”, research that outlines the costs and opportunities of Canada’s journey to net-zero emissions
✓	Issued a five-year US$750 million green bond, our second green bond offering and first issuance through our Sustainable Bond Framework
✓	Launched our first ESG equity-linked GIC, RBC ESG Market-Linked GIC, for E&S-focused investors

Social

The pandemic and other contemporaneous events have shone the spotlight on systemic racism in our society. We are committed to being a leader in diversity and inclusion, within our own operations, with suppliers and in the communities we serve. Additionally, our approach to community investment focuses on helping to address significant societal issues and creating more inclusive opportunities for communities to thrive.

In 2021, RBC:

✓	Accelerated our progress in diversity and inclusion, with the representation of women executives at 44%, and Black, Indigenous and people of colour executives at 23%[1]
✓	Provided $265+ million through RBC Future Launch® since 2017, reaching over 3.6 million Canadian youth
✓	Invested $140+ million[2] globally through cash donations and community investments, including support to mitigate the human and economic impact of the COVID-19 pandemic
✓	Raised $23 million by employees and retirees through our annual Employee Giving Campaign
✓	Committed $100 million to help Black entrepreneurs reach their full potential through the RBC Black Entrepreneur Program providing access to capital and resources necessary to start and grow a successful business
✓	Supported employees as they navigated the pandemic by enhancing mental health and wellness supports

Governance Good governance is fundamental to our business, and it underpins everything we do. In 2021, RBC:
✓	Established the Climate Strategy Steering Committee (composed of key executives across the enterprise) and the Climate Strategy & Governance Team, focused on providing enterprise-wide direction on strategies to address climate-related risks and opportunities
✓	Increased executive oversight with the creation of the ESG Disclosure Council, established to provide executive direction and oversight of ESG disclosures and underpinning process and controls
✓	Continued our human rights governance efforts, including advancing the implementation of the commitments in our Human Rights Position Statement, with our Human Rights Working Group which includes senior representatives from key business units and functions

1	Represents data based on self-identification for our businesses in Canada governed by the Employment Equity Act (Canada).
2

Includes contributions to non-profits or non-registered charities, employee volunteer grants, community sponsorships, community-benefiting program costs and gifts in-kind for the period of November 1, 2020 to October 31, 2021. Figure does not include brand sponsorships.

Royal Bank of Canada

Governance

Board governance of ESG

The board and its committees balance their oversight of ESG matters with specific subject-matter expertise, groups and functions responsible for relevant programs, products, policies and performance rooted within the business units across the bank, and they combine this strategic oversight with decision-making.

Board

Responsible for the bank’s business plan, strategy, risk appetite and culture. It oversees our climate strategy and how we manage E&S risks and opportunities, our enterprise approach to social matters including diversity and inclusion and corporate citizenship, and our governance structure, principles and guidelines.

Governance committee

Advises the board on ESG matters, including the status and adequacy of efforts to ensure our business is conducted to meet high standards of ethics and E&S responsibility. Oversees and coordinates ESG matters at the board and its committees, including ESG reporting and the bank’s corporate citizenship strategy.

Audit committee

Oversees the bank’s financial reporting, internal controls over financial reporting and disclosure controls and procedures. It reviews our annual report, which includes disclosure of the bank’s E&S risks as well as TCFD-related disclosure in the annual report.

Human resources committee

Oversees compensation and recommends for board approval CEO and Group Executive compensation, including short-term incentives, which considers environmental sustainability and social and governance results. Responsible for talent management and human resources strategies including diversity and inclusion and health and wellness.

Risk committee

Oversees significant and emerging risks to the bank, including E&S risks. It recommends for board approval our Enterprise Risk Appetite Framework, which requires consideration of E&S risks when making risk management decisions.

Our approach to corporate governance is covered in detail throughout this circular. The highlights listed below focus on E&S governance initiatives.

     Spotlight on key 2021 ESG highlights at the board and its committees

Environment	Social	Governance of E&S

✓  In-depth presentations to the board and discussions on the bank’s climate strategy, including our updated Climate Blueprint and our NZBA commitments

✓  External presentation to the board on the Global Context on Climate and Considerations for Boards

✓  Engagement by the risk committee with the Chief Risk Officer to ensure that E&S risks are embedded into our risk frameworks, policies and procedures with regular updates on climate risk

✓  Joint audit and risk committees meeting to review our annual enterprise-wide stress testing which factored in physical and transition risks

✓  Updates on regulatory and political developments related to climate change and trends on investor and proxy advisor perspectives presented to the governance committee

✓  Review by the governance committee of the TCFD Report

✓  Governance committee received annual update on our corporate citizenship initiatives and strategy and approved global donations budget

✓  Approval by the governance committee of our UK and Australian Modern Slavery Act Statement and review of our Public Accountability Statement

✓  Regular executive talent reports to the human resources committee on diversity leadership metrics for women and Black, Indigenous and people of colour

✓  Results of the 2021 Employee Engagement Survey presented to the human resources committee

✓  Discussion at the human resources committee of our Future of Work strategy, including hybrid work, return to premises and vaccination

✓  Reporting to the risk committee on human rights risks and integration into our risk management framework

✓  Annual approval by the board of our Enterprise Risk Appetite Framework, which requires consideration of E&S risks

✓  Annual approval by the governance committee of our Code of Conduct and regular reporting on culture and conduct

✓  Review by the governance committee of our suite of ESG disclosures, including the ESG Performance Report

✓  Enterprise Risk Reports presented quarterly to the risk committee, including updates on trends and regulatory developments related to climate risks and human rights risks

✓  Approval of the CEO and Group Executive compensation, which considered environmental sustainability, and social and governance practices, as part of the evaluation of their performance against risk and strategic objectives in our short-term incentive program

ESG recognition

RBC is recognized as an “Outperformer” or “Leader” by our top tier ESG rating agencies and indices, and have an average 82 percentile ranking across priority ESG indices1.

1

Average percentile ranking compiled from our four top-tier ESG ratings/rankings, including Sustainalytics, MSCI ESG Rating, FTSE4Good and RobecoSAM’s Corporate Sustainability Assessment (informing the DJSI). This metric was formally called ESG Composite Index. See our 2021 ESG Performance Report for more information.

Royal Bank of Canada

Governance

Our ESG journey

For more than 150 years, RBC has been committed to creating long-term, sustainable value for our stakeholders. The experience we have gained through the years will help us build a better future.

As more fully described on pages 68 and 74-76 of this circular, our executive compensation program rewards executives for successfully executing on the bank’s strategy, which includes ESG priorities.

For more information, please see our 2021 ESG Performance Report, 2021 TCFD Report, 2021 Public Accountability Statement, and 2021 Diversity & Inclusion Report.

Royal Bank of Canada

Governance

Diversity and inclusion in action

Diversity and inclusion has always been a core value at RBC. Our vision is to be among the most inclusive and successful companies, putting diversity into action to help employees, clients and communities thrive. To support that vision, we seek to be a recognized leader in inclusion and leadership diversity and the financial institution of choice for diverse client markets, and to leverage diversity and inclusion for the growth and success of RBC, our clients and communities. We also seek to attract and retain the best talent from the entire talent pool, which requires considering a diverse range of skills and backgrounds and embracing differences. The board is committed to diversity and inclusion at all levels as it provides RBC access to a wider pool of talent and drives creativity, innovation and growth.

Board Diversity Policy

A balanced and diverse board is critical to successful board oversight. We firmly believe that the board should reflect the diversity of our clients, employees, shareholders, and communities. We are proud of the leadership role we play in promoting board gender diversity in corporate Canada and the progress we have made toward achieving a diverse board that today has 46% of members who identify as women. We recognize that we need to continue to enhance the representation of people who identify as Black, Indigenous, people of colour as well as members of other historically underrepresented groups among board members.

To help achieve our diversity objectives, the board has approved a Board Diversity Policy which establishes that diversity is a critical lens through which the governance committee assesses each director candidate necessary to meet our goals of excellence, innovation and success. Pursuant to our commitment to a balanced and diverse board, gender and non-gender diversity, ethnicity, race, ancestral origin, age, geography, background, sexual orientation and other dimensions of diversity are always important factors considered by the governance committee. The Board Diversity Policy also requires that men and women each comprise at least 35% to 45% of directors.	When identifying and nominating director candidates, the governance committee considers representation of women, Black, Indigenous, people of colour and other historically underrepresented groups.

Every year, the governance committee completes a self-assessment that measures, among other things, its effectiveness in guiding the board toward its diversity objectives. It also reviews the board’s composition and any anticipated vacancies through the lens of our Board Diversity Policy and our objectives.

Diversity of the executive team

Diversity is integrated throughout our approach to talent management, which is highlighted on page 56. We believe a stronger future relies on a pipeline of diverse leaders. We align our talent strategies and succession planning with our business strategies and leadership model and use metrics to ensure we are preparing a diverse talent pool for growth and future leadership roles. In our approach to succession planning, we assess, identify and develop executives and high-potential talent to build leadership capabilities with a goal to create a diverse group of leaders who will drive our performance.

1

We may at times use different terminology to describe demographic groups. For example, throughout this proxy circular we will refer to Black, Indigenous and people of colour. This term recognizes the unique histories of racism that Black and Indigenous people have lived through. While the terminology originated in the United States, its meaning has significance worldwide. Similar acronyms are used in different regions; for example, BAME, which is commonly used in the UK, stands for Black, Asian and Minority Ethnic. Referring to Black, Indigenous and people of colour is not intended to be a catch-all as RBC recognizes that not all racialized people experience racism in the same way.

Royal Bank of Canada

Governance

The representation of talent in executive and senior manager roles is a reflection of the diversity of our talent pipeline which drives better performance, stronger growth and greater innovation. We focus on accelerating the development of diverse leaders to strengthen our succession bench through a number of programs, including: Women in Leadership, Ignite, (our leadership program for individuals who identify as Black, Indigenous or people of colour) and RLaunch (a program for senior-level individuals who have been on a career break for longer than one year).

We also consider diversity when identifying development opportunities for our high-potential employees, such as inclusion on executive staffing lists, directorships on subsidiary boards, targeted development plans and participation in formal development and mentoring programs. Recognizing that what gets measured gets managed, we set specific time-bound goals to increase the diversity of our leadership. We have been making progress on the representation of women in executive roles increasing from 38% to 44%1, and executives who identify as Black, Indigenous or people of colour increasing from 16% to 23% since 2015. In 2020, we committed to tackle systemic racism and bias across three key pillars through our Actions Against Systemic Racism, one of which was Redefining Inclusive Leadership. As part of those commitments, our executive staffing goals for fiscal 2021 were 50% women and 30% Black, Indigenous or people of colour (up from 20%). In fiscal 2021, people who identify as women represented 41% of our new executive appointments and people who identify as Black, Indigenous or people of colour represented 43%. Our executive appointment goals are a key enabler for ensuring continued progress on representation. We enable leaders across our businesses to support staffing goals in a number of ways, such as building a strong pipeline to support diverse candidate slates and establishing programs to develop the skills, capabilities and experiences of our diverse talent across RBC. Additionally, at all levels, people who identify as women accounted for 54% of promotions2 in fiscal 2021, while people who identify as Black, Indigenous or people of colour represented 43%.

We do not establish specific diversity targets at the Group Executive level due to the small size of this group and the need to carefully consider a broad range of criteria; most importantly, the appropriate matching of business needs to drive long-term value for our stakeholders and the proven skills and capabilities of new appointees. As of the date of this circular, 30% (3 out of 10) of the executive officers who make up the Group Executive identify as women.

The RBC Diversity Leadership Council, which is chaired by the CEO and comprises senior executives from across our businesses, promotes diversity and inclusion and oversees strategies and action plans with measurable outcomes for all of RBC. We believe that in order to speak up for inclusion, we need to speak about inclusion and we are taking action to empower, enable and engage our colleagues, communities and clients to have meaningful conversations through our diversity portal at rbc.com/diversity.

Engaging with shareholders and other stakeholders

Continuous and open dialogue with shareholders and other stakeholders is a key priority for us. The board encourages all stakeholders to provide timely and meaningful feedback, facilitates constructive engagement and regularly reviews the bank’s engagement with shareholders and stakeholders for alignment with best practices.

There are many ways people can engage with us and access important information:

Board of directors	Stakeholders can communicate with the directors or the board chair as described at rbc.com/governance.
Management	The CEO and other members of the Group Executive, senior management, Investor Relations, and the secretary meet regularly with financial analysts, investors and other stakeholders.
Investor Relations	Investor Relations is responsible for communicating with the investing public on behalf of RBC.
Live broadcasts

We broadcast our quarterly earnings calls with analysts live and archive them on our Investor Relations site for a period of three months after each call. Shareholders can also participate in our annual meeting via a live webcast, which is archived on our Investor Relations site until the next annual meeting.

Please see the back cover of this circular for the contact details of the board chair, secretary and Investor Relations.

[1]	Represents data based on self-identification for our businesses in Canada governed by the Employment Equity Act.
[2]

“Promotions” are defined as upward change in position level or human resources class. The values included here exclude summer interns, students and co-ops. The values for women and men represent data from our global operations, while values for Black, Indigenous and people of colour represent data from our businesses in Canada and the United States.

Royal Bank of Canada

Governance

Board independence

With the exception of our CEO, all 2022 director nominees are independent.

To be effective, the board must be independent. To this end, the board has adopted a Director Independence Policy that incorporates the “affiliated persons” regulations from the Bank Act and the definition of “independence” from the Canadian Securities Administrators guidelines. It also sets additional standards for members of our audit committee and our human resources committee. The Director Independence Policy is filed with securities regulators at sedar.com and is available at rbc.com/governance.

Assessing director independence

Directors are independent only if they are unaffiliated with RBC and the board has determined that they have no direct or indirect material relationship with RBC that could interfere with their independent judgment.

To determine whether directors are independent, the board uses information about their personal and business relationships with RBC, including their personal banking and financial services information. The board collects this information from sources such as:

•	director responses to an annual detailed questionnaire

•	director biographical information, and

•	internal records and reports on relationships between directors, entities affiliated with directors and RBC.

The board tests relationships between directors and RBC using materiality thresholds set out in our Director Independence Policy. The board also considers other facts and circumstances it deems relevant to determine whether any of these relationships could reasonably be expected to interfere with a director’s independent judgment. It considers the nature and extent of these relationships and their importance not only to directors and to RBC, but also to entities with which directors are affiliated.

Under the Bank Act, the CEO must be a member of the board. He is the only director who is not independent.

Guidelines to address other professional activities

None of the director nominees serve on more than three public company boards, in addition to RBC.

Directors must notify the board chair, governance committee chair and secretary before they engage in any new professional activities, including as a director (public or private), employee, advisor or consultant. The board chair and governance committee chair assess whether the director will have sufficient time and energy to devote to RBC responsibilities and evaluate potential circumstances that could impact independent thinking, including conflicts of interest.

Board interlock policy	No more than two RBC board members may serve on the same public company board. Currently no RBC director serves on another public company board with another RBC director.
Service on public company audit committees	No member of the RBC audit committee may serve on an audit committee of more than two other public companies.

Royal Bank of Canada

Governance

Maintaining independence

The board has established other important ways to maintain its independence.

Access to management	All independent directors have unrestricted access to management and RBC employees.
External advisors	Each board committee and, with the approval of the board chair, individual directors may engage external advisors at the expense of RBC to ensure they have access to independent advice.
In camera sessions	The board chair and committee chairs lead sessions without management to facilitate open and candid discussion among the directors.

In fiscal 2021, all board and regularly scheduled committee meetings except for one committee meeting had an in camera session without management.

Nominating, developing and evaluating board members

Finding the right director candidates

We regularly engage independent search firms to help identify high-potential candidates.

The board derives its strength from the diversity, competencies, skills and experience of its members.

The governance committee oversees board renewal and nominates directors for election to the board. Fundamental to the committee’s purpose is to build a board that is composed of directors who possess the talent and experience to support the future strategic objectives of RBC, with strong risk discipline in the context of a rapidly changing and increasingly competitive global marketplace and evolving regulatory landscape. The committee reviews board composition and any anticipated board vacancies through the lens of the Board Diversity Policy. RBC shareholders elect the directors at each annual meeting to serve until the next annual meeting.

Every year, the governance committee works with the board chair to review the credentials of candidates proposed for election or re-election to the board and assess their competencies and experience against those that the board believes, as a whole, it should possess. As part of this analysis, the committee maintains a matrix (see page 21) indicating the major competencies and major experience that each director contributes.

The governance committee considers the results of the board and director effectiveness evaluations in its assessment of the skills and competencies needed to support our strategic objectives.

Royal Bank of Canada

Governance

Finding the right director candidates

Identified by: • search firms • directors • management • shareholders • individuals and other stakeholders	• consider future strategic objectives and risk • reference skills matrix • consider diversity • assess qualifications • review independence • check conflicts • interview process	• governance committee recommends • board approves • shareholders elect	5	new directors since 2017

How to submit a nomination

Shareholders	Shareholders may submit candidates to the board chair.
Proposal under the Bank Act	In accordance with the Bank Act, qualifying shareholders may submit a formal proposal to nominate an individual for director.
Nomination under the Proxy Access Policy	The RBC Proxy Access Policy provides an additional way for shareholders to submit director nominations and can be found at rbc.com/governance.
Individuals and other stakeholders	Individuals and other stakeholders may also submit candidates to the board chair.

Contact information can be found on the back cover of this circular.

Evaluating candidates for the board

The governance committee and the board chair work together to consider all qualified individuals and maintain an evergreen list of potential candidates.

The board selects independent nominees possessing business and professional expertise, including relevant financial services industry and risk management expertise, senior-level involvement in major organizations, international experience, a history of achievement and performance at the highest level, and residency in and familiarity with geographic regions relevant to our strategic objectives.

To best support the bank in achieving its purpose of helping clients thrive and communities prosper, all director nominees are required to have experience in environmental, social or governance matters. They must also share a commitment to the RBC values of integrity, putting the client first, diversity and inclusion, accountability and collaboration.

Our director effectiveness framework lays out the skills, commitment and conduct we expect from new and current directors (see page 43 for more on this). In line with our Board Diversity Policy and our commitment to further improve diversity among board members, the governance committee also considers other important factors such as gender and non-gender diversity, ethnicity, race, ancestral origin, age, geography, background, sexual orientation, and other dimensions of diversity. In particular, it considers the level of representation of women, Black, Indigenous and people of colour and other underrepresented groups when considering candidates to nominate.

Royal Bank of Canada

Governance

Board size considerations

This year, 13 nominees are standing for election as a director.

When determining its optimal size, the board balances two competing priorities:

•

the business need for diversity of skills, experiences, perspectives and backgrounds that align with the near- and long-term strategic objectives of RBC and reflect its diverse client and stakeholder base, and

•	the need to be small enough to facilitate open and effective dialogue and thorough and responsive decision-making.

Regulatory requirements and succession planning also play key roles in the board’s determination of its optimal size.

Majority voting

The board’s Majority Voting Policy states that any nominated director in an uncontested board election must immediately tender their resignation if they are not elected by at least a majority (50% plus 1 vote) of the votes cast in their election. The board will determine whether to accept the resignation within 90 days. Absent exceptional circumstances, the board will accept the resignation, making it effective immediately.

A director who tenders a resignation will not participate in any meeting where the board or a committee is considering their resignation. RBC will promptly issue a news release with the board’s decision. If the board determines not to accept the resignation, the news release will fully state the reasons for that decision.

Tenure policy

We have a tenure policy that outlines term limits in order to:

•	balance the benefits of experience with the need for new perspectives, and

•	achieve ongoing board renewal.

Directors*	A director’s term lasts 15 years or until they reach the age of 70, whichever comes first. New directors may serve for at least six years, regardless of their age.
Board chair	The board chair’s term is eight years.
Committee chairs	A committee chair’s term is three years, which may be extended for up to two years, if appropriate, considering the expertise required to lead the relevant committee.

*	For directors who joined the board prior to May 27, 2011, the term starts on March 1, 2012.

The board, upon the recommendation of the governance committee, may waive the term and/or age limits for a director, the board chair or a committee chair. In light of the ongoing COVID-19 crisis, the board approved the extension of the board chair’s tenure by one year until the 2023 annual meeting and the extension of the risk committee chair’s tenure until the 2022 annual meeting.

Term limits do not take precedence over our annual director effectiveness evaluation. Nominations for re-election as director will be based on the needs of the board and RBC given its strategic objectives and will take into consideration the results of the effectiveness evaluation and peer reviews.

A director is expected to submit their resignation to the board chair if:

•	their qualifications, independence or other credentials change

•	they no longer meet the eligibility rules under the board’s conflict of interest guidelines, or

•	they are no longer qualified under the Bank Act or other applicable laws.

The governance committee will make a recommendation to the board on whether it should accept the resignation. A director who tenders a resignation does not participate in the discussion or decision-making process.

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Governance

Helping directors succeed in their roles

The board strives to ensure that new directors receive a thorough introduction to their role and all directors have access to the resources they need to focus on ongoing development. The governance committee is responsible for making the transition of new directors as seamless as possible and equipping them with the right tools to succeed and make valuable contributions to the board and RBC.

Our principles-based approach reflects three key pillars to facilitate an agile and adaptive board, each of which proved to be still very relevant in 2021 as we continue to adapt to the unpredictable circumstances of the COVID-19 pandemic.

Our principles-based approach to director development

Orientation and onboarding

•	In-depth orientation guide covering our governance principles and policies including our Code of Conduct and Director Independence Policy

•	Strategic and business deep-dives with members of the Group Executive and senior management

•	Onboarding sessions with key governance, legal and function executives to advise directors on their obligations and the internal controls and practices in place at RBC

•	Attendance at committee meetings even if a director is not a member

•	Committee chair orientation with executive sponsors and the secretary

Integration

•	Mentorship program matching new directors with experienced members

•	One-on-one meetings with the board chair and committee chairs to enhance their understanding of the board’s culture and dynamics

•	Ongoing engagement with members of the Group Executive and senior management to deepen knowledge of our strategic objectives and foster open dialogue and constructive relationships

Personal development

•	Education sessions and materials:

-	presentations by senior executives on various topics including specialized and complex aspects of our businesses and operations

-	RBC Speaker Series, where external guest speakers provide insights on a variety of topics, including the economic and political landscape as well as emerging industry, regulatory and market trends

-	areas of shared concern or oversight covered in joint educational sessions across committees

-	daily and weekly media updates and investor relations reports on key topics, the bank’s media presence and market trends

-	regular updates about educational opportunities outside RBC

Directors have full access to committee meetings and education sessions regardless of committee membership. They also receive educational materials and updates between board meetings on matters relevant to our businesses.

•	Tailored programming:

-	programs to address the particular needs of each director based on their background, experience and personal focus areas

-	opportunities relevant to directors at large financial institutions (e.g., Global Risk Institute, Group of Thirty, Bank Governance Leadership Network)

•	Membership at the Institute of Corporate Directors (Canada) and National Association of Corporate Directors (U.S.)

Royal Bank of Canada

Governance

Focus on continuous education

With ongoing uncertainty of the COVID-19 pandemic in 2021, the board and management remained focused on the key issues impacting RBC as well as our clients, employees, shareholders, communities and other stakeholders. There was a coordinated approach to education across the board and its committees organized around the themes of market, macroeconomic, technological and digital, environmental, social and governance; and regulatory matters. Although the board did not travel and participate in tours of our operations in 2021, directors nevertheless attended several virtual talent events with employees throughout the year and received presentations from teams from key regions in Canada and the U.S.

Quarter	Education presentations	Attendance
	Results of the U.S. Election and Implications to Canada	Board
Q1 2021	Cyber Security Annual Update: The Threat and Regulatory Landscape	Board
	Interbank Offered Rate (IBOR) Transition Key Impacts and Activities	Audit
Q2 2021	Artificial Intelligence: Risk Considerations and Group Risk Management Oversight	Board
	Deeper Dive on Key Canadian Banking Regions	Board
	Panel Discussion – The Biden Administration Plans and the Impact to Canada	Board
	The Power of Data and How it Impacts RBC	Board
	Fair Value of Financial Instruments: Principles, Governance and Upcoming Changes in the Market Landscape	Audit
	Behavioural Science in Audit: What it is and How it Applies to Audit	Audit
	Digital Trust and Resilience: Building Trust in Cloud and Third Parties and Shifting to a Resilient Mindset	Audit
	Environmental, Social and Governance Landscape	Governance
	RBC Insurance Through a Risk Lens: Longevity Business	Risk
	Wealth Management Canada Through a Risk Lens	Risk
	Capital Markets Through a Risk Lens	Risk
Q3 2021	Misleading Advertising by “Influencers”: Best practices for directors	Board
	Corporate Governance Update	Governance
	Implementation of the New Financial Consumer Protection Framework	Governance
	Regulatory and Government Affairs Update	Governance
	Future of Work Strategy, including Focus on Hybrid Work	HR
	Canadian Banking Personal Lending Portfolio Through a Risk Lens	Risk
Q4 2021	Analyst Perspective on Big Tech: Disruption, approach and progress	Board
	Global Context on Climate and Considerations for Boards	Board
	Investor Perspective on the Road Ahead for RBC	Board
	Macroeconomic Trends: Three Top of Mind Concerns for Organizations and CEOs	Audit
	Leadership Strategy Update, including Focus on Diverse and Inclusive Leadership	HR
	Counterparty Credit Risk	Risk
	IBOR Transition Program Interest Rate Benchmark Reform	Risk
	Leveraged Lending	Risk
	Third Party Resiliency and Supply Chain Attacks	Risk

RBC Speaker Series presentation

Royal Bank of Canada

Governance

Evaluating the board, committees, chairs and directors

The board and its committees annually review their effectiveness as part of their commitment to continuously improve their oversight, guidance and constructive challenge of management. Managed by the governance committee, this process also includes separate evaluations of the board chair and each committee chair as well as a self-assessment and a peer review of each director. The results inform the board’s development of priorities and action plans for the following year. The evaluations also form part of the governance committee’s assessment of the skills and competencies director nominees need for election or re-election.

In 2021, we retained a new independent consultant to provide fresh perspectives and insights on assessing our effectiveness as a board and as directors

Expectations of our directors

Our director effectiveness framework identifies the key characteristics and behaviours the board considers essential for each director to fulfil their role successfully. This framework forms the basis of the peer evaluation components of the assessment and reflects the director’s commitment to improvement at a board and individual level. In 2021, the effectiveness framework was amended to better reflect the directors’ commitment to diversity.

Annual evaluations

Annual evaluations of the board and each committee are supplemented with input from members of the Group Executive on areas such as board and committee processes, materials, interaction with management and overall effectiveness. We review our evaluation and effectiveness frameworks annually to align them with best practices and regulatory guidance.

Royal Bank of Canada

Governance

Updates on priorities and action plans are provided to the board and committees by the board chair and committee chairs on a regular basis throughout the year. This approach creates an effectiveness evaluation that is an ongoing, dynamic part of the functioning of the board and its committees.

Feedback is collected through questionnaires and through meetings between the board chair and the committee chairs as well as one-on-one meetings between the board chair and each director.

The board is evaluated by all directors and the Group Executive.

The board chair is evaluated by all directors, including the CEO.

The committees and committee chairs are evaluated by committee members and applicable members of the Group Executive and senior management.

Each independent director completes a personal and peer review.

An independent consultant analyzes the feedback and peer reviews and prepares the reports.

The board and governance committee review the board and board chair reports. The governance committee chair reports to the board on the effectiveness of the board chair.

The governance committee and applicable committees review the committee and committee chair reports. The board chair also reviews the committee chair reports.

The board chair reviews the independent director peer reviews with each director. The governance committee chair reviews the board chair’s performance assessment and individual peer reviews with the board chair.

Priorities and action plans are developed for the board and committees as well as the committee chairs and the board chair.

Development opportunities are identified, as required, for each independent director.

Reports and peer reviews are taken into consideration during the re-nomination process.

Royal Bank of Canada

Governance

Board committee reports

Audit committee report

The committee is satisfied that its activities over the fiscal year have fulfilled its mandate.

Members (fiscal year end)	• F. Vettese (chair), C. Devine, M. Turcke, B.A. van Kralingen and J. Yabuki

Financial literacy and audit expertise

•  All members of the audit committee are “financially literate” within the meaning of the Canadian Securities Administrators rules and the corporate governance listing standards of the New York Stock Exchange

•  F.Vettese, C. Devine and J. Yabuki qualify as “audit committee financial experts” as defined by the U.S. Securities and Exchange Commission

Meetings

•  Seven regular and one special meeting were held in fiscal 2021 (five of those meetings also included joint sessions with the risk committee); the external auditor attended each regular meeting

•  The seven regular meetings included an in camera session without management present

•  The committee also held separate in camera sessions with the external auditor at four of the regularly scheduled meetings, and with the Chief Financial Officer (CFO), CLO, Executive Vice-President and Chief Audit Executive (CAE), CCO and Chief Anti-Money Laundering Officer (CAMLO), as required

Responsibility	2021 Highlights

Oversight during the COVID-19 pandemic	✓ Continued to monitor the impact of the COVID-19 pandemic on the bank, including with respect to credit provisioning, capital and liquidity, stress testing and operational effectiveness

Financial reporting and internal controls

✓  Oversaw the bank’s annual and quarterly financial reporting process and recommended quarterly and annual financial reports for approval by the board

✓  Received updates on critical accounting policies and estimates and reviewed significant judgments relating to a number of accounting matters including:

•  allowance for credit losses for performing and impaired financial assets and in particular the estimation of the stage 1 and stage 2 allowance for credit losses; reviewed significant matters considered by management in determining the allowance including the continued impact of the COVID-19 pandemic, macroeconomic conditions, the design and forecasting of future macroeconomic scenarios and variables, and the probability-weighting of these scenarios and overlays

•  goodwill impairment and in particular the assessment of the Caribbean Banking’s cash generating unit; considered management’s regular impairment reviews and updates on sensitivities to management’s estimates and assumptions, including in relation to the impact of the COVID-19 pandemic and the macroeconomic environment

•  uncertain tax positions and disclosure and in particular considering the impact of reassessments received from taxation authorities, including those described in Note 21 to the bank’s consolidated financial statements for the year ended October 31, 2021

✓  Reviewed disclosure controls and procedures and internal controls over financial reporting as well as received regular updates on the control environment, including control issues, associated risks and corrective actions

External auditor (PwC)

✓  Discussed with PwC its responsibilities in performing an integrated audit, its determination of areas of significant audit risk and related risk mitigation procedures, and reviewed and approved its annual audit plan and associated fees

✓  Discussed with PwC key accounting risks and significant judgments made by management

✓  Received written confirmation from PwC of its independence and recommended to the board for recommendation to the shareholders the appointment of PwC as the shareholders’ auditor

✓  Pre-approved all additional engagements with PwC (including any non-audit services)

✓  Received updates on the implementation of the bank’s audit partner rotation plan including transition and timeline of approved lead engagement candidate

✓  Completed a comprehensive and annual assessment of PwC’s performance based on (i) quality of service and sufficiency of resources; (ii) independence, objectivity and professional skepticism; (iii) communication and interaction; and (iv) qualification and experience of the audit team. The comprehensive assessment considered PwC’s performance over multiple years, and also included a review of (i) quality and continuity of the engagement team and (ii) responsiveness to changes and calls for improvement from the audit committees or management

Royal Bank of Canada

Governance

Talent management

✓  Approved the appointment of the new CFO, effective November 1, 2021 and oversaw the transition to the new role

✓  Oversaw the transition of the new CLO

✓  Received an update on Internal Audit’s leadership strategy

✓  Reviewed the performance assessments of the CAE, CCO, CAMLO and former CFO

Legal, regulatory and capital matters

✓  Received regular updates from the CLO on legal matters

✓  Received regular updates from the CCO on regulatory compliance and from the CAMLO on anti-money laundering and anti-terrorist funding regulations

✓  Reviewed updates on engagement with global regulators and results of regulatory supervisory assessments of RBC, including jointly with the risk committee

✓  Reviewed the 2021 Enterprise-Wide Stress Testing results and approved the Internal Capital Adequacy Assessment Process and the 2022 Capital and Funding Plan

✓  Received progress updates on the implementation of IFRS 17 – Insurance Contracts and the impact of IBOR Reform on financial reporting

Oversight of the finance function	✓ Reviewed and approved the function’s organizational structure, budget and resources as well as the CFO Group’s charter and the CFO’s mandate ✓ Assessed the effectiveness of the finance function

Oversight of the internal audit function

✓  Reviewed and approved the annual internal audit plan and monitored its execution

✓  Reviewed and approved the function’s organizational structure, budget and resources and overall risk assessment methodology, as well as the Internal Audit’s charter and the CAE’s mandate

✓  Received an update on Internal Audit’s strategic journey and use of behavioural science in Internal Audit

✓  Reviewed quarterly reports of audit activities, findings and recommendations

✓  Assessed the effectiveness of the Internal Audit function

Subsidiary oversight	✓ Acted as audit committee to certain regulated RBC subsidiaries ✓ Received and reviewed the financial statements, internal control reports and reports from the CFOs of these regulated subsidiaries

Auditor fees

Following a tender process, PwC was appointed our auditor by the board of directors on January 29, 2016, which was approved by RBC shareholders at the annual and special meeting of common shareholders held on April 6, 2016.

Fees relating to the years ended October 31, 2021 and October 31, 2020 to PwC and its affiliates, including the nature of each category of fees, are detailed below.

	Year ended October 31, 2021 ($ millions)			Year ended October 31, 2020 ($ millions)

	Bank and subsidiaries	Mutual funds[1]	Total	Bank and subsidiaries	Mutual funds[1]	Total

Audit fees	38.5	2.5	41.0	38.6	2.4	41.0

Audit-related fees	8.1	–	8.1	8.4	–	8.4

Tax fees	–	0.3	0.3	0.1	0.3	0.4

All other fees	0.6	0.6	1.2	0.5	0.5	1.0

Total fees	47.2	3.4	50.6	47.6	3.2	50.8

1 The Mutual Funds category includes fees paid for professional services provided by PwC for certain mutual funds managed by subsidiaries of the bank. In addition to other administrative costs, the subsidiaries are responsible for the auditor’s fees for professional services rendered in connection with the annual audit, statutory and regulatory filings and other services for the mutual funds in return for a fixed administration fee.

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Governance

Audit fees

Audit fees were paid for professional services rendered by the auditor for the integrated audit of the annual consolidated financial statements of the bank, including its audit of the effectiveness of our internal control over financial reporting, and any financial statement audits of our subsidiaries. In addition, audit fees were paid for services that generally only the bank’s independent auditor reasonably can provide, which includes services provided in connection with statutory and regulatory filings, including those related to prospectuses and other offering documents.

Audit-related fees

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of our annual consolidated financial statements and are not reported under the audit fees item above. These services consisted of:

•	special attest services traditionally performed by the bank’s independent auditor not required by statute or regulation;

•	reporting on the effectiveness of internal controls as required by contract or for business reasons;
•	the audits of the financial statements of our various pension plans;

•	the audits of various trusts and limited partnerships; and

•	financial and reporting standards advice.

Tax fees

Tax fees were paid for tax compliance services including preparation of tax returns for certain mutual funds managed by subsidiaries of the bank and a subscription for services to provide specific tax data and information to complete routine tax schedules and calculations for clients.

All other fees

These services consist of French translation of financial statements and related continuous disclosure and other public documents containing financial information for us and certain of our subsidiaries, regulatory compliance services as well as accounting and other research publications.

Governance committee report

The committee is satisfied that its activities over the fiscal year have fulfilled its mandate.

Members (fiscal year end)	• J. Côté (chair), A. Chisholm, D. Denison, C. Devine, R. Jamieson and J. Yabuki

Meetings	• Five regular meetings and one special meeting were held in fiscal 2021 • Four regular meetings included an in camera session
Responsibility	2021 Highlights

Oversight during the COVID-19 pandemic

✓ Continued to monitor the effects of the COVID-19 pandemic on the bank, including on culture and conduct, corporate citizenship initiatives and strategy, board and committee effectiveness, and director onboarding.

Monitor best practices and trends

✓ Approved the Statement of Corporate Governance Practices

✓ Received updates highlighting key Canadian, U.S. and international regulatory and governance developments and investors’ and proxy advisory firms’ perspectives

Director recruitment and board composition

✓ Ongoing development of a candidate pipeline using external consultants, identified and engaged with potential candidates, and recommended the appointment of Roberta Jamieson

✓ Oversaw committee chair succession and recommended the extension of the risk committee chair’s tenure in light of the ongoing COVID-19 pandemic

✓ Reviewed and approved the director nominees for election and assessed directors’ independence

Director compensation

✓ Reviewed current competitive trends in director compensation globally and recommended no changes to director compensation for 2022

✓ Recommended extending the time frame for directors to meet director equity ownership requirement in order to achieve a more balanced and diverse board that reflects the diversity and experiences of our clients, employees, shareholders, and communities

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Governance

Director effectiveness

✓ Developed and approved 2021 priorities for the board and board chair and reviewed regular progress reports against these priorities

✓ Oversaw the annual board, committee and peer effectiveness evaluation, including the hiring of a new independent consultant to provide fresh perspectives and insights on assessing our effectiveness as a board and directors

Director orientation and education

✓ Reviewed a refreshed approach to director development, including the onboarding of director candidates having the key characteristics and behaviours the board considers essential prior to their appointment and ensuring new directors are provided with appropriate orientation support in a virtual environment

✓ Coordinated continuing education programs across the board and committees

✓ Oversaw the onboarding of one new director in the context of the pandemic through an enhanced personalized approach, including multiple one-on-one meetings and touchpoints to ensure optimal support

Stakeholder engagement	✓ Oversaw engagement with shareholders, industry and governance advisors and regulators on key and emerging governance topics and trends, including E&S, diversity and inclusion, and culture matters

Corporate citizenship and ESG

✓ Received the annual update on RBC corporate citizenship initiatives and strategy, with a focus on the impact the COVID-19 pandemic had on not-for-profit organizations supported by RBC, and approved the 2022 global donations budget

✓ Reviewed the 2020 ESG Performance Report, Public Accountability Statement, TCFD Report and the RBC 2020 Modern Slavery Act (UK and Australia) Statement

Culture and conduct

✓ Received regular reporting on culture and conduct matters, including client outcomes, organizational and employee conduct and risk culture, the impact on the integrity, soundness and resilience of financial markets and on our reputation, with a focus on themes resulting from the COVID-19 pandemic and on benchmarking and program effectiveness assessments

✓ Received an update on the implementation of a new Financial Consumer Protection Framework

✓ Approved the RBC Code of Conduct

Subsidiary oversight	✓ Acted as the conduct review committee for certain of our federally regulated financial institution subsidiaries

Human resources committee report

The committee is satisfied that its activities over the fiscal year have fulfilled its mandate.

Members (fiscal year end)	• T. Vandal (chair), T. Daruvala, M. Turcke, B.A. van Kralingen and F. Vettese

Meetings

•  Six regular meetings were held in fiscal 2021 (one of those meetings also included a joint session with the risk committee)

•  Six meetings included an in camera session without management present

•  In camera sessions were also held with the external independent compensation advisor, Frederic W. Cook & Co., Inc. (FW Cook), at each meeting where executive compensation was discussed

Responsibility	2021 Highlights

Oversight during the COVID-19 pandemic

✓ Heightened oversight focus on management’s response to the ongoing COVID-19 pandemic in relation to the health and well-being of employees, including the bank’s enterprise mental health campaign, the bank’s Future of Work strategy including the shift to hybrid work and return to premises

Executive compensation

✓ Reviewed our approach to executive compensation, including design and positioning relative to comparators

✓ Reviewed the performance assessment of the CEO against 2021 objectives, and made recommendations to the board for the performance objectives and metrics for 2022

✓ Reviewed and made recommendations to the board to approve the compensation of the CEO and other members of the Group Executive, as well as target compensation for 2022

✓ Approved the compensation of the CAE, CCO and CAMLO

Royal Bank of Canada

Governance

Compensation oversight and risk management	✓ Met with the CRO to review the alignment of variable compensation with potential and realized risks ✓ Reviewed a pay-for-performance assessment of 2020 CEO pay conducted by FW Cook

Oversight of compensation programs, policies and pensions

✓ Reviewed and made recommendations to the board to approve design and payouts for major compensation programs

✓ Reviewed the CAE’s report on compensation risk management and governance practices, including alignment with the Financial Stability Board (FSB) Principles and Standards

✓ Reviewed a report of RBC pension plans and plans of certain of its subsidiaries covering governance, oversight, controls, funding, performance and investment strategy, and made recommendations to the board to approve 2021 pension plan funding

Talent management and succession

✓ Reviewed and discussed the RBC leadership strategy, including on how the changing leadership landscape will influence employment brand and engagement, and on strengthening succession, developing highly skilled leaders, advancing diversity in leadership and scaling talent management

✓ Received Executive Talent Updates at each meeting and discussed tracking against diversity leadership metrics and representation for women and Black, Indigenous and people of colour

✓ Received presentations on the talent strategies of three main business segments, Personal & Commercial Banking, Wealth Management and Capital Markets, and of our Group Risk Management function

Employee engagement

✓ Received and discussed the Annual Report on Employee Engagement which included results from the Employee Engagement Survey, highlighting key themes related to employee well-being and engagement

✓ Received a report on the Future of Work Strategy, including hybrid work, return-to-premises planning and protecting the bank’s culture

Risk committee report

The committee is satisfied that its activities over the fiscal year have fulfilled its mandate.

Members (fiscal year end)	• T. Daruvala (chair), A. Chisholm, J. Côté, D. Denison, R. Jamieson and T. Vandal

Meetings

•  Seven regular meetings and six special meetings were held in fiscal 2021 (five of those meetings also included joint sessions with the audit committee and one of those meetings also included a joint session with the human resources committee)

•  Seven meetings included an in camera session without management present

Responsibility	2021 Highlights

Oversight during the COVID-19 pandemic	✓ Maintained oversight of management’s response to the COVID-19 pandemic health and economic crisis, including significant and emerging risks and management’s responses as they evolved

Risk management

✓ Continued to monitor measures taken to contain the spread of COVID-19 and its impacts, and oversaw the management and mitigations of related risks including:

•  fiscal policies, monetary policies and health and safety measures enacted by local and federal governments and their impact on both the pace and magnitude of the economic recovery

•  retail and wholesale credit risk trends and outlooks arising from both temporal and structural changes in the macro-economic environment, and the associated changes in credit provisions

•  market, counterparty credit and liquidity risks

•  non-financial risks including third party risks and supply chain attacks, information management and technology risks, and cybersecurity risks

•  client relief programs

•  culture risk stemming from a prolonged work-from-home environment, and

•  regulatory matters

Royal Bank of Canada

Governance

✓ Received reports on key risks including geopolitical risks, E&S risks, including climate change; counterparty credit risk and risks related to leveraged lending; capital call loans; cryptocurrency; IBOR reform; and Real Estate and Related wholesale loan portfolios

✓ Received reports on the profile and risks of the following businesses: Capital Markets, RBC Insurance’s Longevity, Wealth Management Canada, and Canadian Banking’s personal lending, and discussed the bank’s risk profile relative to peers

✓ Reviewed results of regulatory supervisory assessments of RBC, including jointly with the audit committee

✓ Oversaw the delegation of risk limits to management

✓ Reviewed and approved wholesale credit risk parameters

✓ Reviewed and approved the bank’s resolution plan

✓ Reviewed the enterprise-wide stress testing scenarios and results, as well as approved the Internal Capital Adequacy Assessment Process

Significant transactions	✓ Approved significant transactions that exceeded the authorities delegated to management

Risk framework and oversight

✓ Reviewed and approved the Enterprise Risk Management Framework, the bank’s program for identifying, measuring, controlling and reporting on significant risks, as well as supporting risk management frameworks

✓ Reviewed and made recommendations to the board to approve the Enterprise Risk Appetite Framework, which represents the amount and type of risk that RBC is willing to accept in the pursuit of its business objectives

Oversight of risk management function

✓ Reviewed and approved the function’s organizational structure, budget and resources and the mandate of the CRO

✓ Assessed the effectiveness of the risk management function and reviewed the performance assessment of the CRO

✓ Reviewed an assessment of the design and effectiveness of the risk governance framework by Internal Audit

Subsidiary oversight	✓ Reviewed and approved the bank’s Combined U.S. Operations Liquidity Risk Tolerance and Appetite ✓ Received and approved credits for RBC subsidiaries

Royal Bank of Canada

Executive compensation

Letter from the human resources committee

Dear fellow shareholders,

Throughout another year defined by the pandemic, RBC led with purpose in creating long-term value for its clients, employees, communities and shareholders. The ongoing opportunities and challenges highlight the need for the board and senior management team to stay true to the bank’s purpose, values and strategy, and to remain steadfastly focused on leveraging core strengths, scale and competitive advantages to deepen existing client relationships and build new ones.

Through these uncertain times, RBC continued to transform the bank for the future by investing further in people and technology. The bank’s talented team created differentiated client experiences during a year of tremendous activity and demand, and drove performance that delivered in the short term while continuing to build for the long term.

We are pleased to share our approach to executive compensation for 2021 and to highlight the performance metrics we considered in determining 2021 compensation awarded to Dave McKay, RBC President and Chief Executive Officer (CEO). Guided by our compensation philosophy and principles, the human resources committee’s decisions on executive compensation reflect our ongoing focus on driving sustainable growth and creating long-term value for our clients, employees, communities, and shareholders.

Our Purpose and strategic goals
Guided by our Vision to be among the world’s most trusted and successful financial institutions, and driven by our Purpose of helping clients thrive and communities prosper, we aim to be:
•	the undisputed financial services leader in Canada
•	the preferred partner to corporate, institutional and high net worth clients and their businesses in the U.S., and
•	a leading financial services partner valued for our expertise in select global financial centres.

RBC performance in 2021

Our financial performance in 2021 demonstrated the bank’s purpose-led approach to creating long-term value for those we are proud to serve.

The bank’s employees around the world continued to go above and beyond for our clients, generating strong performance across our core businesses and driving our premium shareholder performance.

Our mix of industry-leading franchises — diversified across business segments and geographies — generated earnings of $16.1 billion for fiscal 2021, up $4.6 billion or 40% year-over-year. The bank met all its medium-term objectives, with a return on common equity (ROE1) of 18.6%, up from 14.2% in 2020, a robust common equity tier 1 (CET1) ratio of 13.7% and earnings per share (EPS) growth of 41%. The bank also continued to outperform its global peer group over the three- and five-year periods, as noted in the table below, and distributed $6.2 billion in dividends to its common shareholders.

    Financial results for

    short-term incentive program

      Earnings net income (C$ billions)

$11.4 2020	$16.1 2021

Financial results for mid- and

long-term incentive programs

Medium-term objectives[1]	3-year[2]	5-year[2]

Diluted EPS growth of 7%+	10%	10%

Return on equity[3] of 16%+	16.5%	16.8%

Strong capital ratio (CET14)	12.8%	12.1%

Total shareholder return[5]	3-year	5-year

RBC	16%	13%

Peer group average	14%	12%

1  A medium-term (3–5 year) objective is considered to be achieved when the performance goal is met in either a 3- or 5-year period. These objectives assume a normal business environment, and our ability to achieve them in a period may be adversely affected by extraordinary developments such as the COVID-19 pandemic and the current low interest rate environment.

2  Diluted EPS growth is calculated using a Compound Annual Growth Rate (CAGR). ROE and CET1 ratio are calculated using an average.

3  Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. This includes average common equity used in the calculation of ROE. For further details, refer to the Key performance and non-GAAP measures section of the 2021 Annual Report.

4  Capital ratios are calculated using Office of the Superintendent of Financial Institutions’ (OSFI) Capital Adequacy Requirements Guideline.

5  Annualized TSR is calculated based on the TSX common share price appreciation plus reinvested dividend income. Source: Bloomberg, as at October 31, 2021. Please refer to the 2021 Annual Report, pages 16 to 17.

1	Net income available to common shareholders, expressed as a percentage of average common equity.

Royal Bank of Canada

Executive compensation

We are especially proud of the bank’s conscious choice to lead on issues that matter most to our clients. In 2021, RBC achieved and exceeded a wide range of client, risk and strategic objectives, including environmental, social and governance (ESG) initiatives, generating meaningful value for our clients and enabling ongoing investments in the communities we serve. Most notably:

✓

With the ongoing impacts of the pandemic, RBC focused on the physical and mental health and well-being of our employees through new benefits, and initiatives, including mindfulness tools and resources, and ongoing support for flexible work arrangements. The bank was also recognized as one of the Best Workplaces for Mental Wellness 2021.

✓

In Canada, RBC maintained #1 and #2 market share in all key product categories across Canadian Banking, Canadian Wealth Management achieved #1 market share for High Net Worth/Ultra High Net Worth, and RBC Capital Markets ranked as the 11th largest global investment bank and #1 Canadian investment bank in the United States by Dealogic, and maintained its industry-leading marketshare in Canada.

✓

Across our five business segments, client satisfaction levels remained strong, highlighted by numerous industry awards and rankings. Among the Big Five Banks, RBC was recognized in all 11 categories of the 2021 Ipsos Financial Service Excellence Awards, and ranked by J.D. Power as highest in customer satisfaction of the Big Five Retail Banks.

✓

RBC Ventures continued to go beyond banking in creating differentiated value for clients, underpinned by significant digital investments, including through 14 Ventures now in market that are delivering meaningful solutions and value-added experiences.

✓

We ranked #2 globally and were the top Canadian company and financial institution in the 2021 Refinitiv Diversity & Inclusion Index, up from #4 in 2020, and won the 2021 Catalyst Award for the second time, in recognition of our efforts in building a more inclusive culture, and the progress made on the advancement of women.

✓	We accelerated our progress in Diversity & Inclusion for Black, Indigenous, and people of colour which represented 43% of new executive appointments, surpassing our goal of 30% for the year[1]. In addition, we welcomed 1,400+ summer students across the globe, 50% of which were Black, Indigenous, and people of colour.

✓

Through RBC Future Launch®, RBC has provided $265+ million, reaching over 3.6 million Canadian youth through 875+ partner programs since 2017. The bank also invested $5 million into a suite of scholarships that will benefit 1,600+ young Canadians over three years, including resources tailored to their needs through input from diverse business, academic, and non-profit leaders.

✓

As part of the bank’s commitment to sustainable finance, we are empowering our clients on their journey to net-zero emissions with solutions, products and advice highlighted by our $500 billion sustainable finance goal. We also joined the Net-Zero Banking Alliance (NZBA), a global, industry-led initiative to accelerate and support efforts to address climate change and drive credible progress toward achieving net-zero emissions in our lending by 2050.

For more highlights on how RBC created differentiated value for our clients, employees, communities, and shareholders, please refer to our 2021 annual report.

CEO 2021 performance and compensation

Following a year-over-year decline in 2020, a year which saw the onset of the global pandemic, CEO total compensation for 2021 is $15,495,000, up 25% from 2020. This reflects the bank’s outstanding financial performance and Mr. McKay’s strong leadership in creating value and long-term growth for RBC clients, employees, communities, and shareholders in the context of ongoing market and economic disruption brought on by COVID-19. A detailed description of our performance evaluation for Mr. McKay begins on page 76.

In considering CEO compensation outcomes for the year, we assessed Mr. McKay’s performance against financial, client, and risk and strategic objectives that were approved by the board at the beginning of the year, as well as progress against our mid- and long-term objectives in 2021.

[1]	Represents data for our business in Canada governed by the Employment Equity Act.

Royal Bank of Canada

Executive compensation

Overall, Mr. McKay exceeded his objectives in 2021. As a result, the board approved total direct compensation of $15,495,000, which is 22% above his 2021 target of $12,750,000 and 25% higher than his 2020 actual total direct compensation.

Specifically, Mr. McKay’s total direct compensation included a base salary of $1,500,000, which was unchanged from 2020. He also received a short-term incentive of $4,095,000, which was higher than last year due to the zero payout for financial performance in 2020, and up 82% from target reflecting 2021 net income of $16.1 billion, which came in above the Short-Term Incentive Program 2021 target of $11.6 billion. Finally, Mr. McKay was awarded mid- and long-term incentives totaling $9,900,000 granted in the form of performance deferred share units (80%) and stock options (20%). These mid- and long-term awards were above target and 5% above last year, reflecting Mr. McKay’s continued effective leadership in driving strong performance against our medium-term objectives. In reviewing the overall compensation outcomes, we also considered Mr. McKay’s commitment to the essentials of strong leadership in supporting our clients and communities, and ensuring the health and safety of our clients and employees while building for the future and strengthening our ability to continue delivering shareholder value over the long term.

Having your say

Shareholder input on compensation is an important part of our engagement process, and we invite you to have your say on our approach to executive compensation at each annual meeting. While this vote is advisory and non-binding, the board will consider the results in future compensation planning.

We were pleased that in 2021, 95.9% of shareholder votes were in favour of our approach to compensation. If you have any comments or questions about our approach to executive compensation, please contact us using the information on the back of this circular.

We look forward to your participation at the upcoming annual meeting of shareholders.

Sincerely,

Thierry Vandal Chair of the Human Resources Committee

Kathleen Taylor Chair of the Board

Royal Bank of Canada

Executive compensation

Compensation discussion and analysis

This section describes our approach to compensation and the policies, practices, programs and awards for our named executive officers (NEOs).

Our 2021 NEOs are:

David McKay	President and CEO

Rod Bolger	Chief Financial Officer (CFO)[1]

Douglas Guzman	Group Head, RBC Wealth Management, RBC Insurance, and RBC Investor & Treasury Services[2]

Derek Neldner	CEO and Group Head, RBC Capital Markets

Neil McLaughlin	Group Head, Personal & Commercial Banking[3]

1	Nadine Ahn was appointed Chief Financial Officer effective November 1, 2021 to succeed Rod Bolger.
2	Doug Guzman assumed responsibility for City National Bank and Wealth Management U.S. effective February 1, 2022.
3	Neil McLaughlin assumed responsibility for RBC Ventures effective November 1, 2021.

Compensation philosophy and principles

Guided by our vision of being among the world’s most trusted and successful financial institutions and our purpose of helping clients thrive and communities prosper, our approach to compensation, including executive compensation, is based on the following principles:

Compensation aligns with
long-term shareholder interests

•  Awards vary based on the absolute and relative performance of RBC.

•  Mid- and long-term incentives vest and pay out over time, encouraging a longer-term view of increasing shareholder value.

Compensation aligns with sound risk management principles

•  Our risk management culture is reflected in our approach to compensation. Our compensation practices appropriately balance risk and reward, and align with shareholder interests.

•  Performance of individuals, business segments and RBC overall is assessed based on a number of measures, including adherence to risk management policies and guidelines.

Compensation rewards
performance

•  Our pay-for-performance approach rewards employees for their contributions to individual, business segment and enterprise results relative to objectives that support our business strategies for sustainable growth over short-, medium- and long-term horizons, which are aligned with our risk appetite.

Compensation enables us to attract, engage and retain talent

•  Talented and engaged employees are essential to creating value for our clients and to building a sustainable future for RBC. We offer compensation that is competitive within the markets where we operate and compete for talent.

•  Compensation programs reward employees for high performance and their potential for future contributions.

Compensation rewards behaviours that align with our values and drive exceptional client experiences

•  RBC values, embedded in our Code of Conduct, form the foundation of our culture and underpin our ongoing commitment to putting our clients’ needs first and delivering value for all of our stakeholders.

•  We assess behaviours and compliance with policies and procedures in determining our performance-based compensation.

Royal Bank of Canada

Executive compensation

Talent management and succession planning

We take an integrated approach to talent management and succession planning using a comprehensive framework aligned to our business strategies. We also have a future-focused leadership model that outlines in clear language our expectations of leadership in today’s competitive landscape. We focus on the identification, assessment and development of executives and high-potential talent to build future-ready leaders and strengthen overall succession, ensuring we have a diverse pipeline of leaders to drive both short- and longer-term performance. The CEO and senior leaders are stewards of the enterprise talent agenda with specific performance objectives relating to talent management and succession planning, and are held accountable through their annual performance assessment.

We believe leaders learn best from meaningful and varied on-the-job experiences, and our staffing processes facilitate optimizing both business performance and individual development. Our intent is to differentiate development for high-potential talent to prepare them for broader and more complex roles, while also taking into consideration the need to build critical leadership capabilities. Clear accountability frameworks, staffing goals and a commitment to developing a robust pipeline of diverse leaders help us advance women and Black, Indigenous, and people of colour talent in leadership roles.

Our philosophy of development and promotion from within strengthens our culture, supports talent retention, builds versatility and provides more options for succession. We complement this practice with selective external hiring to bring in critical skills and capabilities, close succession gaps and foster diverse thinking. We also have a formal leadership development curriculum.

The human resources committee plays a key role in supporting the board in its oversight of leadership development and succession planning. Annually, the human resources committee reviews the annual succession report, which provides a talent and succession health check including the depth and diversity of succession pools for senior leadership roles across RBC and talent and succession metrics. The human resources committee also reviews our leadership strategy annually, which outlines the leadership priorities and progress made over the year.

Over the course of the year, the board reviews and discusses succession plans for the CEO, Group Executive and oversight function heads, including an in-depth discussion of contingency as well as short-, medium- and long-term succession plans for these roles and specific plans to address gaps. As part of this process, the CEO discusses the strengths and areas for development of key succession candidates, their development progress over the prior year and their future development plans. The board reviews and discusses possible scenarios for succession over various time horizons and development options such as job rotations and expanded mandates to further develop and assess potential successors. The board takes a systematic approach to meeting and getting to know succession candidates, including earlier-in-career high-potential talent. Talent strategies are also integrated into business strategies, which the board, with support from the human resources committee, reviews regularly throughout the year. The human resources committee also regularly reviews individual business and function leadership strategies, including highlights of talent and succession plans.

Royal Bank of Canada

Executive compensation

Key compensation programs and practices

We regularly review our compensation programs to ensure they are consistent with best practices and regulatory guidance.

Pay for performance			Page

Compensation rewards performance	✓	We assess the performance of the CEO and Group Executive (the most senior executives of RBC) relative to objectives that support our business strategies for sustainable growth over short-, medium- and long-term horizons, which are aligned with our risk appetite.	66

Significant portion of pay is at risk and based on performance	✓	For the CEO and Group Executive, 75% to 90% of their target total direct compensation is at risk, which creates a strong pay-for-performance relationship.	67

Deferral arrangements	✓	A significant portion of variable compensation (at least 70% for the CEO, at least 65% for members of Group Executive and at least 40% for other material risk takers (MRTs)) is deferred, with a vesting period of three or four years, consistent with our compensation principles and relevant regulatory guidelines.	66

Mid- and long-term incentive awards subject to performance at time of grant and vesting	✓	Consistent with best practices, we determine grants of mid- and long-term incentives based on performance relative to our medium-term objectives (diluted earnings per share growth, return on common equity and capital ratios). In addition, the Performance Deferred Share Unit (PDSU) Program is subject to a relative total shareholder return (TSR) performance modifier at the end of the three-year performance period, with the possibility of a zero payout if RBC does not meet the performance threshold.	63

Scenario analysis of compensation programs	✓

Every year, we back-test the compensation of the CEO and Group Executive to assess the alignment of pay and performance. When there are changes to compensation programs, including those in which the CEO and Group Executive participate, we also perform scenario analyses to assess how they might pay out under various RBC performance scenarios.

			66-67

Human resources committee discretion	✓	The human resources committee may use its informed judgment when recommending final compensation awards to the board to ensure outcomes appropriately reflect risk and any unexpected circumstances that may arise during the year.	70
Compensation governance and risk management

Governance oversight	✓	The human resources committee assists the board in carrying out its compensation oversight responsibilities, including the compensation of the CEO and Group Executive.	59

Say-on-pay vote	✓	We offer shareholders a non-binding advisory vote on our approach to executive compensation. In 2021, 95.9% of shareholder votes were in favour of our approach to compensation.	7

External independent advice	✓

The human resources committee engages an independent compensation advisor to provide an external perspective of market best practices related to compensation design and governance and objective advice on the compensation for the CEO and Group Executive in the context of RBC performance and the market.

			60-61

Alignment with FSB Principles and Standards	✓	Our approach to compensation risk management is consistent with the Financial Stability Board’s (FSB) Principles and Standards.	63-64

Forfeiture and clawback provisions	✓	To effectively balance risk and reward, forfeiture and clawback provisions address situations where employees engage in misconduct, or conduct business activities inappropriately, or outside the approved risk limits and tolerances, or situations involving a material error or misstatement of financial results.	62

Anti-hedging policy	✓	To maintain appropriate alignment between individual employees and shareholder interests, we prohibit employees from hedging the value of their equity-based compensation.	62

Performance cycles align with risk time horizon	✓	To align executive compensation with the risk time horizon and to motivate executives to create long-term value, executives are required to defer a significant portion of their variable compensation to meet minimum share ownership guidelines.	63

Royal Bank of Canada

Executive compensation

Compensation governance and risk management (continued)			Page

Post-retirement equity ownership	✓	The CEO and Group Executive must maintain a minimum level of equity ownership that extends into retirement for 24 and 12 months, respectively, ensuring their interests continue to align with shareholders’ interests.	71

Incentive plan caps	✓	We cap the annual variable Short-Term Incentive (STI) Program at 2 times target and the PDSU Program at 1.25 times target.	68-69

Talent management and succession planning	✓	The human resources committee and the board oversee a comprehensive approach to talent management and succession planning to drive both short-, medium-, and longer-term performance.	56

Double trigger change of control	✓	Equity awards vest on an accelerated basis only in situations where there is a “double trigger”.	89
Competitive compensation program

Peer group criteria and application	✓

We use a core comparator group of Canadian financial institutions to establish competitive target compensation levels. We also use a reference comparator group of financial institutions outside Canada to provide additional context in setting the target pay of the CEO. We adjust payouts of mid-term incentive awards based on our three-year TSR performance relative to our global performance peer group.

			65, 69

Opportunity to receive annual bonuses in deferred share units	✓	To enhance alignment with shareholder interests, executives may elect to receive all or a portion of their annual STI award in deferred share units, redeemable only upon retirement, resignation or termination of employment.	71

Royal Bank of Canada

Executive compensation

Compensation governance

Our board is responsible for overseeing RBC compensation principles, policies, programs and decisions. The human resources committee, which is comprised of independent directors, supports the board in fulfilling these responsibilities and is advised by an external independent compensation advisor.

The following chart illustrates our compensation governance structure:

1	The CRMOC is a senior management committee; members include the CRO, the CHRO, the CFO, and the SVP of Compensation and Benefits.

Royal Bank of Canada

Executive compensation

Human resources committee

The board recognizes the importance of appointing knowledgeable and experienced individuals who have the necessary background in executive compensation, risk and talent management to fulfil the human resources committee’s obligations to the board and shareholders. All members of the human resources committee have significant experience in these areas as senior management of complex organizations and through their prior and current membership on the human resources or risk committees of the RBC board and compensation and risk committees of the boards of other large and complex organizations. The human resources committee assists the board in carrying out compensation oversight responsibilities by:

•	reviewing compensation polices and major compensation programs

•	meeting with the CRO to ensure program design and payouts align with sound risk management principles and practices

•	overseeing compensation risk management by reviewing and recommending, for board approval the compensation of the CEO, Group Executive and other material risk takers, and

•	reviewing management succession plans for key senior leadership roles.

In fiscal 2021, four members of the human resources committee – Mr. McCain1, Ms. Turcke, Ms. van Kralingen2 and Mr. Vettese – also served on the audit committee, and Mr. Vettese qualifies as an audit committee financial expert3. In addition, Mr. Daruvala, Dr. Munroe-Blum4, Ms. van Kralingen5 and Mr. Vandal, chair of the human resources committee, also served on the risk committee. This cross-membership of committees supports the effective oversight of compensation and its alignment with sound risk management principles and practices.

In 2021, the human resources committee held a joint meeting with the risk committee to provide oversight of and consider the relationship between risk and compensation as well as alignment of variable compensation with potential and realized risks and economic performance.

Independent advice

The human resources committee has benefited from the advice of an external independent compensation advisor with deep expertise in the area of executive compensation for many years. The human resources committee has retained Frederic W. Cook & Co., Inc. (FW Cook), for this purpose since 2015. FW Cook has no ties to members of the human resources committee or management that could jeopardize its independence, and it maintains policies and procedures designed to prevent conflicts of interest. The advisor’s role includes:

•	advising on executive compensation and governance trends in Canada, the U.S. and internationally

•	annually reviewing the design of major compensation programs to ensure they remain market-competitive and aligned with shareholder interests and sound risk management principles

•	advising on the appropriate level of target compensation for the CEO and Group Executive

•	advising on CEO and Group Executive compensation based on individual, business segment and RBC overall performance

•	conducting CEO pay-for-performance analyses relative to the core and reference comparator groups, and

•	reviewing compensation-related materials prepared by management in advance of the human resources committee meetings and highlighting potential issues to the human resources committee chair.

The human resources committee chair meets with the advisor before committee meetings where compensation is discussed to obtain the advisor’s independent views and advice on management’s recommendations. The human resources committee also meets with the advisor without management present at every committee meeting where compensation is reviewed.

In its assessment of FW Cook’s independence, the human resources committee considered all factors relevant to providing independent advice to the human resources committee, and reviewed other services performed for RBC by FW Cook and the proposed fees for those services. The human resources committee was satisfied that, based on this review and given the nature and value of the other services provided, the provision of other services by FW Cook did not impact its ability to act as an independent resource for the human resources committee.

The total fees paid by RBC to FW Cook for its services in 2021 represented less than 0.5% of their global revenue.

1	Mr. McCain retired on April 8, 2021.
2	Ms. van Kralingen joined the audit committee on August 1, 2021.
3	We use the definition of audit committee financial expert as defined by the U.S. Securities and Exchange Commission.
4	Dr. Munroe-Blum retired on April 8, 2021.
5	Ms. van Kralingen served on the risk committee until August 1, 2021.

Royal Bank of Canada

Executive compensation

The table below shows the fees paid to these advisors over the last two years:

Year		Executive compensation- related fees[1]	All other fees[2]
2021[3]	FW Cook	$160,224	$51,607
2020[3]	FW Cook	$167,460	$84,909

1	As independent advisor to the human resources committee.
2

In each of the last two years, the board of City National Bank engaged FW Cook to conduct a compensation risk assessment of City National Bank’s incentive programs. These amounts represent fees paid to FW Cook for this work.

3

All fees have been converted to Canadian dollars using the foreign exchange rate of US$1.00=C$1.2382 on the last trading day of the 2021 fiscal year (October 29, 2021), and US$1.00=C$1.3322 on the last trading day of the 2020 fiscal year (October 30, 2020).

Compensation risk management

Our compensation risk management policies and practices, as summarized below, are aimed at ensuring compensation aligns with the short-, medium- and long-term interests of our shareholders as well as regulatory guidance.

Adherence to RBC policies and processes, including the Code of Conduct, is taken into account in determining performance based compensation. The board and management also consider potential risks associated with compensation arrangements, as well as risk accountabilities and ethical behaviour, as part of performance evaluations and compensation decisions.

Together with the CHRO, the CRO and CFO play key roles in managing compensation risk at RBC, including several of the practices described in this section. The CFO provides oversight regarding performance, metrics and target setting, as well as overall financial soundness of compensation program spending, and is a member of the CRMOC described on page 59.

The CRO is also a member of the CRMOC, and meets with the human resources committee on a regular basis to report on key risk issues that the human resources committee should consider in determining variable compensation. The CRO’s role in managing compensation risk is further described on page 62. Annually, the human resources and risk committees hold a joint session to discuss compensation risk management practices and other areas of shared oversight.

As set out in the Code of Conduct and in the Enterprise Culture and Conduct Risks Framework, all employees have an important role in promoting a risk-aware culture built on our values. We have embedded these values across all of our talent practices. The governance committee oversees the bank’s management of culture and conduct, including breaches of the Code of Conduct, and meets on a regular basis with the CHRO, CRO, Chief Legal Officer and Chief Compliance Officer to review progress on programs that strengthen enterprise culture and conduct practices.

Compensation Risk Management Policy

Purpose

•  To set out the compensation risk management policy and practices for RBC. The policy is guided by the FSB Principles and Standards, which have been adopted by our principal regulators, and other applicable regulatory guidance and leading practices.

Key features (applies to all employees)

The policy outlines:

•  the proportion of variable compensation that will be paid under deferral arrangements for executives, MRTs and employees whose professional activities may have a material impact on the risk profile of RBC,

•  that deferred compensation should be awarded in equity or equity-linked instruments to executives and MRTs, and

•  that compensation awarded to employees responsible for financial and risk control activities will be determined independently from the performance of the businesses they oversee, to ensure their independence.

Alignment of compensation with risk and performance outcomes

Purpose	• To enable the board to make adjustments for risk and performance to entire programs, business segments within a compensation program and groups of, or individual, MRTs.

Royal Bank of Canada

Executive compensation

Alignment of compensation with risk and performance outcomes (continued)

Key features (applies to all major compensation programs and MRTs)

•  To assist the human resources committee in determining whether compensation awards require a risk or performance adjustment, the CRMOC reviews the compensation program pool calculations to identify significant items that impact the results for the period. This process includes reviewing key financial measures, including net income and ROE, taking into account the cost and quantity of capital.

•  The CRO monitors a number of risk factors to ensure compensation decisions consider risks undertaken. The review considers risk factors that may not have been reflected in current financial performance, but could be sufficiently significant to justify adjustments to variable compensation for groups or individuals. Where warranted, the CRO will recommend adjustments for risk to the CRMOC and the human resources committee. The CRO’s assessment of these risk factors[1] includes the risk profile for RBC and the individual business segments compared to their risk appetite, the risk exposure by risk type compared to established limits and appetite, the strength of the control environment and the potential impacts of emerging risks.

•  The effectiveness of our culture and conduct risk practices is assessed through internal monitoring, employee engagement surveys, external benchmarking against peer practices and regulatory guidance.

•  Mid- and long-term incentives granted to MRTs including the CEO and Group Executive can be adjusted downward at vesting and payout if (i) there has been a material downturn in financial performance or a material failure in managing risk, or (ii) actual risk and performance outcomes are materially different from the assessments made at the time of grant. Such adjustments for the CEO and Group Executive are at the discretion of the human resources committee and subject to the board’s approval.

Enhanced compensation risk practices for material risk takers

Purpose

•  To identify MRTs and monitor their conduct regarding risk accountabilities and ethical behaviours with possible compensation implications for risk events. This process includes monitoring for breaches of the Code of Conduct and other policies, risk limits and delegated authorities.

Key features

•  These practices ensure risk management accountabilities are appropriately reflected in MRT mandates, performance goals and compensation awards. They are designed to ensure that variable compensation outcomes properly reflect RBC risk management policies, take into account risk events and conduct, and do not drive risk-taking in excess of the bank’s risk appetite.

•  Compensation arrangements for MRTs including the CEO and Group Executive are subject to CRO review.

Forfeiture and Clawback Policy

Purpose

•  To assist in effectively balancing risk and reward by addressing situations where employees engage in misconduct, or conduct business activities inappropriately or outside the approved risk limits and tolerances, or situations involving a material error or misstatement of financial results.

Key features (applies to all employees who receive share-based compensation)

•  Enables RBC to recoup incentive awards that have been paid or have vested and to cancel unvested mid- and long-term incentive awards to executives, such as the CEO, Group Executive and MRTs, for situations involving misconduct, including non-compliance with applicable laws and regulations, accounting fraud or failure to follow internal policies and procedures.

•  A financial restatement trigger permits RBC, subject to the board’s discretion, to recoup incentive awards that have been paid or have vested and to cancel unvested mid- and long-term incentive awards for the CEO and Group Executive in excess of the amount that would have been received under the restated financial statements.

•  If RBC terminates an employee for cause, the employee, subject to applicable laws, forfeits all previously awarded unvested mid- and long-term incentive awards under the performance-based incentive programs.

Restrictions on trading and hedging RBC securities

Purpose	• To maintain the alignment of employee and shareholder interests.

Key features (applies to all employees)

RBC employees and contract workers are prohibited from hedging the value of their equity-based compensation by:

•  selling RBC securities directly or indirectly if they do not own or have not fully paid for them (a short sale),

•  directly or indirectly buying or selling a call or put option on RBC securities, subject to certain limited exceptions for employees of RBC subsidiaries, or

•  entering into equity monetization transactions that would have an effect equivalent to creating call or put rights in respect of RBC securities or other financial instruments designed to hedge or offset a decrease in the market value of RBC securities.

1	See the Enterprise risk management section on pages 55 to 60 of the 2021 annual report for a list of the major risk types identified and the structures and processes to manage them.

Royal Bank of Canada

Executive compensation

Alignment with the FSB Principles and Standards

Our approach to compensation is consistent with the FSB Principles and Standards, our principal regulators’ expectations and industry best practices for assessing conduct.

FSB Principles	Compensation practices at RBC

The board oversees the compensation system’s design and operation	✓	The board is ultimately responsible for overseeing and making decisions on the compensation principles, policies and programs, including the management of compensation risk.

The board monitors and reviews the compensation system to ensure it operates as intended	✓

The board, with the support of the human resources committee, monitors and reviews the compensation system to confirm alignment with RBC risk management principles and practices. This includes reviewing and approving compensation policies and the design of major compensation programs, payouts and adjustments for risk at the program and individual levels.

✓

The human resources committee meets with the CRO bi-annually to review our risk profile relative to our risk appetite to ensure we are appropriately reflecting significant risks in our compensation outcomes.

Independence of the employees responsible for key financial and risk control activities	✓	Compensation for employees responsible for key financial and risk control activities (risk, audit, compliance and finance) is determined independently from the performance of the business segments they oversee.

Compensation is adjusted for current and potential risks	✓	The human resources committee considers potential adjustments to compensation payouts, guided by the CRO’s review of a number of risk factors as described on page 62.
✓

At the individual level, performance-based compensation of MRTs may be reduced, if warranted, following a review of their adherence to risk management and compliance policies, including the Code of Conduct.

Compensation outcomes are symmetric with risk outcomes	✓

Our pay-for-performance principle ensures incentives are in line with performance and risk outcomes.

✓ Performance-based incentive pools are based on RBC net income, business segment net income, or a combination of both.

✓ Final payouts for mid-term incentive awards are subject to a performance modifier, which has the potential to increase or decrease awards by up to 25%, with the possibility of a zero payout if the performance threshold is not met or at the board’s discretion.

✓ Awards may be adjusted downward at vesting and payout if (i) there has been a material downturn in financial performance or a material failure in managing risk, or (ii) actual risk and performance outcomes are materially different from the assessments made at the time of the grant.

✓ The Forfeiture and Clawback Policy as described on page 62 covers the CEO and Group Executive and all employees who receive share-based compensation.

Compensation payout is sensitive to the time horizon of risks	✓

To align compensation with the risk time horizon and motivate executives to create longer-term value, a significant portion of their variable compensation must be deferred (at least 70% for the CEO, at least 65% for Group Executive and at least 40% for other MRTs), with a vesting period of three or four years.

	✓	Executives are required to maintain a minimum level of share ownership. Share ownership requirements extend into retirement for the CEO and Group Executive as described on page 71.

The mix of cash, equity and other forms of compensation is consistent with the risk time horizon	✓	The deferral of a significant portion of pay at risk is required to align compensation with the risk time horizon and to motivate executives to create long-term value. The mix of compensation varies by executive level, reflecting the opportunity executives have to influence the performance of RBC.

Royal Bank of Canada

Executive compensation

Independent review of compensation programs and practices

Each year, RBC Internal Audit conducts an independent review of compensation function programs and practices for alignment with the FSB Principles and Standards and other regulatory guidance. The Chief Audit Executive reported to the human resources committee in May 2021 on the results of the review for fiscal 2020 and confirmed that, overall, guided by the FSB Principles and Standards and the RBC Compensation Risk Management Framework, the bank’s key compensation practices and operations were satisfactory.

Compensation decision-making

Compensation decisions are guided by our compensation philosophy and principles as described on page 55. The following illustration provides an overview of our annual process for determining and back-testing compensation for the CEO and Group Executive:

1. Establishing target compensation levels

To ensure our compensation programs remain market-competitive, we annually review the program design and pay levels of other financial institutions that are our primary competitors for talent. The human resources committee’s external independent compensation advisor, FW Cook, analyzes market information and assists the committee in determining the appropriate benchmark compensation comparator groups for the CEO and Group Executive. We also obtain market information from public disclosures and a number of other external consulting firms, including McLagan and Willis Towers Watson.

Compensation comparator groups

The human resources committee reviews and approves a core comparator group for compensation comparison purposes as well as a reference comparator group shown below to provide additional context in establishing the CEO’s target pay. As part of its review of the comparator groups, the human resources committee considers our business profile (size, business mix and scale of operations outside Canada), our international growth strategy and the associated talent requirements. In 2021, FW Cook also conducted a broader industry compensation analysis to compare Mr. McKay’s compensation with the twenty largest publicly traded companies in Canada.

Royal Bank of Canada

Executive compensation

Core comparator group

The board uses a core comparator group of Canadian financial institutions to benchmark target compensation for the CEO and Group Executive. The core comparator group has remained unchanged since fiscal 2012. The following table summarizes the selection criteria for the core comparator group and the resulting list of companies:

Selection criteria

Head office location

•  Canada

__________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

Line of business

•  Diversified banks and other financial institutions

__________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

Key company characteristics

•  Primary competitors for talent

•  Meet criteria for at least one of the following measures (generally half to two times RBC): revenue, assets, net income or market capitalization

Core comparator group Canadian financial institutions • Bank of Montreal • Bank of Nova Scotia • Canadian Imperial Bank of Commerce • Manulife Financial • Sun Life Financial • Toronto-Dominion Bank

Reference comparator group for CEO pay

The board uses the reference comparator group to provide additional context in setting the target pay of the CEO. The reference comparator group was last updated in 2020. The following table summarizes the selection criteria for the reference comparator group and the resulting list of companies:

Selection criteria

Head office location

•  Outside Canada

__________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

Line of business

•  Diversified banks and other financial institutions

__________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

Key company characteristics

Relevant with respect to:

•  Size

•  Business mix

•  Scale of operations outside home country

•  Financial condition

Reference comparator group U.S. banks • JPMorgan Chase & Co. • PNC Financial • U.S. Bancorp • Wells Fargo & Company • Morgan Stanley Other • Barclays • Credit Suisse • Westpac Banking Corporation

The following table1 summarizes how we rank on size-based selection criteria relative to each group:

1	Information is from public filings for the most recently reported four quarters, available as of December 31, 2021; market capitalization is as of October 31, 2021.
2	Employees (full-time equivalent).

CEO and Group Executive target setting

Each year, based on an in-depth review of target compensation for the CEO and Group Executive, the human resources committee recommends and the board approves compensation targets for the next fiscal year. The human resources committee considers the scope of respective roles, progress in demonstrating key leadership capabilities, competitiveness of compensation relative to the core comparator group, as well as advice from its external independent compensation advisor, FW Cook.

Royal Bank of Canada

Executive compensation

As we are the largest of the core comparator companies based on market capitalization and net income, and the second largest based on revenue and total assets, the human resources committee also uses the reference comparator group to provide additional context in establishing the CEO’s target pay.

2. Setting target compensation mix and pay at risk

Total direct compensation is comprised of base salary and performance-based incentive awards. The mix of compensation awards varies by role and executive level, reflecting the opportunity executives have to influence RBC performance. In determining the mix, we also consider market practices and our compensation principles, including how the elements of executive compensation align with longer-term shareholder value creation. When an executive is new in their role, we generally take a multi-year approach to transitioning target compensation to the appropriate positioning relative to market comparators. A significant portion of the compensation executives receive is at risk, and a substantial percentage of pay at risk is deferred in the form of equity-based incentive awards to align compensation with shareholder interests.

3. Establishing corporate, business segment and individual performance objectives

Early in the fiscal year, the human resources committee recommends, and the board approves, a combination of financial and non-financial performance objectives, as well as specific strategic initiatives. Financial objectives are based on net income relative to targets set for the STI Program using pre-established payout grids. Non-financial objectives include client, risk and strategic objectives for the CEO, which support the achievement of short-, medium- and long-term performance and reflect the view that a multi-faceted approach to performance is in line with the interests of clients, employees, shareholders and other stakeholders.

The CEO establishes financial and non-financial objectives for each Group Executive member, which include client, risk, and strategic objectives and reflect each executive’s role and accountabilities.

4. Evaluating performance relative to objectives

Following the end of the fiscal year, the performance of the CEO and Group Executive is assessed relative to financial and non-financial (client, risk and strategic) objectives. The human resources committee evaluates the performance of the CEO relative to his objectives. The CEO reviews, with the human resources committee, the performance evaluations of Group Executive members based on their established performance objectives.

When there are changes to compensation plan design, scenario analyses are performed to assess how the CEO and Group Executive programs might pay out under different RBC performance scenarios. These analyses help determine whether these programs will pay out as intended, consistent with our pay-for-performance principle, and do not drive risk-taking in excess of our risk appetite. The human resources committee reviews the RBC performance scenarios, which range from poor to exceptional results, to consider the appropriateness of a range of potential outcomes.

A description of the evaluations for the CEO and other NEOs for 2021 can be found on pages 76 to 81.

5. Determining performance-based compensation awards by applying informed judgment

The human resources committee is responsible for recommending for board approval the short-, mid- and long-term incentive compensation awarded to the CEO and Group Executive. In making these decisions, the human resources committee reviews reports on financial and non-financial performance, risk management and external perspectives, including:

•	performance evaluations

•	contributions to the enhancement of long-term shareholder value

•	the CEO’s recommendations for compensation awards for Group Executive

•	RBC financial performance relative to peers

•	market compensation information, including the compensation comparator groups

•	the CRO’s report on the alignment of variable compensation pools with potential and realized risks

•	the advice of the human resources committee’s external independent compensation advisor, FW Cook, and

•

select vertical pay ratios provided for additional context in making recommendations to the board for compensation awards for the CEO, including a comparison of the annual total direct compensation and the median annual total direct compensation of all employees, and changes in this comparison over time.

Royal Bank of Canada

Executive compensation

After considering these factors, the human resources committee recommends compensation awards for the CEO and Group Executive to the board.

The board believes the use of informed judgment is important when determining final compensation to ensure awards appropriately reflect risk, as well as other unexpected circumstances that may arise during the year, and to eliminate the possibility of unintended outcomes determined solely by formulas.

A description of the compensation awarded to the CEO and other NEOs for 2021 is available on pages 76 to 81.

6. Back-testing compensation

CEO compensation is back-tested annually. This involves reviewing the current value of performance-based incentive awards granted over the CEO’s tenure to confirm that award outcomes are consistent with RBC performance (see page 77 for a review of compensation awarded to the CEO over the past five years). The assessment uses the value of the short- and mid-term incentives at the time of payout, the in-the-money value of the long-term incentives at the time of exercise, and the value of unvested mid- and long-term incentive awards at the date of back-testing. Performance-based incentive awards granted to Group Executive are also back-tested to confirm that award outcomes continue to align with RBC performance.

2021 compensation components

Total direct compensation includes base salary and performance-based incentive awards. The graphs below outline the target compensation mix for the CEO and Group Executive, excluding the CEO and Group Head, RBC Capital Markets (outlined on pages 70 to 71), and the proportion of pay at risk.

Fixed pay		Performance-based awards (pay at risk)						Total direct compensation

Base salary	+	Short-term incentive	+	Mid-term incentive (PDSUs)	+	Long-term incentive (Stock options)	=

Base salary

Base salary reflects each executive’s level of responsibility, capabilities and experience in the context of their role and the market. We review base salaries annually, and generally grant increases when an executive assumes increased responsibilities or significantly deepens their knowledge and expertise. Base salaries may also be adjusted when there is a material change in the compensation levels of comparable roles in the core comparator group. As described on page 66, when an executive is new to their role, we generally take a multi-year approach to transitioning their target compensation to the appropriate positioning relative to market comparators.

Performance-based awards

Awards under the short-, mid- and long-term incentive programs are determined based on individual, business segment and RBC overall performance. The annual short-term incentive program is cash-based; however, executives have the option to defer all or part of their awards under the Deferred Share Unit (DSU) Program (see page 71 for more information). The mid- and long-term incentive programs are equity-based.

Royal Bank of Canada

Executive compensation

Short-, mid- and long-term incentive programs

The table below summarizes the key design features of the short-, mid- and long-term incentive programs, which are applicable to all NEOs except the CEO and Group Head, RBC Capital Markets.

Short-Term Incentive (STI) Program

Overview	Rewards individuals for business segment and RBC overall performance, as well as individual contribution.

Form of award	Annual cash bonus

Performance period	12 months

Grant/award determination	Total STI award is based on target total compensation levels established as a percentage of base salary, and performance outcomes relative to financial, client, and risk and strategic objectives, which are added together to determine the actual STI award. Payouts can range from zero to a maximum of 2 times target.

Performance measures

Financial (60% weight)

•  RBC net income, or for business segment Group Heads, a combination of RBC net income and business segment net income, relative to targets.

•  Economic and market assumptions used in the planning process are also considered, as well as whether actual conditions differ from those assumptions, to determine whether adjustments are warranted.

Client satisfaction and loyalty (10% weight)

•  Measured using client satisfaction and loyalty results for our retail businesses: Canadian Banking, Wealth Management and Insurance. Industry rankings and awards across all our businesses, including RBC Capital Markets and RBC Investor & Treasury Services, are also considered.

•  The CEO and Group Executive are evaluated against the same index score across business segments.

Risk and strategic (30% weight)

•  RBC, business segment and individual goals relating to risk management, business strategy, environmental sustainability, and social and governance practices.

Vesting	Paid following the end of the fiscal year.

Environmental, social and governance (ESG) factors in executive compensation

As a global bank, it is important that we identify, understand and respond to the ESG factors that matter most to our stakeholders and our business. In support of our purpose, our leaders are fully committed to elevating their performance, which includes thoughtful execution of ESG priorities. Our approach is aligned to our priority pillars, including youth, climate, and diversity and inclusion, with the goal of building vibrant, socially inclusive and sustainable communities.

In 2021, we refreshed our ESG priorities to include an increased emphasis and attention on climate change, both from a stakeholder interest and business impact perspective. We also added two new priorities: human rights and employee health and well-being. On climate, we have focused on four strategic priorities for greatest impact: help clients as they transition to net-zero through products, services and client solutions; hold ourselves accountable through measurement and disclosure; inform and inspire a sustainable future through thought leadership and active partnerships; and advance net-zero leadership in our own operations, where we will reduce emissions by 70% by 2025.

Our STI program includes a 30% weighting on risk and strategic objectives which also includes environmental sustainability, and social and governance practices as highlighted on pages 74 to 75.

We review our ESG priorities annually to ensure we are focused on where we can have the most positive impact on our stakeholders, communities and business. For the 2022 performance year, our executive compensation program will continue to incorporate ESG related factors to ensure leadership accountability in driving positive change.

Each year we offer extensive publications on our performance that distinguish us as a leader in ESG. For more information on our ESG priorities and performance, see rbc.com/community.

Royal Bank of Canada

Executive compensation

Mid- and Long-Term Incentive (MTI and LTI) Programs

Overview	Rewards executives for their contribution to medium- and long-term performance and their potential for future contributions, as well as to align with long-term shareholder interests.

	MTI	LTI

Form of award	Performance deferred share units (PDSUs) (80% of equity incentives granted)	Stock options (20% of equity incentives granted)

Performance period	Three years	Up to ten years

Performance measures at grant

The value of the awards granted may vary from the target based on performance compared to the medium-term objectives of diluted earnings per share (EPS) growth, return on equity (ROE) and common equity tier 1 (CET1) ratio.

The value of awards granted may also vary from the target following the CRO’s review of key risk factors to identify significant quantitative and qualitative risks the board should take into account in determining awards.

If required, the CRO will make recommendations to the human resources committee for adjustments (see page 62 for more information).

Performance measures at vesting

RBC common share price performance plus relative TSR (change in RBC common share price plus reinvested dividends paid compared to the global peer group).

The board may make adjustments to awards at vesting relative to the target based on a schedule that increases or decreases the value of awards to a maximum of 25%. Awards will fluctuate in value due to both the application of the modifier and changes in the RBC common share price.

A zero payout will result if (i) the three-year TSR is in the bottom two rankings of the global performance peer group, and (ii) the three-year average ROE is below the performance threshold (10% for awards granted in 2021).

RBC common share price performance

Vesting	Awards vest and are paid after three years.	50% vests after three years 50% vests after four years

How we use our global peer group
At vesting of PDSU awards, we compare our TSR to that of a global peer group approved by the board to determine the performance modifier for payouts under the PDSU Program, as described above. The global performance peer group is comprised of Canadian financial institutions and U.S. and international banks with a similar business and/or geographic mix to RBC. This is the same global peer group used to measure our relative TSR performance that reflects the market’s perception of our overall performance relative to our peers over the three-year award term.

Global peer group
Canadian financial institutions • Bank of Montreal • Bank of Nova Scotia • Canadian Imperial Bank of Commerce • Manulife Financial • National Bank of Canada • Toronto-Dominion Bank	U.S. & other international banks • JPMorgan Chase & Co. • Wells Fargo & Company • Westpac Banking Corporation

Royal Bank of Canada

Executive compensation

Potential adjustments to CEO and Group Executive awards

Risk and performance adjustments	The human resources committee and the board may adjust incentive awards from target levels based on the CRO’s recommendations relating to significant external and internal risk factors affecting financial results.
Discretionary adjustments

The board may exercise its discretion to adjust the STI awards to eliminate the impact of items that were not included in the planning process. They may also reduce MTI awards at vesting and payout if there has been a material downturn in financial performance or a material failure in managing risk, or if actual risk and performance outcomes are materially different from the assessments made at the time of grant. The human resources committee recommends any adjustments to the board for approval.

Why we use these measures of financial performance
STI Program

Net income for RBC and business segments

Relevant across business segments and offers a consistent measure and common focus for all program participants to drive in-year and sustainable growth. Net income provides a comprehensive measure of the overall performance of RBC in the fiscal year and on a comparable-year basis.

MTI/LTI Programs

At grant: Progress against our medium-term financial performance objectives for diluted EPS growth, ROE and capital ratio is considered in determining the grant value relative to target.

Diluted EPS growth

Diluted EPS reflects our net income available to common shareholders based on the weighted average diluted number of common shares outstanding for the period. EPS growth is a measure of management’s ability to deliver increased profitability to our shareholders.

ROE

A measure of return on capital invested in our businesses. ROE is calculated as net income available to common shareholders divided by the total average common equity for the period. This measure gauges how efficiently we earn profits on behalf of our shareholders.

Capital ratio

Capital, as measured by our CET1 ratio, is a core measure of our financial strength and is relevant in assessing our performance. A strong capital ratio, along with high returns over the short and longer term, reflects management’s ability to balance risks and returns while providing a prudent cushion to absorb shocks.

At vesting: PDSUs are subject to a relative TSR performance modifier at the end of the three-year performance period.

TSR

TSR aligns with our three strategic goals (see page 52) and represents the most appropriate measure of shareholder value creation. TSR reflects the performance of RBC common shares over a period of time and incorporates the share price change and reinvested dividends paid to common shareholders. Relative TSR is a measure of our TSR compared to that of our peers over a period of time.

Capital Markets Compensation Program

The table below summarizes the key design features of the Capital Markets Compensation Program in which Mr. Neldner participates.

Capital Markets Compensation Program

Performance period	12 months

Bonus pool funding

•  Capital Markets earnings before variable compensation and taxes, which includes cost of funds, provision for credit losses and mark-to-market adjustments and also considers RBC overall performance. The resulting compensation ratio is reviewed and may be used to adjust bonus pool funding to reflect market and competitive conditions.

•  The CRO reviews the bonus pool to determine whether additional adjustments for risk are appropriate, reviews the assessment with the CRMOC and makes recommendations to the human resources committee. The human resources committee recommends the bonus pool to the board for approval after considering management’s recommendations.

Individual performance

•  The performance of the CEO and Group Head, RBC Capital Markets is assessed relative to financial objectives, as well as risk and strategic objectives, in a similar manner to other members of Group Executive. Target compensation levels are not established for the Group Head as individual incentive awards are discretionary. In establishing compensation levels, the human resources committee also considers the compensation market information for the core comparator group. In addition, the committee considers performance and compensation information of institutions outside Canada for additional context given the breadth and global scope of our Capital Markets business, and it may make adjustments to ensure risk and performance are appropriately reflected in award amounts.

Royal Bank of Canada

Executive compensation

Capital Markets Compensation Program (continued)

Form of awards (for CEO and Group Head, RBC Capital Markets)	• Cash bonus (35% of variable compensation). • Share-based compensation (65% of variable compensation) comprising PDSUs and stock options. For more information about these awards, see page 69.

Performance adjustments

•  The board may reduce awards at vesting and payout if there has been a material downturn in financial performance or a material failure in managing risk, or if actual risk and performance outcomes are materially different from the assessments made at the time of grant. The human resources committee recommends and the board approves any adjustments.

•  In the event of misconduct or a material error or misstatement of RBC financial results, financial reporting or financial statements, cash bonuses and mid- and long-term incentive awards may be subject to forfeiture or clawback, as outlined in the Forfeiture and Clawback Policy, which is summarized on page 62.

Voluntary deferral of short-term incentive awards – Deferred Share Unit Program

Key features	DSU Program

Purpose

•  For all executives, the DSU Program provides the opportunity to receive 100%, or a portion (25%, 50% or 75%), of the short-term incentive award in RBC DSUs rather than cash, redeemable only upon retirement, resignation or termination of employment with RBC.

Determining the number of units

•  The elected portion of the award is converted to DSUs based on the average closing market price of shares on the TSX for the first five trading days in the open window following the fiscal year end. DSUs earn dividend equivalents in the form of additional DSUs as set out in the DSU Program.

Redeeming awards	• When redeemed, DSUs are valued at the average closing price of shares on the TSX for the five trading days immediately preceding the redemption date.

Share ownership requirements

The CEO and Group Executive are required to maintain a minimum level of share ownership, which extends into retirement for a specified period of time. Executives can meet share ownership requirements through personal holdings, shares accumulated under our employee share ownership plans and share units held under our equity incentive programs, other than the RBC Stock Option Plan (Stock Option Plan). Employees promoted to RBC executive roles or managing directors in RBC Capital Markets have three years to meet the minimum requirement, while those recruited externally have five years. Share ownership information for all NEOs is shown on pages 76 to 81.

RBC	Multiple of the last three years’ average base salary	Post-retirement
CEO	8 x	24 months
Group Executive[1]	6 x	12 months

1	See below for CEO and Group Head, RBC Capital Markets.

Capital Markets	Multiple of the last three years’ average base salary	+	Multiple of the last three years’ average annual cash bonus	Post-retirement

CEO and Group Head, RBC Capital Markets	2 x	+	2 x	12 months

Royal Bank of Canada

Executive compensation

2021 CEO and named executive officer incentive awards

The human resources committee evaluates performance taking into account financial and non-financial objectives to assess the overall leadership and performance of the CEO and other NEOs in a comprehensive and balanced way.

The human resources committee and the board approved performance objectives for the STI Program at the beginning of the year to support the achievement of the bank’s strategic goals to be:

•	the undisputed financial services leader in Canada,

•	the preferred partner to corporate, institutional and high net worth clients and their businesses in the U.S., and

•	a leading financial services partner valued for our expertise in select global financial centres.

When determining final compensation, the board may apply informed judgment to adjust the value of awards to ensure the awards appropriately reflect risk as well as other unexpected circumstances that arise during the year and eliminate the possibility of unintended outcomes determined solely by formulas.

STI Program objectives and results

Financial (60% weight)

RBC

$16,050 million net income up 40% from 2020	✓

Achieved net income of $16,050 million, up 40% from last year. Our results reflected higher earnings in Personal & Commercial Banking, Capital Markets, Wealth Management, and Insurance, partially offset by lower earnings in Investor & Treasury Services. The prior year reflected elevated provisions on performing loans due to the impact of the pandemic, whereas current year results reflect releases of provisions on performing loans primarily driven by improvements in our macroeconomic and credit quality outlook.

	✓	For the purposes of determining STI program awards in 2021, there were no adjustments made to 2021 net income in calculating awards relating to financial performance, consistent with the prior year.

Personal & Commercial Banking
$7,847 million net income up 54% from 2020	✓

Achieved net income of $7,847 million, up 54% from last year, primarily attributable to lower provisions for credit losses (PCL). Average volume growth of 10% in Canadian Banking and higher non-interest income also contributed to the increase. These factors were partially offset by lower spreads.

Wealth Management
$2,626 million net income up 22% from 2020	✓

Achieved net income of $2,626 million, up 22% from last year, mainly due to higher average fee-based client assets and average volume growth. These factors were partially offset by higher variable compensation and the impact of lower spreads.

Insurance
$889 million net income up 7% from 2020	✓

Achieved net income of $889 million, up 7% from last year, largely due to favourable annual actuarial assumption updates and lower claims costs. These factors were partially offset by lower favourable investment-related experience, including the impact of realized investment gains in the prior year, as well as a lower impact from reinsurance contract renegotiations.

Investor & Treasury Services
$440 million net income down 18% from 2020	✓	Achieved net income of $440 million, down 18% from last year, primarily driven by lower revenue from client deposits and funding and liquidity.

Capital Markets
$4,187 million net income up 51% from 2020	✓

Achieved net income of $4,187 million, up 51% from last year, primarily driven by lower PCL and higher revenue in Corporate and Investment Banking. These factors were partially offset by higher taxes, reflecting an increase in the proportion of earnings from higher tax rate jurisdictions, and lower revenue in Global Markets.

Royal Bank of Canada

Executive compensation

Client (10% weight)

Since the onset of the pandemic, employees across our business have continued to demonstrate their commitment to delivering on our purpose by supporting clients with empathy and care, and continued to proactively contact clients to understand the impact of the crisis on their financial situation to offer personalized support.

Across our five business segments, client satisfaction levels remained strong through 2021, highlighted by numerous industry awards and rankings including:

•	Highest in Customer Satisfaction among the Big Five Retail Banks, five out of the last six years (J.D. Power)

•	Customer Service Award Winner among the Big Five Banks – recognized in all 11 categories of the 2021 Ipsos Financial Service Excellence Awards

•	Celent Model winner in three categories – demonstrating industry-leading practices in our Capital Markets and Personal and Commercial Banking businesses that enhance clients’ digital experiences

•	RBC Global Asset management named TopGun Investment Team of the Year by Brendan Wood International

•	Investor & Treasury Services ranked #1 in the 2021 Global Custodian survey (Global Investor/ISF Magazine)

The extraordinary efforts of our employees to support clients through the pandemic, strong achievement in industry rankings and solid momentum in market share and volume growth across our businesses in 2021 resulted in a total client satisfaction and loyalty result of 110%.

Risk and strategic (30% weight)

In 2021, we updated the risk and strategic objectives scorecard to better highlight environmental, social and governance matters reflecting the focus placed on these initiatives by the human resources committee. Talent and brand management, previously identified as separate headings within the scorecard, are incorporated into the social and governance practices highlighted on page 75.

Risk objectives

Risk management	2021 results

Risk profile within risk appetite	✓	Executed our growth strategy within our risk appetite and actively managed risks to help protect and enable our businesses and provide client support.
	✓	Decreased total PCL by $5,104 million from last year, primarily reflecting elevated provisions in 2020 due to COVID-19 and improvements in our macroeconomic and credit quality outlook.

Strong capital, liquidity and funding	✓	2021 CET1 ratio of 13.7%, up from 12.5% in 2020.
	✓	Strong liquidity and funding ratios throughout the crisis while meeting or exceeding regulatory requirements.

Strong internal controls	✓	Achieved predominantly satisfactory regulatory, audit and compliance ratings and enhanced internal controls.
	✓	Maintained a strong and effective internal control environment while continuing to evaluate and monitor the potential continued effects and impacts of the pandemic.

Effective risk culture and conduct	✓	Maintained leader accountability to promote a strong risk-aware culture throughout RBC.
	✓	Actively managed non-financial and less quantifiable risks, such as reputation and conduct, with consideration of environmental, social and governance factors.

Royal Bank of Canada

Executive compensation

Strategy execution objectives
Business strategy	2021 results

Undisputed financial services leader in Canada	✓	Maintained top (#1 and #2) rankings in market share for all key product categories across Canadian Banking.
	✓	RBC Capital Markets maintained #1 market share position in Canada (Dealogic).
	✓	RBC Wealth Management recognized as #1 in market share for High Net Worth/Ultra High Net Worth in Canada.

	✓	Continue to be largest retail fund company in Canada based on assets under administration (AUA).

	✓	RBC Dominion Securities was ranked #1 in advisor satisfaction against bank-owned advisory firms in the 2021 Executive Brokerage Report Card.

Preferred partner to corporate, institutional and high net worth clients and their businesses in the U.S.	✓	Strong client and market share growth, with City National Bank adding US$14 billion in loans over the last two years, including US$5 billion in mortgages.
	✓	RBC Capital Markets acted as lead-left bookrunner on Alexandria Real Estate’s US$1.3 billion equity follow-on offering, which was the largest REIT equity offering since 2013.
	✓	U.S. Wealth Management is the 6th largest advisory firm by AUA, growing client assets 30% year-over-year, surpassing US$550 billion for the first time.

Leading financial services partner, valued for our expertise in select global financial centres	✓	RBC Capital Markets is the 11th largest global investment bank by fees and continues to deepen relationships with clients and earn high-quality mandates.
	✓	Achieved strong growth in our longevity reinsurance business, largely due to our relationships within the U.K. reinsurance market, our longevity operations, and our underwriting expertise.

Create meaningful value for clients	✓

Continued the momentum in our RBC Ventures business, with 14 Ventures in market, attracting over four million registered users or new connections with RBC that go beyond banking in three core ecosystems – business, home, and new to banking.

	✓	Launched RBC VantageTM, transforming our core Everyday Banking value proposition for Canadian Banking clients and advisors, providing a comprehensive and seamless banking experience.
✓

Introduced NOMI® Forecast, the latest capability in our award-winning NOMI® offering, which gives clients a view into their future cash flow by forecasting upcoming preauthorized payment withdrawals from their deposit account.

Environmental Sustainability	2021 results

Help clients as they transition to net-zero	✓	Committed $500 billion in sustainable financing by 2025, with $83.8 billion facilitated in 2021.
	✓	$597+ billion in AUM by RBC Global Asset Management (GAM) that integrate material ESG factors in 2021.

Hold ourselves accountable	✓	Committed to net-zero emissions in our lending by 2050, aligned with the goals of the Paris Agreement.
✓

Joined the Net-Zero Banking Alliance (NZBA), Partnership for Carbon Accounting Financials (PCAF), the Rocky Mountain Institute’s (RMI) Center for Climate-Aligned Finance, and the Sustainable Finance Action Council (SFAC).

	✓	Published our baseline of financed emissions and disclosed a broad set of net-zero goals that are aligned with our clients’ plans and NZBA commitments.

Inform and inspire a sustainable future	✓	Published “The $2 Trillion Transition: Canada’s Road to Net-Zero”, our flagship net-zero report that charts a path through the challenges and opportunities facing Canada in the net-zero transition.
✓

Through RBC Tech for Nature, we provided over $10 million to more than 110 universities and charities, who are solving pressing environmental challenges like climate change by leveraging technology and innovation capabilities.

Advance net-zero leadership in our own operations	✓	Committed to reducing our own global emissions by 70% and sourcing 100% of our electricity from renewable and non-emitting sources by 2025.

Royal Bank of Canada

Executive compensation

Social and Governance Practices	2021 results

Support our communities	✓	$140+ million donated globally through cash donations and community investments, including support to mitigate the impacts of the COVID-19 pandemic[1].

✓

Through RBC Future Launch®, RBC has provided funding of $265+ million, reaching over 3.6 million Canadian youth through 875+ partner programs since 2017. The bank also invested $5 million into a suite of scholarships that will benefit 1,600+ young Canadians over three years.

	✓	RBC Race for the Kids had 35,000 participants and raised $8.3 million for 35 youth-focused charities in 19 countries.
	✓	Expanded our partnership with First Nations University to make 4 Seasons of Reconciliation, a program designed to deepen people’s understanding of Indigenous Peoples, available to all Canadians.

Build a diverse leadership team and a more inclusive work environment	✓	2021 Catalyst Award winner for accelerating the advancement of women and elevating inclusion, the second time RBC has been honoured with this award.
	✓	Ranked #2 globally and the top Canadian company and financial institution in the 2021 Refinitiv Diversity & Inclusion Index, ranking more than 11,000 publicly listed companies, up from #4 in 2020.
	✓	Accelerated our progress in diversity and inclusion, with the representation of executives identifying as women at 44%, and as Black, Indigenous or people of colour at 23%[2].
	✓	Launched a new Anti-Racism Awareness Training program, with 94% of RBC employees and contractors completing the training.

Create exceptional and engaging employee experiences	✓	Continued to connect employees to our Purpose. 94% feel they contribute to the bank’s success and 91% are proud to be a part of RBC[3].
✓

Supported employees as they navigated the pandemic, focusing on mental health and wellness by providing new tools and resources, including an additional day off in 2021, and a subscription to a mindfulness and meditation app.

Enable inclusive economic growth	✓

Committed $100 million to help Black entrepreneurs reach their full potential through the RBC Black Entrepreneur Program providing access to capital and resources necessary to start and grow a successful business.

	✓	Continuing to create long-term, sustainable ways of supporting Indigenous Peoples through access to capital, financial services, wealth management and trust services.

Prioritize our governance initiatives	✓	Established the Climate Strategy Steering Committee and the Climate Strategy & Governance Team to provide enterprise direction on addressing climate-related risks and opportunities.
	✓	Formed the ESG Disclosure Council to provide executive oversight of disclosures and underpinning process and controls.
✓

Established a Monitoring & Reporting sub-group of our broader Human Rights Working Group with the goal of setting objectives and key performance indicators to measure our success in operationalizing the commitments in our Human Rights Position Statement and continuously improve our approach to human rights.

1

Includes contributions to non-profits or non-registered charities, employee volunteer grants, community sponsorships, community-benefiting program costs and gifts in-kind for the period of November 1, 2020 to October 31, 2021. Figure does not include brand sponsorships.

2	Represents data based on self-identification for our businesses in Canada governed by the Employment Equity Act.
3	Employee Engagement Survey conducted between April 21- May 5, 2021. Participation rate was 76%.

MTI and LTI Program objectives and results

In 2021, we achieved all of our medium-term objectives considered in determining mid- and long-term incentives, as outlined below.

Medium-term objectives	3-year[1]	5-year[1]

Diluted EPS growth of 7%+	10%	10%

ROE of 16%+	16.5%	16.8%

Strong capital ratio (CET1)	12.8%	12.1%

1	Diluted EPS growth is calculated using a compound annual growth rate. ROE and CET1 are calculated using an average.

Maximizing TSR is aligned with our strategic goals discussed on page 52, and we believe it represents the most appropriate measure of shareholder value creation. A medium-term (3- to 5-year) objective is considered to be achieved when the performance goal is met in either a 3- or 5-year period. These objectives assume a normal business environment and our ability to achieve them in a period may be adversely affected by extraordinary developments such as the COVID-19 pandemic and the current low interest rate environment. In 2021, we achieved top-half TSR performance over the medium term, and our 3- and 5-year TSR were higher than the global peer group average over the same periods, which reflects our strong and consistent financial performance.

Annualized TSR vs. peer group	3-year TSR[1]	5-year TSR[1]

Royal Bank of Canada	16% – Top half	13% – Top half

Global peer group average (excluding RBC)	14%	12%

1

The 3- and 5-year annualized TSR are calculated based on our common share price appreciation as per the TSX closing market price, plus reinvested dividends for the periods October 31, 2018 to October 31, 2021 and October 31, 2016 to October 31, 2021, respectively.

We review and revise these medium-term objectives as economic, market and regulatory environments change. By focusing on our medium-term objectives in our decision-making, we believe we will be well positioned to provide sustainable earnings growth and solid returns to our common shareholders. For 2022, our medium-term financial performance objectives remain unchanged.

Royal Bank of Canada

Executive compensation

 CEO performance and compensation

     David McKay

       President and Chief Executive Officer

Mr. McKay is responsible for the overall leadership and management of Royal Bank of Canada and sets the strategic direction to drive leading performance, consistent with the interests of clients, employees, shareholders, and other stakeholders. He is accountable to the board for the development and successful execution of strategy, while maintaining a strong capital position and prudent management of the risk profile of RBC. Mr. McKay’s overall stewardship responsibilities include setting the right tone from above through leadership actions that exemplify RBC values, shaping culture, developing leadership talent and keeping an ongoing focus on innovation and exceptional client experiences within the RBC diversified business model.

STI Program award

The following determines the STI award for the CEO and other NEOs, excluding the CEO and Group Head, RBC Capital Markets:

Financial objectives (60% of STI target)	+	Client objectives (10% of STI target)	+	Risk and strategic objectives (30% of STI target)	+ or –	Risk adjustment/discretion (Impact –100% to +25%)
ê		ê		ê		ê

RBC net income and segment net income[1]		Client index		• Risk management • Business strategy • Environmental sustainability, and social and governance practices		Adjustments for financial and non-financial risk, including conduct risk, based on assessment of individual, business and external factors

1  The CEO and CFO formula is based on total RBC net income; the Group Heads’ formula is based on the combination of RBC net income and business segment net income.

The human resources committee and the board considered the results as summarized on pages 72 to 75 in determining Mr. McKay’s STI award. The committee recommended and the board approved a total STI award for Mr. McKay of $4,095,000, which was 82% above target, as described below.

Financial objectives (60%)

•  Based on significantly exceeding the target of $11,652 million for net income under the STI Program, the committee recommended and the board approved an award of $2,700,000 relating to financial performance.

•  There were no adjustments made to 2021 net income in calculating the award relating to financial performance, consistent with the prior year.

Client objectives (10%)	• The committee recommended and the board approved an award of $247,500 relating to client satisfaction and loyalty results that exceeded objectives. For a summary of results, refer to page 73.

Risk and strategic objectives (30%)

•  Overall, the committee and the board determined that RBC exceeded the risk and strategic objectives, including other key accomplishments relating to environmental sustainability, and social and governance practices. For a summary of results, refer to the scorecard summary on pages 73 to 75.

•  The committee recommended and the board approved an award of $1,147,500 for Mr. McKay’s achievements relative to these objectives.

Risk adjustment/ discretion

•  The CRO considered the degree to which risk was fully reflected in the financial results for compensation purposes. On the advice of the human resources committee, the board confirmed that no risk or other discretionary adjustments were required to the STI award.

Royal Bank of Canada

Executive compensation

MTI and LTI Program awards

In considering the MTI and LTI awards for Mr. McKay, the human resources committee assessed the bank’s 2021 progress relative to our medium-term objectives, which reflects the bank’s resilience and stability in capital and liquidity positions and its commitment to creating long-term value for our shareholders during a time of widespread economic and market uncertainty.

The committee recommended and the board approved MTI and LTI awards totaling $9,900,000 granted in the form of PDSUs (80%) and stock options (20%). These MTI and LTI awards were 10% above target, reflecting Mr. McKay’s continued effective leadership in driving strong performance against our medium- and long-term objectives by returning profits to shareholders and by building a robust capital position which will provide the foundation to deliver sustainable growth for the long term. The committee confirmed that no risk adjustments were required to the MTI and LTI awards, based on the CRO’s review.

2021 total direct compensation

Mr. McKay’s 2021 total compensation is $15,495,000, which is 22% above his target of $12,750,000 and up 25% from 2020.

	2021 actual ($)		2021 target ($)	2020 actual ($)	2021 actual pay mix

Base salary	1,500,000		1,500,000	1,500,000
STI award[1]	4,095,000		2,250,000	1,406,250
MTI and LTI awards
PDSUs	7,920,000		7,200,000	7,560,000
Stock options	1,980,000		1,800,000	1,890,000
Total	9,900,000		9,000,000	9,450,000
Total variable compensation	13,995,000		11,250,000	10,856,250
Total direct compensation	15,495,000	[2]	12,750,000	12,356,250

1	NIAT payout (60% of STI award) is based on RBC NIAT.

2	In 2021, 71% of pay at risk was deferred.

2022 target compensation

In 2021, the human resources committee conducted a comprehensive review of Mr. McKay’s target compensation and the board approved a 2022 target of $14,000,000. In its recommendation to the board, the committee took into consideration the following factors:

•	Mr. McKay’s demonstrated growth in leadership capabilities and experience and impact as CEO, including through the disruption of the global pandemic, and

•	The bank’s size and scale as the largest Canadian bank in terms of market capitalization and net income, and proven track record of sustained performance resulting in superior investor outcomes.

CEO compensation compared to realized and realizable pay over time

The table below compares the compensation awarded to the CEO over the past five years, with the value realized or realizable as of December 31, 2021. We also compare the compensation values to the value received by shareholders, which is indexed at $100 to show a meaningful comparison.

Year	Total direct compensation awarded[1] ($ millions)	Value as of December 31, 2021 ($ millions)			Period	Value of $100
		A Realized pay[2]	B Realizable pay[3]	A+B=C Current value		To CEO[4] ($)	To shareholders[5] ($)
2017	12.4	13.1	2.9	16.0	10/31/16 to 12/31/21	129	195
2018	13.5	16.5	5.0	21.5	10/31/17 to 12/31/21	159	156
2019	12.8	4.1	13.4	17.5	10/31/18 to 12/31/21	137	158
2020	12.4	2.9	14.1	17.0	10/31/19 to 12/31/21	138	137
2021	15.5	5.6	8.8	14.4	10/30/20 to 12/31/21	93	149
1 Reflects total direct compensation (salary and variable compensation) awarded at year end in respect of performance during the year.					Average	131	159

2	Realized pay is the sum of the salary, cash incentive, payout value of share units granted during the period, dividend equivalents paid and the value of options exercised during the period.

3	Realizable pay is the sum of the current value of unvested units granted during the period and the in-the-money value of options outstanding.

4	Represents the actual value to the CEO for each $100 awarded in total direct compensation for the fiscal year indicated, as of December 31, 2021 for each period.

5	Represents the value of a $100 investment in RBC common shares made on the first day of the period indicated, assuming the dividends are reinvested.

Share ownership

Values are based on $128.82, the closing price of RBC common shares on the TSX on October 29, 2021, the last trading day of the fiscal year.

PDSUs ($)	RSUs ($)	Personal holdings		Requirement	Total holdings ($) (as a multiple of requirement)
		DSUs ($)	Shares ($)
29,202,094	–	2,522,164	5,403,366	8 x average salary	37,127,624 (24.8 x average salary)

Royal Bank of Canada

Executive compensation

Performance and compensation of other named executive officers

A detailed description of the results relative to financial and client objectives for the NEOs is provided on pages 72 to 73.

        Rod Bolger

           Chief Financial Officer

Mr. Bolger was Chief Financial Officer in fiscal 2021, and was responsible for Finance, Investor Relations, Corporate Treasury, Taxation and Law. Mr. Bolger participated along with the Group Executive in setting the strategic direction of RBC and also chaired the RBC asset-liability committee, which oversees the economic outlook and forecast, balance sheet management, interest rate risk, liquidity risk and funding and capital targets. Mr. Bolger left RBC effective November 1, 2021.

2021 performance highlights

• Delivered strong capital ratios versus our peers with ratios higher than pre-pandemic levels, driven by timely insightful analytics and a prudent risk strategy.

• Evolved RBC disclosures to anticipate and respond to stakeholder expectations, and introduced an ESG component to the quarterly Investor presentation. Established the ESG Disclosure Council to provide executive oversight of disclosures and related controls.

• Partnered with the CRO and CAO to establish a new Finance and Risk data strategy initiative.

2021 STI, MTI and LTI awards

The human resources committee recommended and the board approved an STI award of $1,474,375, an MTI award of $2,134,000 and an LTI award of $533,500.

         Total direct compensation

	2021 actual ($)	2021 target ($)	2020 actual ($)	2021 actual pay mix

Base salary	700,000	700,000	700,000
STI award[1]	1,474,375	875,000	520,625
MTI and LTI awards
PDSUs	2,134,000	1,940,000	2,037,000
Stock options	533,500	485,000	509,250
Total	2,667,500	2,425,000	2,546,250
Total variable compensation	4,141,875	3,300,000	3,066,875
Total direct compensation	4,841,875[2]	4,000,000	3,766,875

1  NIAT payout (60% of STI award) is based on RBC NIAT.

2  In 2021, 64% of pay at risk was deferred.

Share ownership

Values are based on $128.82, the closing price of RBC common shares on the TSX on October 29, 2021, the last trading day of the fiscal year.

		Personal holdings			Total holdings ($) (as a multiple of requirement)
PDSUs ($)	RSUs ($)	DSUs ($)	Shares ($)	Requirement
8,096,384	–	–	1,474,271	6 x average salary	9,570,655 (13.7 x average salary)

Royal Bank of Canada

Executive compensation

    Douglas Guzman

      Group Head, RBC Wealth Management, RBC Insurance and RBC Investor & Treasury Services

As Group Head, RBC Wealth Management, RBC Insurance, and RBC Investor & Treasury Services, Mr. Guzman leads the RBC businesses that serve the wealth management needs of affluent and high net worth clients globally (excluding the U.S.), and the teams that provide asset management and trust products. He also oversees RBC Insurance, which provides a wide range of insurance, wealth and reinsurance products and solutions to individual, business and group clients, and RBC Investor & Treasury Services, which provides custody, treasury and financing services for institutional clients globally. As of February 1, 2022, Mr. Guzman assumed responsibility of City National Bank and Wealth Management U.S.

2021 performance highlights

• Wealth Management Canada maintained #1 market share in total AUA crossing $500 billion in client assets, and Global Asset Management (GAM) maintained #1 market share in long-term retail mutual funds, increasing AUM.

• Launched a new whole life insurance product, RBC Growth InsuranceTM, offering the benefits of tax-deferred growth to our clients.

• Enhanced digital and data capabilities to drive increased client satisfaction and advisor productivity including a new client onboarding tool to enhance the client experience and MyInvestment Portfolio analytics tool for investment advisors.

2021 STI, MTI and LTI awards

In respect of Mr. Guzman’s role as Group Head, RBC Wealth Management, RBC Insurance and RBC Investor & Treasury Services, the human resources committee recommended and the board approved an STI award of $1,463,875, an MTI award of $3,014,000 and an LTI award of $753,500. Mr. Guzman also participates in the Capital Markets Compensation Program, as described on pages 70 to 71, in connection with his role as Deputy Chair, RBC Capital Markets. The human resources committee recommended and the board approved a Capital Markets bonus allocation of $2,100,000.

     Total direct compensation

	2021 actual ($)		2021 target ($)	2020 actual ($)	2021 actual pay mix

Base salary	700,000		700,000	700,000
STI award[1]
STI cash	1,305,985		875,000	863,450
STI deferred[2]	157,890		–	–
Total	1,463,875		875,000	863,450
MTI and LTI awards
PDSUs	3,014,000		2,740,000	2,877,000
Stock options	753,500		685,000	719,250
Total	3,767,500		3,425,000	3,596,250
Capital Markets bonus[3,4]	2,100,000		2,000,000	1,450,000
Total variable compensation	7,331,375		6,300,000	5,909,700
Total direct compensation	8,031,375	[5]	7,000,000	6,609,700

1  NIAT payout (60% of STI award) is based on 45% business NIAT and 15% RBC NIAT.

2  In 2021, Mr. Guzman deferred a portion of his STI into DSUs to meet the deferral arrangement of 65% of variable compensation.

3  40% of the discretionary bonus allocation was deferred.

4  Capital Markets bonus is determined by business and individual performance as described on pages 70 to 71. Incentive awards are discretionary.

5  In 2021, 65% of pay at risk was deferred.

Share ownership

Values are based on $128.82, the closing price of RBC common shares on the TSX on
October 29, 2021, the last trading day of the fiscal year.

		Personal holdings			Total holdings ($) (as a multiple of requirement)
PDSUs ($)	RSUs ($)	DSUs ($)	Shares ($)	Requirement
14,668,776	–	17,969,407	672,528	6 x average salary	33,310,711 (47.6 x average salary)

Royal Bank of Canada

Executive compensation

    Derek Neldner

      CEO and Group Head, RBC Capital Markets

As CEO and Group Head of RBC Capital Markets, Mr. Neldner has global oversight of the firm and together with the Capital Markets operating committee, he sets the overall strategy for the Corporate & Investment Banking and Global Markets activities conducted by its employees worldwide.

2021 performance highlights

• Successfully retained #1 market share position in Canada and ranked as #1 Canadian Investment Bank in the U.S. (Dealogic).

• Continued to deepen relationships with clients resulting in high-quality mandates in Corporate and Investment Banking and numerous franchise firsts in Global Markets.

• Completed strategic reorganization of Global Markets business to further enhance client coverage, collaboration, and digital and electronic capabilities.

• Demonstrated strong progress against our increased 2025 Sustainable Finance target and advanced ESG thought leadership through branded research and an inaugural ESG conference.

2021 STI, MTI and LTI awards

Mr. Neldner participates in the Capital Markets Compensation Program (see pages 70 to 71 for more information on this program). Individual performance is based on financial results as well as risk and strategic objectives. Mr. Neldner’s incentive awards are discretionary.

The human resources committee recommended and the board approved incentive compensation of $9,200,000, and allocated as follows: 35% cash ($3,220,000); 52% performance deferred share units ($4,784,000); and 13% stock options ($1,196,000).

     Total direct compensation

	2021 actual ($)		2020 actual ($)	2021 actual pay mix

Base salary	700,000		700,000
Performance-based incentive awards
Annual incentives	3,220,000		2,625,000
PDSUs	4,784,000		3,900,000
Stock options	1,196,000		975,000
Total	9,200,000		7,500,000
Total direct compensation	9,900,000	[1]	8,200,000

1 In 2021, 65% of pay at risk was deferred. Share ownership Values are based on $128.82, the closing price of RBC common shares on the TSX on October 29, 2021, the last trading day of the fiscal year.

		Personal holdings			Total holdings ($) (as a multiple of requirement)
PDSUs ($)	RSUs ($)	DSUs ($)	Shares ($)	Requirement
4,862,624	5,804,738	3,494,635	1,741,749	2 x average salary and cash bonus	15,903,746 (4.7 x average salary and cash bonus)

Royal Bank of Canada

Executive compensation

    Neil McLaughlin

      Group Head, Personal & Commercial Banking

As Group Head, Personal & Commercial Banking, Mr. McLaughlin is responsible for developing and executing the integrated strategy for RBC banking businesses, including personal and commercial financial services, credit cards and payments, and digital solutions, as well as sales and branch distribution, operations and advice centres. Personal & Commercial Banking provides a broad suite of financial products and services to individual and business clients across Canada, the U.S. and the Caribbean. As of November 1, 2021, he assumed responsibility for RBC Ventures, the innovation and development group focused on re-imagining the role RBC plays in clients’ lives now and for the future.

2021 performance highlights

• Provided innovative digital solutions to business clients, including RBCxTM – a full-service platform designed to provide our business clients with access to capital solutions, innovative products and services, and operational expertise to help technology companies scale and RBC PayEdgeTM, an integrated accounts payable solution for business clients.

• Delivered differentiated client value through digital solutions, including ask NOMI®, which provides alerts, reminders, and tailored insights based on individual banking habits to enable better financial decisions.

• Launched new ESG-related products, including the RBC ESG Market-Linked GIC, which allows investors to support a global portfolio of companies that follow rigourous ESG standards.

• Among Big Five Banks, recognized in all 11 Ipsos Financial Service Excellence Awards and sole leader in 8 categories and maintained #1 in J.D. Power Customer Satisfaction Index among the Big Five Retail Banks.

2021 STI, MTI and LTI awards

The board approved an STI award of $1,678,125, an MTI award of $3,355,000 and an LTI award of $838,750, for total variable compensation of $5,871,875.

     Total direct compensation

	2021 actual ($)		2021 target ($)	2020 actual ($)	2021 actual pay mix

Base salary	750,000		750,000	750,000
STI award[1]	1,678,125		937,500	600,000
MTI and LTI awards
PDSUs	3,355,000		3,050,000	2,656,500
Stock options	838,750		762,500	664,125
Total	4,193,750		3,812,500	3,320,625
Total variable compensation	5,871,875		4,750,000	3,920,625
Total direct compensation	6,621,875	[2]	5,500,000	4,670,625

1  NIAT payout (60% of STI award) is based on 45% business NIAT and 15% RBC NIAT.

2  In 2021, 71% of pay at risk was deferred.

Share ownership

Values are based on $128.82, the closing price of RBC common shares on the TSX on October 29, 2021, the last trading day of the fiscal year.

		Personal holdings			Total holdings ($) (as a multiple of requirement)
PDSUs ($)	RSUs ($)	DSUs ($)	Shares ($)	Requirement
9,554,465	–	–	1,009,153	6 x average salary	10,563,618 (14.5 x average salary)

Royal Bank of Canada

Executive compensation

Executive compensation alignment with shareholder returns

The following chart compares the cumulative TSR of $100 invested in shares (assuming the dividends are reinvested) from October 31, 2016 to October 31, 2021 with the cumulative total return of the S&P/TSX Composite Banks Index and the S&P/TSX Composite Index over the same time period. Total compensation represents the approved aggregate compensation for the NEOs as reported in each year’s management proxy circular. The NEO total compensation is aligned to the multi-year profile of shareholder return and market indices.

Cost of management ratio

We use cost of management ratios to show how corporate performance compares to compensation awarded to NEOs. The following chart shows the link between RBC performance (as a percentage of RBC net income) and total compensation for the CEO and other NEOs, as reported in the summary compensation table for the five-year period that ended October 31, 2021.

Royal Bank of Canada

Executive compensation

Executive compensation tables

Summary compensation table

The salaries shown may differ from other compensation tables as the figures below represent salaries received in the fiscal year and other tables may include the annual base salary for the calendar year. All information in this section is for the fiscal years ended October 31st of 2021, 2020, and 2019, unless otherwise noted, and complies with the requirements of the Canadian Securities Administrators.

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Non-equity annual incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total compensation ($)
D. McKay President and Chief Executive Officer	2021	1,500,000	7,920,000	1,980,000	4,095,000	1,132,000	44,877	16,671,877
	2020	1,500,000	7,560,000	1,890,000	1,406,250	1,080,000	44,877	13,481,127
	2019	1,500,000	6,930,000	1,732,500	2,607,800	877,000	46,603	13,693,903
R. Bolger	2021	700,000	2,134,000	533,500	1,474,375	225,000	20,942	5,087,817
Chief Financial Officer	2020	700,000	2,037,000	509,250	520,625	213,000	20,942	4,000,817
	2019	700,000	2,037,040	509,260	896,000	161,000	21,748	4,325,048
D. Guzman Group Head, RBC Wealth Mgmt., RBC Insurance, RBC Investor & Treasury Services	2021	700,000	4,011,890	753,500	2,565,985	6,500	4,500	8,042,375
	2020	700,000	3,457,000	719,250	1,733,450	6,500	4,500	6,620,700
	2019	700,000	3,597,040	719,260	2,045,300	6,500	4,500	7,072,600

D. Neldner CEO and Group Head RBC Capital Markets	2021	700,000	4,784,000	1,196,000	3,220,000	6,500	4,500	9,911,000
	2020	700,000	3,900,000	975,000	2,625,000	6,500	4,500	8,211,000
	2019	450,000	3,200,000	–	2,800,000	6,500	4,500	6,461,000
N. McLaughlin Group Head, Personal & Commercial Banking	2021	750,000	3,355,000	838,750	1,678,125	148,000	22,438	6,792,313
	2020	741,986	2,656,500	664,125	600,000	139,000	22,208	4,823,819
	2019	700,000	2,457,040	614,260	1,017,300	102,000	21,748	4,912,348

Share-based awards

The 2021 amounts for each NEO represent the grant date fair value of performance-deferred share units awarded on December 13, 2021 under the PDSU Program. The grant date fair value of each unit granted to each NEO was $129.786, based on the average closing price of RBC common shares on the TSX for the five trading days immediately preceding the grant date. The 2020 and 2019 amounts for each NEO represent the grant date fair value of performance-deferred share units awarded.

For 2021, Mr. Guzman received incentive compensation of $2,100,000, comprised of a cash award of $1,260,000 and a performance-deferred share unit award granted under the PDSU Program of $840,000 in recognition of his contributions to RBC Capital Markets. In addition, he deferred a portion of his STI of $157,890 into the RBC share unit program to meet the deferral arrangement of 65% of variable compensation. For 2020, he received $1,450,000, comprised of a cash award of $870,000 and a PDSU award of $580,000. For 2019, he received $1,800,000, comprised of a cash award of $1,080,000 and a PDSU award of $720,000.

Option-based awards

The amounts for each NEO represent awards made under the Stock Option Plan. RBC uses the Black-Scholes model to value stock option awards for compensation purposes. For 2021, the compensation value was 11.4% of the grant price ($129.985); for 2020, the compensation value was 11.9% of the grant price ($105.995); and for 2019, the compensation value was 13.2% of the grant price ($104.701).

The following assumptions informed the Black-Scholes compensation value of option awards:

Fiscal year	Term	Risk-free rate	Dividend yield	Volatility

2021	10 years	1.6%	3.3%	17.4%

2020	10 years	0.7%	4.1%	20.5%[1]

2019	10 years	1.6%	4.0%	21.7%[1]

1 Reflects the average ten-year daily share price volatility for the last five years.

Royal Bank of Canada

Executive compensation

In 2020 and 2019, the Black-Scholes value was calculated incorporating a five-year rolling average in addition to the ten-year daily share price volatility calculation to generate a compensation value that is consistent with historical levels.

The Black-Scholes compensation value of stock options differs from the accounting fair value disclosed in our 2021 annual consolidated financial statements. Under International Financial Reporting Standard 2, Share-based Payment (IFRS 2), options must be treated as an expense using the fair value method of accounting. The accounting fair value of each award is determined as of the grant date and is amortized over the relevant vesting period. While the Black-Scholes model is also used to calculate the accounting fair value, the assumptions used in the accounting fair value calculation are based on an expected term of six years, rather than the full option term of ten years. This is consistent with IFRS 2 and reflects forfeitures as well as the historical exercise pattern of RBC executives. The accounting fair value for 2021 was 6.1% of the grant price, 2020 was 4.4% of the grant price, and 5.8% of the grant price for 2019. As the compensation fair value is greater, we awarded fewer options than if we had used the accounting fair value to determine the option awards.

Non-equity annual incentive plan compensation

The total STI award for each NEO includes cash or deferred share units. Executives who voluntarily chose to receive their 2021 annual STI award in DSUs received DSUs based on the average closing price of RBC common shares on the TSX for the first five trading days in the open trading window in December, which was $129.786.

Pension value

Pension value represents compensatory change. See pages 87 to 88 for more information on pension benefits for the NEOs.

All other compensation

These amounts represent the RBC contribution under the Royal Employee Savings and Share Ownership Plan (RESSOP) or RBC Dominion Securities Savings Plan (DSSP). The NEOs participate in the employee share ownership plans on the same basis as other employees. See page 88 for more information about these plans.

Royal Bank of Canada

Executive compensation

Incentive plan awards

Outstanding share-based and option-based awards

In the following table, option-based awards include all unexercised stock options outstanding as of October 31, 2021. The value of unexercised in-the-money options as of October 31, 2021 is the difference between the exercise price of the options and $128.82, the closing price of RBC common shares on the TSX on October 29, 2021, the last trading day of the fiscal year.

Share-based awards refer to unvested share units previously awarded through the PDSU Program and DSU Program as of October 31, 2021. The value of unvested units awarded under the PDSU Program assumes that there is no performance adjustment for relative TSR performance and that the three-year average ROE is above the applicable performance threshold. For each NEO, the value of unvested units is based on a share price of $128.82, the closing price of RBC common shares on the TSX on October 29, 2021, the last trading day of the fiscal year. See pages 77 to 81, for more information about these awards.

	Option-based awards						Share-based awards

Name	Grant date	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Value of options exercised[1] ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
D. McKay[2]	15-Dec-2010	–	52.595	15-Dec-2020	–	384,773
	14-Dec-2011	5,322	48.933	14-Dec-2021	425,159	3,868,901
	11-Dec-2012	44,852	58.648	11-Dec-2022	3,147,355
	17-Dec-2013	45,438	69.170	17-Dec-2023	2,710,377
	15-Dec-2014	74,852	78.587	15-Dec-2024	3,760,041
	14-Dec-2015	162,428	74.392	14-Dec-2025	8,840,631
	12-Dec-2016	184,714	90.230	12-Dec-2026	7,128,113
	11-Dec-2017	91,288	102.333	11-Dec-2027	2,417,945
	10-Dec-2018	133,130	96.548	10-Dec-2028	4,296,371
	16-Dec-2019	125,168	104.701	16-Dec-2029	3,018,927
	14-Dec-2020	149,464	105.995	14-Dec-2030	3,411,516
							226,689	29,202,094
Total		1,016,656			39,156,435	4,253,674	226,689	29,202,094	–
R. Bolger[2]	14-Dec-2011	967	48.933	14-Dec-2021	77,251	703,688
	11-Dec-2012	11,862	58.648	11-Dec-2022	832,380
	17-Dec-2013	11,360	69.170	17-Dec-2023	677,624
	15-Dec-2014	12,352	78.587	15-Dec-2024	620,478
	14-Dec-2015	21,844	74.392	14-Dec-2025	1,188,925
	12-Dec-2016	24,014	90.230	12-Dec-2026	926,700
	11-Dec-2017	22,156	102.333	11-Dec-2027	586,846
	10-Dec-2018	35,906	96.548	10-Dec-2028	1,158,758
	16-Dec-2019	36,794	104.701	16-Dec-2029	887,434
	14-Dec-2020	40,274	105.995	14-Dec-2030	919,254
							62,850	8,096,384
Total		217,529			7,875,650	703,688	62,850	8,096,384	–
D. Guzman	12-Dec-2016	84,354	90.230	12-Dec-2026	3,255,221
	11-Dec-2017	41,674	102.333	11-Dec-2027	1,103,819
	10-Dec-2018	55,270	96.548	10-Dec-2028	1,783,673
	16-Dec-2019	51,964	104.701	16-Dec-2029	1,253,320
	14-Dec-2020	56,880	105.995	14-Dec-2030	1,298,286
							113,870	14,668,776
Total		290,142			8,694,319	–	113,870	14,668,776	–
D. Neldner	14-Dec-2020	77,106	105.995	14-Dec-2030	1,759,944
							53,936	6,948,009	3,719,354
Total		77,106			1,759,944	–	53,936	6,948,009	3,719,354
N. McLaughlin	14-Dec-2015	5,000	74.392	14-Dec-2025	272,140	162,536
	12-Dec-2016	14,778	90.230	12-Dec-2026	570,283
	11-Dec-2017	15,800	102.333	11-Dec-2027	418,495
	10-Dec-2018	37,520	96.548	10-Dec-2028	1,210,845
	16-Dec-2019	44,380	104.701	16-Dec-2029	1,070,401
	14-Dec-2020	52,520	105.995	14-Dec-2030	1,198,769
							74,169	9,554,465
Total		169,998			4,740,933	162,536	74,169	9,554,465	–

1  The value of options exercised is the benefit from the exercise of options granted in previous years before deductions for taxes and commissions.

2  Mr. McKay’s and Mr. Bolger’s options were exercised as part of the automatic exercise of options program and were due to expire in December 2020 and December 2021.

Royal Bank of Canada

Executive compensation

Incentive plan awards – value vested or earned during the year

The table below includes the portion of option-based awards and any share-based awards under the PDSU Program that vested in the fiscal year ended October 31, 2021. It also includes the STI or annual bonus that was awarded for the 2021 fiscal year and paid in December 2021, received by the NEO in cash or deferred share units.

Name	Option-based awards – value vested during the year[1] ($)	Share-based awards – value vested during the year[2] ($)	Non-equity incentive plan compensation – value earned during the year ($)

D. McKay	1,678,102	8,515,276	4,095,000

R. Bolger	239,290	2,066,698	1,474,375

D. Guzman	766,314	4,968,596	2,565,985

D. Neldner	–	3,020,096	3,220,000

N. McLaughlin	151,704	1,473,819	1,678,125

1  For the options granted on:

•  December 12, 2016 at an exercise price of $90.23, 50% of options vested on December 12, 2020 at a fair market value of $106.37, the previous trading day’s closing share price, and

•  December 11, 2017 at an exercise price of $102.333, 50% of options vested on December 11, 2020 at a fair market value of $106.44, the previous trading day’s closing share price.

2  For Mr. McKay, Mr. Bolger, Mr. Guzman and Mr. McLaughlin, the amounts reflect values received from awards under the PDSU Program. The awards vested on December 11, 2020 and were paid out in cash based on a share price of $105.876, which represents the average price of RBC common shares on the TSX for the five trading days immediately preceding December 11, 2020. At the time of vesting, the performance component of the awards paid out at 115% to reflect the RBC TSR relative to the global performance peer group as described on page 69. For Mr. Neldner, the amount reflects values received from awards under the Capital Markets Compensation Program. The awards vested on October 31, 2020 and were paid out in cash in December 2020 based on a share price of $92.93, which represents the average price of shares on the TSX for the five trading days immediately preceding October 31, 2020.

Securities authorized for issuance under equity compensation plans

The following table shows the equity securities authorized for issuance from treasury under compensation plans as of October 31, 2021, as approved by shareholders. Our equity compensation plans do not permit the issuance of shares that shareholders have not previously approved. The numbers shown in the table relate to the Stock Option Plan.

Plan category	Number of securities to be issued upon exercise of outstanding options (a) (#)	Weighted-average exercise price of outstanding options (b) ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) (#)

Equity compensation plans approved by security holders	6,645,255[1]	94.46	5,847,099

Equity compensation plans not approved by security holders	–	–	–

Total	6,645,255	94.46	5,847,099

1  Stock options assumed in connection with the acquisition of City National Bank are not included in this table; the number of these outstanding options as of October 31, 2021 is 409,717. The weighted-average exercise price of City National Bank stock options outstanding is $56.80. Similarly, stock awards assumed in connection with this acquisition are not included in this table; the number of these outstanding awards as of October 31, 2021 is 598,045. The number of these options and awards is equal to the number of RBC common shares to be issued upon exercise or payment.

Stock Option Plan

The maximum number of shares that may be issued to executives, as designated by the human resources committee under the Stock Option Plan, may not exceed 112 million shares (representing 7.86% of issued and outstanding common shares as of October 31, 2021). As described in the table on page 87, as of October 31, 2021, outstanding stock options represented 0.5% of shares outstanding. Shares issuable under options that expire, terminate or are cancelled without having been exercised are available for subsequent grants of options under the plan. The exercise price of options is determined as the higher of the volume-weighted average of the trading price per share of a board lot of RBC common shares traded on the TSX: (i) on the day preceding the date of grant, and (ii) for the five consecutive trading days immediately preceding the date of grant. The maximum number of shares reserved for issuance under options to any one participant cannot exceed 5% of the shares then issued and outstanding. The Stock Option Plan does not limit insider participation.

Option grants may include stock appreciation rights (SARs). The exercise of a SAR entitles the participant to a cash payment equal to the number of shares covered by the SAR, multiplied by the amount by which the closing price on the TSX on the day prior to exercise exceeds the exercise price of the corresponding option. Upon the exercise of an option, the corresponding SAR is cancelled and vice versa. There are no SARs outstanding as of October 31, 2021.

Royal Bank of Canada

Executive compensation

Unvested stock options are forfeited if the participant’s employment is terminated, other than for retirement (as outlined on pages 89 to 90), disability or death. In the event of disability, options continue to vest and must be exercised within ten years1 from the grant date. Upon death, options vest immediately and may be transferred by will or pursuant to laws of succession. The participant’s legal successor must exercise the options within 24 months after the date of death or within ten years from the grant date, whichever is earlier. See pages 89 to 90 for details on when a participant’s options terminate in circumstances other than disability or death.

The Stock Option Plan authorizes the board to make certain plan amendments without shareholder approval, including administrative changes, termination of the plan, changes to vesting provisions and amendments to comply with changes to laws and regulations or accounting requirements. Shareholders approved this amendment procedure at the 2007 annual meeting. We did not make any amendments in the Stock Option Plan in 2021. For more information on the Stock Option Plan, see page 86.

The table below provides additional information on the Stock Option Plan for the past three years.

	Number of options as of October 31, 2021	Stock options as a % of outstanding common shares for the applicable fiscal year[1]
		Target	2021	2020	2019

Overhang (options outstanding and available to grant)	12,492,354	< 10%	0.9%	0.9%	1.0%

Dilution (current outstanding options)	6,645,255	< 5%	0.5%	0.4%	0.4%

Burn rate (the number of options issued each year)	1,234,758	< 1%	0.09%	0.08%	0.08%

1 Weighted-average number of outstanding common shares for the applicable fiscal year is used for the burn rate calculation.

Pension plan and other benefits

Defined benefit pension plan

Mr. McKay, Mr. Bolger and Mr. McLaughlin participate in the RBC Canadian Defined Benefit (DB) pension plan on the same basis as other employees.

The normal retirement age under the plan is 65, although early retirement benefits are available from age 55. Benefits are reduced for early retirement unless the member retires with 35 years of pensionable service.

Under the RBC Canadian DB pension plan, retirement income is determined using a formula that takes into account pensionable earnings and pensionable service. We define pensionable earnings as base salary and annual incentive awards during the best 60 consecutive months, capped at $175,000 per year.

Supplemental pension benefits

In addition to the RBC Canadian DB pension plan, Mr. McKay, Mr. Bolger and Mr. McLaughlin receive supplemental pension benefits as defined under their individual executive pension arrangements. The supplemental pension benefits are capped for all NEOs. The supplemental pension benefits vest when the executive retires from RBC and payments are subject to non-competition provisions.

The key provisions of the individual executive pension arrangements are as follows.

CEO pension plan arrangement

Mr. McKay’s individual executive pension arrangement provides for an annual pension of $700,000 at age 55, increasing by $110,000 for each additional year of service after age 55 and capped at a maximum annual pension of $1,250,000 at age 60 or later, inclusive of benefits payable from the RBC Canadian DB pension plan. Increases to Mr. McKay’s salary do not increase Mr. McKay’s pension benefits.

Other named executive officers

The pension arrangements for Mr. Bolger and Mr. McLaughlin provide for an annual pension of $125,000 at age 55, increasing by $30,000 for each additional year of service from age 55 to 60, and by $15,000 for each additional year of service from age 60 to 65, to a maximum annual pension of $350,000 at age 65, inclusive of benefits payable from all RBC pension plans. Increases to Mr. Bolger’s and Mr. McLaughlin’s salaries do not increase their pension benefits.

1

During 2019, the board amended the provision in the Stock Option Plan relating to expiry following retirement and disability, as permitted by its terms. Options granted after December 2019 expire ten years from the grant date. Options granted prior to December 2019 expire ten years from the grant date or 60 months following the date of retirement or disability, whichever is earlier.

Royal Bank of Canada

Executive compensation

The table below shows the pension benefits the NEOs are entitled to receive under their individual executive pension arrangements, which include benefits payable from RBC pension plans:

Name	Number of years of credited service (#)	Annual pension benefits payable ($)			Opening present value of defined benefit obligation ($)	Compensatory change[2] ($)	Non- compensatory change[3] ($)	Closing present value of defined benefit obligation ($)
		At year end[1]	At age 65
D. McKay	17.9	1,021,000	1,250,000		20,278,000	1,132,000	(1,318,000)	20,092,000
R. Bolger	6.5	115,000	N/A	[4]	1,359,000	225,000	(132,000)	1,452,000
N. McLaughlin	6.8	87,000	350,000		1,171,000	148,000	(116,000)	1,203,000

1  Annual pension benefits payable are benefits that have accrued, but in some cases, may not be fully vested.

2  Compensatory changes are the values of the projected pension earned from November 1, 2020 to October 31, 2021. The amounts shown are consistent with the disclosure in Note 16 of our 2021 annual consolidated financial statements for the year ended October 31, 2021.

3  Non-compensatory changes include interest on obligations at the beginning of the year, gains and losses due to differences in actual experience compared to actuarial assumptions (other than those reflected in compensatory changes), employee contributions, and changes in actuarial assumptions, such as movements in the discount rate.

4  Mr. Bolger left RBC effective November 1, 2021.

The table below shows the years of credited service under the individual executive pension arrangements and the years of RBC service as of October 31, 2021.

Name	Years of credited service (#)	Years of RBC service (#)
D. McKay	17.9	33.6
R. Bolger	6.5	10.6
N. McLaughlin	6.8	23.5

Defined contribution pension plans

Mr. Guzman and Mr. Neldner participate in the RBC Canadian Defined Contribution (DC) pension plan on the same basis as other employees. Participants may choose to contribute from 0% to 8% of their earnings, to an annual maximum ($22,710 in 2021). RBC provides required and matching contributions to a maximum of $6,500 per year.

The table below shows the account balances for NEOs participating in a DC pension plan.

Name	Accumulated value at start of year ($)	Compensatory ($)[1]	Accumulated value as of October 31, 2021 ($)
D. Guzman	958,274	6,500	1,251,289
D. Neldner	497,493	6,500	696,628

1 Compensatory change represents the employer contribution to a DC pension plan on behalf of the NEOs.

Other benefits

Executives participate in RBC benefits programs on the same basis as other employees. The benefits programs include healthcare coverage, life and accident insurance and disability coverage. The benefits programs are comparable to the programs provided by companies in our core compensation comparator group.

In Canada, RBC executives can participate in the RESSOP and executives in Capital Markets can participate in the DSSP, on the same basis as other employees in Canada. RBC provides a 50% matching contribution invested in shares up to a maximum of 3% of eligible earnings. RBC caps its matching contribution at $4,500 annually for DSSP members. RBC executives also receive perquisites as part of their executive compensation program. Executive perquisites vary by position and are comparable to those provided by companies in our core compensation comparator group.

Royal Bank of Canada

Executive compensation

Employment contracts, termination and change of control

Employment contracts

RBC does not have employment contracts with any of the NEOs; however, we have standard compensation policies that govern termination or change of control situations.

Termination

We design our severance plans and policies to expedite the transition to alternative employment, comply with relevant legal requirements and reflect market practices. As required by Canadian law, we base our severance calculations for our Canadian employees on service, age and position. Bonuses or short-term incentive payments for the severance period are calculated with reference to relevant individual and business performance factors.

If a NEO is terminated for cause, we will not pay severance and, at the discretion of the board, they will forfeit their:

•	bonus payments under the STI Program

•	units previously awarded and unvested under the PDSU Program

•	unvested options under the Stock Option Plan, and

•	other annual bonus awards.

Change of control

We have a change of control policy that covers the NEOs and certain other senior executives. It is designed to ensure that key members of management remain in their role for the benefit of shareholders in the event RBC is involved in a major transaction, including:

•	an entity or individual becomes the beneficial owner of 20% or more of the voting shares of Royal Bank of Canada

•	a change of more than 50% of the members of the bank’s board of directors

•	a merger or consolidation with another entity that would result in voting shares of the bank representing less than 60% of the combined voting power following the merger or consolidation, or

•	a sale or disposition of 50% or more of the net book value of RBC assets.

Benefits associated with the equity incentive programs are subject to a “double trigger”, which means the executive can accelerate the vesting period of any outstanding equity incentive awards only if they are terminated without cause within 24 months of the change of control.

Forfeiture and Clawback Policy

We maintain a policy on compensation forfeiture and clawback, which is applicable in the event of fraud, misconduct or financial restatement. See page 62 for more information.

Royal Bank of Canada

Executive compensation

Termination and change of control benefits

Compensation elements	Retirement	Termination with cause/resignation	Termination without cause	Termination without cause following a change of control
Base salary	Ends as of the retirement date	Ends as of the termination or resignation date	Paid out over the severance period as salary continuation or as a lump sum payment (up to 24 months’ base salary based on service, age and position)	Lump sum payment equivalent to up to 24 months’ base salary
Annual short-term incentive and annual cash bonus	Receive pro-rated payment based on the proportion of the fiscal year completed as of the retirement date; paid at the end of the year	Eligibility ends as of the termination or resignation date and no payment is made	Paid in a lump sum at the end of each year of the severance period	Lump sum payment equivalent to up to 24 months’ short-term incentive/annual cash bonus
Deferred share units	Must be redeemed on or before December 15 of the calendar year following the year of retirement	Must be redeemed within 60 days of the termination or resignation date	Must be redeemed within 60 days of the end of the severance period	Must be redeemed within 60 days of the end of the severance period
PDSU awards	Continue to vest, subject to non-competition provisions	All units are forfeited as of the termination or resignation date	Unvested units will continue to vest in accordance with the original grant terms	All unvested awards vest immediately upon termination
Stock options	Continue to vest, subject to non-competition provisions; must be exercised within 10 years from the grant date[1]	Unvested options are forfeited as of the termination or resignation date; vested options must be exercised within 90 days of the termination or resignation date	Continue to vest to the end of the severance period; all unvested options are forfeited thereafter; vested options must be exercised within 90 days of the end of the severance period[2]	Vest immediately upon termination and must be exercised within 90 days of the termination date
Benefits	Eligible for retiree benefits	Eligibility ends as of the termination or resignation date	Pension credits and benefits continue during salary continuance period	Pension credits and benefits continue during the severance period
Perquisites	End as of the retirement date	End as of the termination or resignation date	Continue during the severance period	Continue during the severance period

1  As described on page 86, options granted prior to December 2019 expire 10 years from the grant date or 60 months following the date of retirement, whichever is earlier.

2  In the event of termination without cause occurring on or after the date the respective executive officer has become eligible for retirement, any stock options will continue to vest, subject to non-competition provisions, in accordance with the retirement provisions of the Stock Option Plan.

Royal Bank of Canada

Executive compensation

Potential payments to named executive officers upon termination or change of control

The table below shows the value of the estimated incremental payments or benefits that would accrue to each NEO on termination of their employment following retirement, termination with cause, resignation, termination without cause or termination without cause following a change of control, assuming their employment was terminated on October 31, 2021.

The value of equity-based compensation consists of awards previously granted and disclosed. For the purpose of valuing equity-based awards, we used a price of $128.82, which is the closing price of RBC common shares on the TSX on October 29, 2021, the last trading day of the fiscal year.

Event	D. McKay ($)	R. Bolger ($)	D. Guzman ($)	D. Neldner ($)	N. McLaughlin ($)

Retirement	–	–	–	–	–

Termination with cause/resignation[1]	–	–	–	–	–
Termination without cause
Severance	7,792,900	2,316,663	5,453,833	7,000,000	3,351,533
Equity-based compensation	–	–	–	–	–
Value of incremental pension benefits[2]	3,964,000	741,000	13,000	13,000	80,000
All other compensation[3]	193,161	108,519	112,161	111,179	146,661
Termination without cause following a change of control
Severance	7,792,900	2,316,663	5,453,833	7,000,000	3,351,533
Equity-based compensation	41,137,881	11,355,254	19,555,965	8,707,953	13,243,727
Value of incremental pension benefits[2]	3,964,000	741,000	13,000	13,000	80,000
All other compensation[3]	193,161	108,519	112,161	111,179	146,661

1

In the event of termination by RBC for reason of misconduct, gross negligence or willful breach of obligations, no benefits shall be payable from the individual executive pension arrangements for Mr. McKay, Mr. Bolger and Mr. McLaughlin.

2

For Mr. McKay, Mr. Bolger and Mr. McLaughlin, the values shown represent the present value as at October 31, 2021 of the incremental pension benefits to which they would have been entitled had their employment terminated for the noted reason. The values shown reflect two years of additional service in the RBC Canadian DB pension plan and their individual executive pension arrangements (except for Mr. Bolger, who would be entitled to 18 months of additional service in the RBC Canadian DB pension plan). Mr. McLaughlin would not have attained age 55 by the end of his salary continuance period, so he would not be entitled to any pension benefits from his individual executive pension arrangement as these benefits are only payable upon retirement/termination from RBC over the age of 55. The incremental annual pension benefits payable for Mr. McKay, Mr. Bolger and Mr. McLaughlin would be $220,000, $38,000 and $7,000, respectively. The values shown have been determined using the same actuarial assumptions used for determining the October 31, 2021 year-end pension plan liabilities, which are disclosed in RBC financial statements, with the exception that pension benefits are assumed to commence at the end of the salary continuance period, subject to a reduction in pension for early commencement, as applicable. As at October 31, 2021, while Mr. Bolger was CFO, the values shown in the table are what he would have received on a future retirement, termination or change of control. Payment of pension benefits from the individual executive pension arrangements is subject to compliance with non-competition provisions. For Mr. Guzman and Mr. Neldner, the values shown represent the additional RBC contributions to the DC pension plan that would be payable during the salary continuance period.

3	All other compensation includes the RBC cost of benefits, RBC contributions under RESSOP and DSSP and perquisites that continue during the salary continuance period.

Royal Bank of Canada

Executive compensation

Additional disclosure under FSB and Basel Committee on Banking Supervision requirements

The aggregate quantitative information on compensation disclosed on pages 92-93 is in accordance with Implementation Standard 15 of the FSB Principles and Standards and the Basel Committee on Banking Supervision’s Pillar III disclosure requirements.

The compensation discussion and analysis also complies with various compensation disclosure requirements in the Prudential Sourcebook for Banks, Building Societies and Investment Firms, as required by the relevant U.K. regulator. Additional disclosures under those requirements will be made separately.

We have established criteria for the identification of MRTs whose roles and activities may have a material impact on the RBC risk profile, as described on page 62. For the purpose of the tables below, “senior officers” include the CEO and members of Group Executive. “Other MRTs” include executive vice-presidents and senior vice-presidents, or equivalent, and senior business leaders in Capital Markets.

In keeping with the FSB Principles and Standards and our compensation principles, a significant portion of variable compensation for senior officers and other MRTs must be deferred over a number of years (at least 70% for the CEO, at least 65% for members of Group Executive and at least 40% for other MRTs).

All dollar values in the tables below are in Canadian dollars. We have converted amounts denominated in foreign currencies to Canadian dollars using the Bank of Canada’s foreign exchange rate on the last trading day of each fiscal year.

Fixed and variable compensation paid

($ millions)	2021		2020
	Senior officers	Other MRTs	Senior officers	Other MRTs
Number of employees	10	218	10	205
Fixed compensation
Cash-based	$8	$100	$8	$96
Variable compensation[1]
Cash-based (non-deferred)[2]	$19	$212	$9	$207
Cash-based (deferred)	–	$4	–	$3
Shares and share-linked instruments (non-deferred)	–	$6	–	$6
Shares and share-linked instruments (deferred)	$39	$204	$35	$189

1	2021 and 2020 variable compensation excludes guaranteed awards paid in the fiscal year, noted in the table entitled Other compensation paid.

2	Includes the value of short-term incentives deferred, at the discretion of the employee, in the form of share units under the terms of the DSU Program.

Other compensation paid

($ millions)	2021				2020
	Senior officers		Other MRTs		Senior officers		Other MRTs
	Number of employees	Amount	Number of employees	Amount	Number of employees	Amount	Number of employees	Amount
Sign-on awards	–	–	–	$0	–	–	3	$2
Guaranteed awards	–	–	2	$3	–	–	1	$1
Severances[1]	–	–	4	$4	–	–	3	$3

1

The information includes the number of senior officers and MRTs who received severance awards, the aggregate amount of these awards, as well as the highest single severance award. In 2021, the highest single severance award was $1.4 million.

Royal Bank of Canada

Executive compensation

Deferred compensation1

($ millions)	2021[2,4]		2020[3,4]
	Senior officers	Other MRTs	Senior officers	Other MRTs
Outstanding
Vested	$ 49	$258	$17	$175
Unvested	$129	$629	$61	$317
Fiscal year payouts	$ 29	$191	$25	$194

1	Excludes short-term incentives deferred, at the discretion of the employee, in the form of share units under the terms of the DSU Program.

2

For 2021, the vesting status of awards is as of October 31, 2021. Values for deferred compensation in Canadian dollars are based on $128.82, the closing price of RBC common shares on the TSX on October 29, 2021, the last trading day of the fiscal year. U.S. deferred compensation is based on US$104.01, the closing price of RBC common shares on the NYSE on October 29, 2021.

3

For 2020 the vesting status of awards is as of October 31, 2020. Values for deferred compensation in Canadian dollars are based on $93.16, the closing price of RBC common shares on the TSX on October 30, 2020 the last trading day of the fiscal year. U.S. deferred compensation is based on US$69.99, the closing price of RBC common shares on the NYSE on October 30, 2020.

4

Outstanding values for 2021 and 2020 include cash-based deferred compensation in the amounts of $19 million and $21 million, respectively; amounts otherwise reflect deferred compensation granted in shares and share-linked instruments. There was no cash-based deferred compensation outstanding for senior officers in 2021 or 2020.

Variable compensation and outstanding deferred compensation are subject to explicit and implicit ex-post adjustments, as noted in the Alignment of compensation with risk and performance outcomes section on pages 61 to 93. RBC did not make any explicit or implicit ex-post adjustments to reduce previously granted deferred compensation awards that vested and were paid to plan participants during fiscal 2021.

Indebtedness of directors and executive officers

In the course of our business, loans are granted to directors, executive officers and other employees on terms normally accorded to other clients of comparable creditworthiness. The following table shows the aggregate outstanding indebtedness to RBC or its subsidiaries incurred by current and former directors, executive officers and employees of RBC and its subsidiaries as of January 10, 2022. This amount excludes routine indebtedness as defined below1.

Purpose	To RBC ($)	To another entity ($)
Share purchases	–	–
Other	3,291,741	–

1	Routine indebtedness includes:
a.

loans made on terms no more favourable than loans to employees generally, for which the amount remaining unpaid does not exceed $50,000 at any time during the last completed financial year to any director, executive officer or proposed nominee together with his or her associates

b.	loans to full-time employees, fully secured against their residence and not exceeding their annual salary
c.

loans, other than to full-time employees, on substantially the same terms (including those as to interest and security rate) available to other clients with comparable credit and involving no more than the usual risk of collectability, and

d.	loans for purchases on usual trade terms or for ordinary travel or expense advances, or similar reasons, with repayment arrangements in accordance with usual commercial practice.

The following table shows the indebtedness of each individual who is or was, at any time during fiscal 2021, a director or executive officer, of each director nominee, and of each associate of any such director, executive officer or director nominee. These loans exclude loans repaid in full and routine indebtedness.

Name and principal position	Involvement of RBC	Largest amount outstanding during fiscal 2021 ($)	Amount outstanding as of January 10, 2022 ($)	Financially assisted securities purchases during fiscal 2021 (#)	Amount forgiven during fiscal 2021 ($)

Securities purchase programs		–	–	–	–

Other programs
M. Dobbins[2]
RBC Group Head, RBC Ventures & Corporate Development	Lender	1,454,188[1]	1,385,790[1]	–	–

R. Bolger[2]
RBC Chief Financial Officer	Lender	1,252,601[1]	1,250,587[1]

1	Residential mortgage loan secured on the borrower’s residence granted at the applicable best customer interest rate in accordance with the RBC residential mortgage lending program.
2	M. Dobbins and R. Bolger left RBC effective November 1, 2021.

Royal Bank of Canada

Additional items

Additional items

Directors’ and officers’ liability insurance

RBC has purchased, at its expense, directors’ and officers’ liability insurance, which provides protection for directors and officers against liability incurred by them in their capacities as directors and officers of RBC and its subsidiaries. For the 12 months ending May 31, 2022, this insurance has a dedicated policy limit of $500 million for each claim and as an aggregate, together with an additional $150 million for RBC directors only. There is no deductible for this coverage. The insurance applies in circumstances where RBC is unable to indemnify its directors and officers for their acts or omissions. Premiums paid by RBC relating to directors’ and officers’ liability insurance are approximately $2.7 million per annum.

Additional resources

You can receive a printed copy of this circular and our 2021 annual report as well as any of the following governance documents free of charge from the secretary or view them online at rbc.com:

•	RBC Code of Conduct

•	Mandates of the board, committees, board and committee chairs and CEO

•	Director Independence Policy

•	Statement of Corporate Governance Practices

•	Proxy Access Policy

•	Summary of significant differences between our governance practices and the New York Stock Exchange’s listing standards

Directors’ approval

The board of directors has approved the content and sending
of this circular.

February 8, 2022

Karen McCarthy

Senior Vice-President, Associate General Counsel and Secretary

Royal Bank of Canada

Shareholder proposals

Schedule A:

Shareholder proposals

The following eight shareholder proposals have been submitted for consideration at the annual meeting of common shareholders. These proposals and their supporting statements represent the views of the shareholder submitting them. They are set out below (unedited, in italics) together with the board responses as required by the Bank Act.

Claudia Campbell and Will Horter of 3-530 Trutch Street, Victoria, BC V8V 4C4, represented by Investors for Paris Compliance, have jointly submitted the following proposal.

PROPOSAL NO. 1:

Resolved: In order to ensure RBC meets its net zero emissions reduction targets and protects against reputational risk, shareholders request that the Royal Bank of Canada (“RBC” or the “Bank”) updates its criteria for “sustainable finance” to preclude fossil fuel activity and projects facing significant opposition from Indigenous Peoples.

Supporting Statement:

RBC has set a target of providing $500 billion in “sustainable finance” by 2025.1 To guide this, RBC follows voluntary initiatives like the Green Bond Principles, the Social Bond Principles, and the Sustainability Linked Loan Principles. The Bank is also a signatory to the Equator Principles, which contains provisions to respect Free, Prior and Informed Consent (FPIC) by Indigenous Peoples in major projects that affect them.

While taxonomies and regulations are emerging, what ultimately qualifies as “sustainable finance” is currently decided by RBC. Reputational risk is possible when the public’s expectations do not align with the company’s definitions.

On September 27, 2021 a Toronto Star article referenced RBC as a bank involved in $1.5 billion financing to pipeline company Enbridge, $1.1 billion of which was “sustainability linked.” Critics alleged “greenwashing.”2

Regarding the “sustainability-linked” financing, Enbridge stated that it “does not intend to allocate the net proceeds specifically to projects or business activities meeting environmental or sustainability criteria.”3

The investor-led Climate Action 100+, of which RBC Global Asset Management is a signatory, found that Enbridge “does not meet any criteria” in aligning its capital allocations with the Net-Zero Company Benchmark.4

At the time of the financing, Enbridge was completing the Line 3 oil pipeline expansion, a project with the equivalent emissions impact of 50 new coal-fired power plants.5 The Line 3 expansion also failed to secure the Free, Prior and Informed Consent (FPIC) of affected Indigenous Peoples, resulting in court cases, hundreds of arrests, and significant media attention.6

None of the guidelines or frameworks RBC is party to require the Bank’s “sustainable financing” be numerically consistent with its net zero emissions reductions targets, nor do they preclude financing of fossil fuel activity.

The EU Taxonomy for Sustainable Activities recognizes the risk of carbon lock-in from financing fossil fuel activity, even for pollution abatement, and therefore precludes it.7 Transition finance is reserved for activities for which there are no low-carbon alternatives.

In addition to Line 3, RBC has been involved with financing other major fossil fuel projects that failed to secure FPIC.8 There have been dozens of demonstrations outside RBC branches accusing the bank of failure to respect Indigenous Rights in its financing.9 While RBC should consider strengthening its policy regarding FPIC across all its financing activities, failure to respect Indigenous Rights in financing branded “sustainable” heightens the prospect of reputational risk.

We urge shareholders to vote FOR this proposal.

1	http://www.rbc.com/community-sustainability/_assets-custom/pdf/OurCommitment_EN.PDF
2	https://www.thestar.com/news/canada/2021/09/27/canadian-banks-are-loaning-enbridge-over-1b-with-questionable-sustainability-requirements.html
3	https://www.thestar.com/news/canada/2021/09/27/canadian-banks-are-loaning-enbridge-over-1b-with-questionable-sustainability-requirements.html
4	https://www.climateaction100.org/company/enbridge-inc/
5	http://priceofoil.org/content/uploads/2020/01/Giant-Step-Backward-report-01-29-19-FINAL-online-version.pdf
6	https://www.theguardian.com/environment/2021/aug/10/protesters-line-3-minnesota-oil-gas-pipeline
7	https://ec.europa.eu/info/sites/default/files/business_economy_euro/banking_and_finance/documents/sustainable-finance-taxonomy-faq_en.pdf
8	These include the Trans Mountain pipeline, Coastal Gas Link, and the Dakota Access Pipeline.
9

https://www.newswire.ca/news-releases/on-the-eve-of-cop26-stand-earth-joins-people-across-the-country-that-are-unhappy-with-canada-s-largest-bank-rbc-for-its-refusal-to-stop-financing-new-fossil-fuel- projects-800456703.html

Royal Bank of Canada

Shareholder proposals

BOARD RESPONSE TO PROPOSAL NO. 1:

Helping clients as they transition to net-zero is an important pillar of our climate strategy and the RBC Climate Blueprint outlines our coordinated enterprise strategy to accelerate clean economic growth and support our clients in a socially inclusive transition to net-zero. Sustainable finance represents a growth opportunity for our clients and our business, and we are committed to providing $500 billion in sustainable finance by 2025.

RBC believes in the importance of transparency and disclosing how we will measure progress against our sustainable finance goal. Our Commitment to Sustainable Finance (available at rbc.com/climate) outlines the eligible environmental and social categories which guide the determination of transactions that count toward our goal, including renewable energy and energy efficiency, pollution prevention and control, sustainable land use and water management, clean transportation, green building, affordable housing, access to essential services, and socioeconomic advancement and empowerment.

Our Commitment to Sustainable Finance also outlines how the bank’s share in each transaction is calculated. Sustainable finance transactions span a diverse range of products and services, such as raising capital and providing advisory services for sustainable clients and projects, public sector finance, tax equity investments in renewable energy and affordable housing, green, social and sustainability bond underwriting, credit solutions for sustainable business and projects, including green and sustainability linked debt.

RBC works in close partnership with our clients to help them establish robust sustainability strategies, ESG disclosures and targets. Only transactions that meet the criteria set out by global industry best practices developed by organizations such as the International Capital Market Association (ICMA) and the Loan Syndications and Trading Association (LSTA) are counted towards our sustainable finance goal. This includes sustainable finance products broadly defined as use of proceeds where the issuer commits to allocating funds raised to projects or assets within specific eligible categories. It may also include sustainability linked debt instruments – such as loans and bonds with interest rates or other financial characteristics which can vary depending on predetermined sustainability performance targets – intended to be used for general corporate purposes and where use of proceeds is not a determinant in the categorization. We report progress towards our commitment each year and our latest data can be found in our 2021 ESG Performance Report (available at rbc.com/community).

In addition, RBC highly values the relationships we have with Indigenous communities and the unique social, cultural and historic contributions that Indigenous Peoples make. RBC is strongly committed to supporting and maintaining the highest standards of ethical conduct and respect for human rights. As stated in our Human Rights Position Statement, we respect the inherent right of Indigenous peoples to self-determination in accordance with international and domestic law. RBC has adopted the Equator Principles to ensure projects we finance and advise on are developed in a socially responsible manner and reflect sound environmental management practices, and this includes meaningful consultations with Indigenous peoples. Before financing a proposed project, RBC ensures that the Equator Principles have been met, and that environmental and social issues associated with the project have been adequately considered and minimized, mitigated, or offset.

We believe that the scope of our sustainable finance goal, the largest commitment by a Canadian financial institution, and the transparency of its underlying framework and our annual progress reporting demonstrate the utmost importance RBC places upon this important pillar to our climate strategy.

As the sustainable finance market is rapidly evolving, with additional criteria being developed and the innovation of new products and services, we are committed to working across industry sectors, with government, other financial institutions and third parties to promote consistency and comparability. We are also committed to reviewing and updating, where applicable, our sustainable finance eligibility categories and accounting methodology to reflect the developing market standards and guidance, best practices and stakeholder expectations.

The board recommends you vote AGAINST this proposal.

B.C. General Employees’ Union of 4911 Canada Way, Burnaby, BC V5G 3W3 has submitted the following two proposals.

PROPOSAL NO. 2:

According to CMHC, “[h]ousing is generally considered a human right, providing necessary security, comfort and sense of belonging and community… Some, however, feel that the search for financial returns through housing are now creating barriers to accessing adequate, affordable housing.1

Financialization of Housing

In 2019 the UN Special Rapporteur on the right to adequate housing issued a letter addressing the business of Invitation Homes Inc. (IH)2. IH describes itself as “a leading owner and operator of single-family homes for lease, offering residents high-quality homes in sought-after neighborhoods across America.”

Royal Bank of Canada

Shareholder proposals

The letter states that:

•

IH purchased “foreclosed single-family properties, which were then converted into rental accommodation. This large-scale ownership has made it possible for single family rentals (SFR) to become, for the first time, an asset class and has had deleterious effects on the enjoyment of the right to housing.”

•	“SFRs with institutional owners are associated with undue rent increases making housing unaffordable for many existing tenants and reducing the availability of affordable housing stock”

•	“[R]ent increases in institutionally owned homes are higher than overall averages.”

•

“Tenants have indicated they feel insecure living in these conditions, where above average rent increases, exorbitant fees or the smallest infraction can result in arrears and lead to eviction and the threat of homelessness.”

Bringing the SFR Rental Business to Canada

Core Development Group has begun purchasing hundreds of single-family homes in Ontario, for the purpose of renting them at a profit.3 Core seeks a $1 billion Canadian residential real estate portfolio with 4,000 rental units, and eventually an IPO.

IH finances its business through mortgages and other bank debt facilities. As at 30/06/2021, IH had approximately US$4.5 billion in mortgage loans and $2.5 billion in bank debt facilities, constituting over 3/4 of IH’s total liabilities. IH is heavily reliant upon banks to finance its business, and it is likely that any business seeking to replicate IH’s business model in Canada will need to rely on funding from Canadian banks.

Human Rights Due Diligence

The UN OHCHR has stated:

It is through conducting human rights due diligence that a bank is able to identify whether and how it is involved with actual or potential adverse human rights impacts…

[A] bank should clearly communicate its expectations to its clients and undertake human rights due diligence appropriate to the proposed transaction, which may include seeking assurances from the client that it has in place adequate policies and processes to itself identify, prevent and mitigate risks associated with its activities.4

RESOLVED THAT shareholders request RBC take steps to assess and mitigate the human rights and reputational risks involved in the financialization of housing, including,

(i)	acknowledging that housing is a human right, and

(ii)

collaborating with leading Canadian banks to develop a human rights due diligence tool that can be used to assess and mitigate the risks of doing business with clients or potential clients whose business practices have the potential to exacerbate the negative effects of the financialization of housing in Canada.

1	https://www.cmhc-schl.gc.ca/en/nhs/nhs-project-profiles/2019-nhs-projects/financialization-housing
2	https://www.ohchr.org/Documents/Issues/Housing/Financialization/OL_OTH_17_2019.pdf
3	https://www.theglobeandmail.com/business/article-condo-developer-to-buy-1-billion-worth-of-single-family- houses-in/
4	https://www.ohchr.org/Documents/Issues/Business/InterpretationGuidingPrinciples.pdf

BOARD RESPONSE TO PROPOSAL NO. 2:

At RBC, we recognize that respecting human rights is a shared responsibility of all enterprises regardless of where they operate globally. It aligns with our purpose, vision and values and has long been reflected in our policies and practices.

As stated in our Human Rights Position Statement, RBC endeavours to respect the Universal Declaration on Human Rights which provides that everyone has a right to an adequate standard of living for themselves and their families, including housing. We strive to avoid causing or contributing to adverse human rights impacts through our own business activities and aim to prevent and mitigate adverse impacts to which we may be directly linked by taking appropriate action. This means that for prospective and existing clients and transactions, we are working toward a process that seeks to identify and assess risks to human rights. We also expect our employees, contractors, clients, suppliers and other third parties with whom we have a business relationship to share our commitment to respect human rights.

The ability to manage risk is one of our core competencies and is supported by our risk-aware culture and risk management approach. RBC has a specific suite of E&S risk management policies that cover a range of issues, including human rights impacts. Our E&S risk policies seek to identify sectors, clients and business activities that may expose us to E&S risks and establish requirements to manage, mitigate and monitor E&S risk, including when to apply enhanced due diligence and escalation procedures as necessary. We apply these procedures to clients and transactions identified as posing higher human rights risk, such as human rights impacts related to the right to housing.

Royal Bank of Canada

Shareholder proposals

We continually strive to improve banking access for all individuals including those with low incomes, seniors, persons with disabilities, youth and young adults, and Indigenous Peoples. We offer support and programs to improve access to adequate, suitable and affordable housing under the Canadian federal government’s Affordable Housing Initiative, offered through the Canada Mortgage and Housing Corporation in partnership with the provinces and territories. We also participate in municipal, provincial and Indigenous affordable housing programs by providing financing in Canada to eligible participants. Finally, as outlined in Our Commitment to Sustainable Finance (available at rbc.com/community) we are committed to providing $500 billion in sustainable finance by 2025, and affordable housing is among the social categories we include toward our commitment. Our past experience is that when a federal or provincial government or a government agency identifies an affordable housing issue that it determines needs to be addressed, typically it will gather relevant stakeholders, including Canadian financial institutions, to discuss and work toward a resolution.

Through the Canadian Bankers Association, we advocate for public policies that contribute to a sound, thriving banking system to ensure Canadians can succeed in their financial goals. RBC competes with other leading banks. RBC is very sensitive to collaborations with competitors that could give rise to competition law concerns.

In line with our purpose, we respect the Universal Declaration of Human Rights and respect that everyone has a right to an adequate standard of living for themselves and their families, including housing. We believe our commitment and actions to support affordable housing as well as our E&S risk management policies address the concerns raised in this proposal.

The board recommends you vote AGAINST this proposal.

PROPOSAL NO. 3: Avoiding bank participation in pollution-intensive asset privatizations

Public companies with pollution-intensive assets such as coal, oil and gas projects are coming under increasing pressure from institutional investors with ESG concerns. As a response to such pressure, certain issuers have sold off these polluting assets, or are contemplating doing so.

In many cases, the only potential buyers for such polluting and often aging assets are private enterprises, since they are not subject to the same disclosure requirements of public companies, and as such they may be immune to pressure from institutional investors and other public market participants on ESG matters.

Commenting on the offloading of polluting assets to private enterprises in November 2021, a Globe and Mail columnist writes1:

Expelling a dirty business such as a coal mine may reduce the carbon footprint of the company doing the selling, making it more attractive to investors who follow environmental, social and governance (ESG) guidelines. But it does precisely zero to reduce overall carbon emissions, since the buyer keeps operating the mine.

The Private Equity Stakeholders Project has found that fundraising by private equity firms is accelerating rapidly, with US$460 billion raised in the first half of 2021 alone. The report examined the energy holdings of top private equity firms and found that 80% of their energy assets are in fossil fuels. These private firms have invested US$1.1 trillion in energy assets since 2010.2

The 2021 Oil & Gas Benchmarking report notes that BP and ConocoPhillips are among the companies that have begun selling off polluting assets to private buyers3,4. According to the report, when ConocoPhillips sold off aging and heavily polluting oil and gas wells to Hilcorp Energy in 2017, ConocoPhillips reported a company-wide reduction in GHG emissions of 20 percent. But the overall climate implications were the same – the company had merely offloaded a heavily polluting asset to Hilcorp, which was named top polluter by the EPA.5

Offloading riskier, less desirable assets means some of the most polluting and inefficient properties remain in operation. Globally, banks are starting to move away from financing polluting assets; RBC has already announced that it will not lend money to new coal-fired power generators, thermal coal mines or coal mines that require mountaintop removal. But while banks make these important changes, they may still be variously enabling pollution-intensive asset privatizations, exposing investors to risk.

RESOLVED THAT so as to not facilitate adverse environmental impacts in connection with the sale of coal, oil or gas assets from public companies to private enterprises (pollution-intensive asset privatization), shareholders request RBC and its business units not participate in or enable pollution-intensive asset privatization transactions, specifically by not accepting any new mandates to provide either financing/lending or M&A advisory services to such transactions.

1	https://www.theglobeandmail.com/business/commentary/article-greenwashing-is-real-as-companies-and-fundsride-the-esg-express-the/
2	https://pestakeholder.org/wp-content/uploads/2021/10/PESP_SpecialReport_ClimateCrisis_Oct2021_Final.pdf
3	https://www.bp.com/en/global/corporate/news-and-insights/press-releases/bp-to-sell-alaska-business-to-hilcorp.html
4	https://www.offshore-technology.com/news/contango-conocophillips-us/
5	https://www.catf.us/resource/benchmarking-methane-emissions/

Royal Bank of Canada

Shareholder proposals

BOARD RESPONSE TO PROPOSAL NO. 3:

At RBC, we are guided by our purpose of helping clients thrive and communities prosper. We recognize climate change as one of the most pressing issues of our age and are committed to doing our part in supporting clients in the transition to a net-zero economy, measuring our financed emissions and partnering with industry peers and others to create common standards for measuring emissions and establishing climate risk standards. This has included joining the Net-Zero Banking Alliance, the Partnership for Carbon Accounting Financials (PCAF), and the Risk Management Association’s Climate Risk Consortium.

Canada’s path to net-zero requires significant innovation and capital to succeed. We believe that traditional energy sources are important to support our daily lives while we change what energy we consume and how it is produced to contain the effects climate change is causing to our planet and communities.

RBC takes a holistic view to evaluating risk, including climate risk, which is guided by our Environmental & Social Risk Policy. Projects or transactions with potential environmental impacts are evaluated against these standards through our enhanced due diligence process. These principles and the due diligence process are applied whether the parties involved represent public or private clients.

Based on the outcome of our due diligence, we may require clients to manage or mitigate environmental and social issues before we proceed with financing. Transactions flagged as having unclear or higher risk are reviewed by the bank’s Environmental and Social Risk Management team, which includes professionals responsible for environmental and social risk management at RBC. Through a wide range of products, services and advice, RBC will continue to help businesses and individuals across all sectors and regions establish and accelerate their climate plans, achieve their goals and adapt to net-zero.

We will support and monitor our clients’ efforts towards net-zero emissions. At the same time, we will set interim financed emission reduction targets in support of achieving net-zero by 2050 and report on our progress against these targets. This includes working with our clients in high-emitting sectors, whose innovation and reduction strategies are critical to reaching Canada’s emissions targets.

We believe that being guided by these principles is the most effective way that RBC can contribute to an inclusive and orderly transition to net-zero. Placing arbitrary limitations on certain prospective parties in a transaction will not meaningfully contribute to achieving carbon reduction goals and will instead have the potential effect of limiting capital in the system that could support the transition.

Project and transaction evaluation that is guided by our risk policies and standards and based on our enhanced due diligence process ensures that the parties involved and the transaction in question are appropriately evaluated and that we are consistent in our commitment to supporting clients in the transition to net-zero.

The board recommends you vote AGAINST this proposal.

The Mouvement d’éducation et de défense des actionnaires (MÉDAC) of 82 Sherbrooke Street West, Montreal, QC H2X 1X3 has submitted the following four proposals for a shareholder vote (translated from French to English).

PROPOSAL NO. 4: Becoming a “benefit” company

It is proposed that the bank analyze the possibility of becoming a benefit company and report thereon to the shareholders at the next annual meeting.

Since 2002, banks have been required to report on their contributions to society, not only their economic performance but their social and environmental performance as well. Twenty years later, banks must deepen their commitment towards an inclusive, ecological and sustainable prosperity by analyzing the possibility of becoming a benefit company, as the Business Development Bank of Canada (BDC) has already done, by adjusting its by-laws. “Introduced in the State of Maryland in 2010, and now adopted in 36 U.S. states,”1 in British Columbia2 and provided for in Bill 7973, benefit companies are characterized by the following elements, among others:4

1.	The purpose of the Company shall include […] the creation of a positive impact on society and the environment, taken as a whole, from the business and operations of the Company.

2.

The Directors shall, when deciding what is in the best interests of the corporation, consider the short-term and the long-term interests of the corporation and the interests of the corporation’s shareholders, employees, suppliers, creditors and consumers, as well as the government, the environment, and the community and society in which the corporation operates (the “Stakeholders”), to inform their decisions.

Royal Bank of Canada

Shareholder proposals

3.

In discharging his or her duties, and in determining what is in the best interests of the corporation, each director shall consider all of the Stakeholders (defined above) but shall not be required to regard the interests of any particular Stakeholder as determinative. [… 4… 5.]

Professor Henry Mintzberg (McGill) says that “[s]uccessful corporate social responsibility initiatives will never match or remedy the effects of corporate social irresponsibility.”5 If the bank were a benefit company, it would be able to enshrine, in its articles, its commitment to operate in the general public interest and to be accountable for the impact of its actions on all stakeholders.

1

OSLER, HOSKIN & HARCOURT, “B.C.’s new legislation on benefit companies,” Osler, Hoskin & Harcourt LLP (June 17, 2020) (https://www.osler.com/en/resources/regulations/2020/b-c-s-new-legislation-on-benefit-companies)

2	“Bill M 209 – 2019: Business Corporations Amendment Act (No. 2), 2019” (May 15, 2019) https://www.bclaws.gov.bc.ca/civix/document/id/bills/billsprevious/4th41st:m209-3
3	“Bill 797, An Act to amend the Business Corporations Act to include benefit corporations – National Assembly of Québec” assnat.qc.ca/en/travaux-parlementaires/projets-loi/projet-loi-797-42-1.html
4	“Canada—Corporation—No | Certified B Corporation” https://bcorporation.net/canada-corporation-no
5

Craig RYAN, “How B Corps are transforming corporate social responsibility,” BDC.ca (September 13, 2020) (https:www.bdc.ca/en/articles-tools/blog/future-is-here-how-b-corps-transforming-corporate-social-responsibility)

BOARD RESPONSE TO PROPOSAL NO. 4

RBC is a global financial institution driven by its purpose of helping clients thrive and communities prosper, which aligns with the public benefit corporation’s objectives outlined in the proposal. We are focused on delivering long-term, differentiated value for our clients, employees and shareholders, and the communities in which we operate.

How we create value has always been as important as what we achieve, and creating a positive social impact is integral to how we do business. Lots of companies care about community, but what sets RBC apart is how we bring our company and our networks together to tackle the big issues of today and tomorrow.

Our success as a company is defined by the long-term well-being of our clients, employees, shareholders, the communities in which we operate, and the planet that we will leave to future generations.

As more fully described in our 2021 ESG Performance Report, our involvement as a corporate citizen was again guided by our purpose in 2021. Our over 87,000 employees led RBC through significant disruption and uncertainty, and responded to our clients and communities while supporting each other. We doubled down on our commitment to our employees physical and mental health and well-being, including through new benefits, initiatives and resources. RBC invested or donated more than $140 million to local community organizations and causes, including initiatives broadening economic opportunity amongst youth and underrepresented groups, fostering community spirit and encouraging innovation to address climate change. We also used our leadership voice and took action in response to several global events, including supporting truth and reconciliation efforts with Indigenous Peoples in Canada, condemning the tragic anti-Muslim hate crime in Ontario, providing relief funding through the World Health Organization to help India in its fight against COVID-19, and making important donations to humanitarian efforts and disaster relief in multiple regions such as British Columbia, Texas and Haiti.

The board of directors is responsible for establishing the bank’s purpose while the governance committee periodically reviews reports and disclosure on the bank’s alignment with its purpose and related initiatives.

Canadian corporate law generally aligns with the objectives of a benefit corporation described in the proposal and establishes that the directors of a corporation must act honestly and in good faith with a view to the corporation’s best interests, which not only include shareholders’ interests, but also those of other stakeholders such as employees, creditors, customers, governments and the environment, none of which takes precedence over the others.

It is also not possible for RBC to implement the change sought by this proposal as the Bank Act (Canada) does not allow the bank to amend its articles of incorporation to qualify as a benefit corporation.

Our purpose and actions clearly demonstrate our commitment to operating responsibly and sustainably and creating value for all of our stakeholders without the need to modify the bank’s articles of incorporation to become a benefit company.

The board recommends you vote AGAINST this proposal.

Royal Bank of Canada

Shareholder proposals

PROPOSAL NO. 5: Advisory vote on environmental policy

It is proposed that the bank adopt an annual advisory vote policy regarding its environmental and climate change objectives and action plan.

At the banks’ 2018 annual shareholder meetings, we presented a shareholder proposal inviting them to annually publish a brief report allowing their shareholders to assess their exposure to climate risk and their contribution to the transition towards a low carbon economy. Your sustainable development and social responsibility reports reflect the actions taken or being considered to activate the country’s clean economy over the next few years.

One report published in December 2020 by the Rainforest Action Network1 led us to question the relevance of the proposed objectives and action plans. According to this report, RBC, TD and Scotia are among the top 10 global companies that finance fossil fuels, contributing over $89 billion to oil companies in 2019. BMO and CIBC ranked 16th and 21st, with a total of nearly $42 billion.

The financing of such activities and the fact that it was sustained over the last few years is far from the type of behaviour needed to address the alarming conclusions of the draft report published in June 2021 by the Intergovernmental Panel on Climate Change (IPCC). Even more alarming than the final report published in 2014, this draft estimates that no matter the rate at which greenhouse gas emissions are reduced, the devastating consequences of global warming on nature (and humans who depend on it) will accelerate and become painfully obvious well before 2050; as these experts explain,2 “[l]ife on earth can recover from a drastic climate shift by evolving into new species and creating new ecosystems. Humans cannot.”

In addition to these data, the Governor of the Bank of Canada, Tiff Macklem, expressed his concern in a speech he gave in November 2020, where he made a plea for the country to more quickly address climate change so as to avoid any economic ripple effects on households and businesses. He invited financial institutions to better gauge what risk they face in this area.3

For all of these reasons, it is proposed that the Bank agree to adopt an advisory vote policy in respect of its environmental and climate objectives and action plan so as to verify that it meets the expectations of its shareholders and all stakeholders.

1	https://www.ran.org/bankingonclimatechange2020/
2	https://www.lesechos.fr/monde/enjeux-internationaux/rapport-du-giec-sur-le-climat-une-fuite-qui-change-la-donne- avant-la-cop-26-1326324
3	https://www.finance-investissement.com/nouvelles/economie-et-recherche/changements-climatiques-la-banque-du-canada-veut-presser-le-pas/

BOARD RESPONSE TO PROPOSAL NO. 5:

Tackling climate change presents a big challenge and an even greater opportunity, one that will impact all of our lives, and those of generations to come. Global plans to drastically reduce greenhouse gas emissions down to net-zero by 2050 require the largest change to our economies in our lifetime. RBC is fully committed to supporting this objective through an orderly transition that balances the needs of all regions and citizens.

We believe that actions to address climate change must be addressed holistically working closely with governments, regulators, industry associations and stakeholders. They implicate a wide range of complex business issues which have a direct impact on the bank’s overall business strategy and approach to risk management and which encompass its operational activities as well as the business activities of its clients.

The board is responsible for the bank’s business plan, strategy, risk appetite and culture, in accordance with the OSFI Corporate Governance Guideline. It considers how to allocate the bank’s current and future resources between achieving business objectives, implementing and acting on its climate plan as part of the bank’s long-term strategy and balancing the interests of its various stakeholders, including not only shareholders but also employees, clients, creditors and our communities. Through its committees, it oversees risk management, including environmental risk, and ensures appropriate reporting to shareholders. An advisory vote on the bank’s approach to climate change, although non-binding in nature, would be inconsistent with the board’s role and responsibility to approve the bank’s strategy and oversee its implementation.

The approval by the board of the bank’s strategy, including its approach to climate change, reflects the board’s expertise and understanding of the bank’s businesses, the markets in which it operates, the risks and opportunities it is facing, the business activities of its clients, the interests of its stakeholders as well as its purpose, vision and values. The board also relies on management’s highly-technical knowledge of the complexities of the bank’s businesses and day-to-day operations in implementing the strategy. As such, the board and management are best positioned to fully assess the appropriateness of the multiple components of the bank’s strategy, including its climate strategy.

By approving or rejecting far-reaching climate strategies such as the bank’s, shareholders may be weighing in on certain aspects of our strategic plan without a full and reasoned analysis of its overall impact and without necessarily taking into consideration other stakeholders’ interests as the board is legally required to do. In addition, this proposal advocates for a year-over-year process, possibly leading to a short-term focus on what is an issue of long-term significance.

Royal Bank of Canada

Shareholder proposals

We believe that robust stakeholder engagement provides management and the board with a direct access to meaningful insights and guidance versus the result of an advisory vote which would not specify which aspects of the bank’s climate strategy were supported or rejected by shareholders.

We proactively engage with many stakeholders throughout the year in ongoing dialogue on our strategy to address climate change, including with governments, OSFI and other banking and securities regulators, investors, clients, proxy voting advisors, global organizations (such as the NZBA) and climate change experts.

Shareholders also have the opportunity to communicate with the board concerning environmental and climate change matters by contacting the board’s independent chair as provided on page 36 of this circular. We are committed to open and responsive communications with our shareholders and other stakeholders and to providing them with clear, comprehensive and transparent disclosure that demonstrates the strong link between our climate strategy and sustainability objectives and action plan, as described in the RBC Climate Blueprint and our 2021 TCFD Report.

We believe that an advisory vote on our approach to climate change would be inconsistent with the board’s role and responsibility to approve and oversee the bank’s strategy. The quality of our disclosure and stakeholder engagement provide meaningful opportunities for shareholders to effectively express their views which we take into consideration as we continuously strive to further refine the different aspects of our approach to climate and sustainability.

The board recommends you vote AGAINST this proposal.

PROPOSAL NO. 6: French, the official language

It is proposed that the bank’s language be French, notably the working language in Québec, including the language used at annual meetings. Its official status must be formally recorded, in writing, in the corporation’s letters.

The bank’s head office is in Québec, a French-speaking state.

The state of Québec has existed for over 400 years, and its official language is French.

The state of Québec is the only French-speaking state in America.

A people’s language is their most essential, fundamental and existential attribute.

Global diversity can in no way be reduced strictly to questions of human biology or the arbitration of individual privileges.

Global diversity is first and foremost a collective issue essentially based on the culture of the world’s peoples.

The people of Québec, through their territorial state and public institutions, beginning with their National Assembly, constitution and charters, ensure the protection of global linguistic diversity by rigorously protecting the collective and public nature of their language. The spirit of the law is clear,1 as is the spirit of the federal2 and Québec3 legislative reforms.

Respecting and promoting this feature of global diversity is, among other things, the social responsibility of all businesses.

This is in the interests of all stakeholders, starting with all members of the community, regardless of their origins.

Sustainable development and long-term returns are otherwise inconceivable.

It is society’s duty to scrupulously comply with these sacred principles.

It is absolutely possible to do business throughout the world with a head office that operates in the language of the state where it is established.4

For example, the annual shareholder meeting of Samsung5 (Suwon) is held in Korean, Heineken6 (Amsterdam) in Dutch, Nissan7 (Yokohama) in Japanese, Foxconn8 (Taiwan) in Mandarin, Volkswagen9 (Wolfsburg) in German and L’Oréal10 (Clichy), Danone11 (Paris), Christian Dior12 (Paris) and LVMH13 (Paris) in French. The content is translated into other languages. The principle is clear and simple.

Royal Bank of Canada

Shareholder proposals

The French language is not a choice. It is a collective instrument used for communicating. Besides, foreign languages can be translated, whether or not simultaneously.

French is our language.

It is an issue of social equity, justice and dignity. It is a national issue.

1	La Charte de la langue française : une entrave aux activités essentielles des entreprises privées de compétence fédérale au Québec? http://hdl.handle.net/11143/10216
2	Bill C-32 (https://parl.ca/DocumentViewer/fr/43-2/projet-loi/C-32/premiere-lecture?col=2)
Français et anglais : Vers une égalité […] https://www.canada.ca/fr/patrimoine-canadien/organisation/publications/publications-generales/egalite-langues-officielles.html
3	Bill 96 http://assnat.qc.ca/en/travaux-parlementaires/projets-loi/projet-loi-96-42-1.html
4	Comment se conclut un « deal » en français? […] http://collections.banq.qc.ca/ark:/52327/1832243
5	AAA 2021 Samsung https://www.youtube.com/watch?v=v8l9iOOv58A
6	AAA 2021 Heineken https://www.theheinekencompany.com/sites/theheinekencompany/files/Downloads/PDF/AGM%202021/20210609%20Heineken%20N.V.%20Notulen%20AvA.pdf
7	AAA 2021 Nissan https://www.youtube.com/watch?v=OS9Sm3Rgt9k
8	AAA 2021 Foxconn https://www.youtube.com/watch?v=pPNJ37Rt3Q0
9	AAA 2021 Volkswagen https://www.volkswagenag.com/de/InvestorRelations/annual-general-meeting.html
10	AAA 2021 L’ORÉAL https://www.loreal-finance.com/fr/assemblee-generale-2021
11	AAA 2021 DANONE https://www.danone.com/fr/investor-relations/shareholders/shareholders-meeting.html
12	AAA 2021 Christian DIOR https://voda.akamaized.net/dior/1520614_605ded3e38389/
13	AAA 2021 LVMH https://www.lvmh.fr/actionnaires/agenda/assemblee-generale-2021/

BOARD RESPONSE TO PROPOSAL NO. 6:

In line with our purpose, vision and values, including our value of putting the client first, we strive to provide excellent customer service to all our clients regardless of region or language and provide services in a manner that is sensitive to the cultural and community environment in which we operate.

More specifically, we provide French speaking clients in the province of Quebec products and services in French and communicate with them in French, whether in-branch, in writing or by telephone or through our signage that respects French language predominance.

Our employees can perform their duties in French both in our branches and in our administrative offices that are located in the province of Quebec. Employees receive bilingual communications from senior management and have access to work instruments and computer systems in French (where a French version is available).

At our annual shareholder meetings, whether they are held in person or virtually, our French speaking shareholders have access to simultaneous interpretation into French at all times. They may also participate during the meeting and ask questions in the official language of their choice. Our shareholders can also communicate with us and with our transfer agent, Computershare Trust Company of Canada, in French and they can elect to receive annual meeting materials and other communications in French.

We are one of the 10 largest banks globally, based on market capitalization, serving 17 million clients in 29 countries, with a diversified global shareholder base. We are sensitive to the fact that the vast majority of the bank’s shareholders are located outside of Quebec and communicate with us in English, and that our annual meeting of shareholders cannot be held entirely in French.

Although the Bank Act (Canada) does not allow for banks to modify their articles of incorporation and therefore implement the change sought by this proposal, we are committed to serving our French speaking clients in the province of Quebec in French, providing our Quebec-based employees the ability to work in French and communicating in French with our French speaking shareholders. We are closely monitoring developments regarding Bill 96 amending the Charter of the French Language (Quebec) and Bill C-32 amending the Official Languages Act (Canada), and we are fully committed to complying with the requirements of the laws and regulations that are applicable to us.

The board recommends you vote AGAINST this proposal.

PROPOSAL NO. 7: Circular economy

As this proposal garnered the support of more than 16% of shareholders, we are tabling it once again: it is proposed that the Bank produce a report on the loans it granted over the previous years in support of a circular economy.

Having taken good note of your initiatives, we would like to obtain information on the loans granted for the development of this new economy. Your response, reproduced below, has convinced us to table the proposal once again.

“We recognize the complexity of tracking contributions to the circular economy and remain open to working across industry sectors, with government, other financial institutions and third parties to promote consistency and comparability, and to evolve our methodology as needed to reflect the developing marketplace. We are committed to engaging with our investors and considering ideas that contribute to a more sustainable future.”

Royal Bank of Canada

Shareholder proposals

Based on our observations in this area, we believe that some European institutions use loans to bolster their efforts of encouraging the development of this type of economy, which requires a new way of evaluating the appropriate financial support. While we recognize that the challenge is a sizable one, it does require financial institutions to switch from a linear economy (extract, make, consume, waste) to a model that incorporates the product’s life cycle and sustainable resource management, which can be described using the 3 Rs – reduce, recycle, reuse.1

We draw to your attention the United Nations Environment Programme2 (UNEP), which for several years has pointed to the urgent need for decoupling economic growth from the consumption of virgin resources and environmental impacts, not to mention the unprecedented degradation of ecosystems and the rising levels of greenhouse gas emissions (GHG). Note that, worldwide, only slightly less than 9% of extracted resources3 are reintegrated into the economy after their first cycle of use.

We therefore feel it is important that this disclosure be made so that the bank can set its financing objectives for these businesses and report the extent to which these objectives have been achieved in its annual reports.

1	https://group.bnpparibas/actualite/soutenons-economie-circulaire-formes-accelerer-transition https://www.eib.org/attachments/thematic/circular_economy_guide_en.pdf
2	https://www.resourcepanel.org/reports/decoupling-natural-resource-use-and-environmental-impacts-economic- growth
3	https://www.circularity-gap.world/2020

BOARD RESPONSE TO PROPOSAL NO. 7:

At RBC, we are guided by our purpose of helping clients thrive and communities prosper. We believe the circular economy is fundamental in the achievement of a number of the United Nations Sustainable Development Goals and vision to have more than nine billion people living well within the boundaries of the planet by 2050. We understand that the financial sector has an essential role to play in supporting the shift to a sustainable future, including supporting the circular economy.

To drive the greatest impact, we have been deliberate in focusing our recent efforts on our net-zero emission goals, measuring our financed emissions, supporting clients in their net-zero activities and producing research and thought leadership. In 2021, RBC joined the NZBA, a global, industry-led initiative convened under the UNEP Finance Initiative to accelerate and support efforts to address climate change as we believe global banking collaboration is key to driving collective and credible progress toward achieving net-zero emissions by 2050.

We believe sustainable finance represents a growth opportunity for our clients and our business, and we are committed to providing $500 billion in sustainable finance by 2025, the largest commitment by a Canadian financial institution. We are partnering closely with our clients, through the provision of advice and sustainable finance products and services, to help them achieve their sustainability objectives. This includes supporting clients representative of the circular economy such as renewable energy, energy efficiency, pollution prevention and control, sustainable land use, clean transportation, sustainable water management, green buildings, and others. We also report performance metrics against these categories in our 2021 ESG Performance Report.

RBC has had a committed focus on clean technology for over 30 years, and for the last 10 years we have had a National Cleantech Group that is focused on 130+ clean technology companies in Canada that innovate technologies designed to reduce or minimize society’s impact on the environment, which is very much part of the circular economy. Some of our cleantech clients take waste and turn it into useful products, and others take waste streams and refine them back to their base elements. We also connect them to other sources of capital and provide banking services and credit to cleantech private equity and venture capital firms that in turn provide capital to the circular economy.

In 2019, RBC launched RBC Tech for Nature – our multi-year commitment to innovation, data and technologies that help support a more inclusive and sustainable future and address complex environmental challenges, including in the context of the circular economy. In 2021, we provided over $10 million to over 110 universities and charities, which are solving pressing environmental challenges like climate change by leveraging technology and innovation capabilities. This brings our total RBC Tech for Nature investments to over $27 million since the program’s inception.

RBC is also proud to have a long history of reducing our own environmental footprint with numerous programs aimed at the elimination of sending waste to landfill, including electronic waste reuse and recycling programs, sustainable paper sourcing policies and office recycling and composting programs, all of which contribute to the circular economy. We also evaluate potential and existing suppliers for their environmental policies and programs, including circularity.

We acknowledge and are encouraged by the activities of Circular Economy Leadership Canada, UNEP, and more specifically, UNEP Finance Initiative guidance for banks on resource efficiency and circular economy. Important steps to establish common standards and definitions required to track and report companies and projects that represent circularity – a key challenge for banks to be able to track circularity.

Royal Bank of Canada

Shareholder proposals

We believe that the programs in our operations and the way we support clients in their activities to foster the circular economy meet the concerns raised in this proposal. We recognize the complexity of tracking contributions to the circular economy and remain open to working across industry sectors, with government, other financial institutions and third parties to promote consistency and comparability, and to evolve our methodology as needed to reflect the developing marketplace. We are committed to engaging with our investors and considering ideas that contribute to a more sustainable future.

The board recommends you vote AGAINST this proposal.

Vancity Investment Management Ltd. of 700-815 West Hastings Street, Vancouver, BC V6C 1B4 has submitted the following proposal.

PROPOSAL NO. 8:

Be it resolved

The Board of Directors undertake a review of executive compensation levels in relation to the entire workforce and, at reasonable cost and omitting proprietary information, provide a report to shareholders and publicly disclose the CEO compensation to median worker pay ratio

Supporting Statement

CEO realized compensation in US has risen 1322.2% since 1978. This increase greatly exceeds the 817% increase in the overall value of the S&P and the 18% increase in the average workers compensation. The CEO to worker compensation ratio in the US has increased from 31 times in 1978 to 351 times in 2020.1

Canada has seen similar issues with a report finding that CEO compensation at the top 100 companies on the TSX was 202 times the pay of an average worker in 2020.2

Despite high profile announcements of executive level pay cuts at the beginning of the pandemic, a report analyzing pandemic pay cuts found that executive pay increased 17% in 2020 compared to 2019. Even amongst executives who claimed to have taken pandemic pay cuts, 52% actually saw their total compensation increase because bonuses exceeded any salary cuts.3

As outlined in a Statistics Canada Report, The Evolution of Canadian Wages over the Last Three Decades, the growing gap between executive pay and worker pay is indicative of and contributing to the growing wage inequality seen in North America.4

This growing inequality leads to poorer outcomes for individuals across socioeconomic divides. As outlined by researchers in The Spirit Level: Why Greater Equality Makes Societies Stronger, more unequal societies are associated with poorer health, more violence, a lack of community life and increased rates of mental illness across socioeconomic classes.5

Relative compensation levels across an organization are an important metric for maintaining employee satisfaction. Individuals naturally compare their economic situation with others and when higher paid employees’ compensation is increasing at a higher rate than lower paid employees, this can have a detrimental impact on employee morale.6

While the vertical compensation analysis undertaken by Royal Bank of Canada is a positive step towards addressing these growing wage gaps, it is important that these metrics are publicly disclosed to increase transparency and assure investors that the company is managing these risks. Tracking and disclosing these metrics can help ensure that the company is not inadvertently contributing to these systemic issues.

1	Lawrence Mishel and Jori Kandra. “CEO Pay has skyrocketed 1,322% since 1978.” Economic Policy Institute, 2021
2	David MacDonald. “The Golden Cushion: CEO compensation in Canada” Canadian Centre for Policy Alternatives, 2021
3	Alicia Massie and David Macdonald. “Boundless bonuses: Skyrocketing Canadian executive pay during the 2020 pandemic.” Canadian Centre for Policy Alternatives, 2021
4	René Morissette, Garnett Picot and Yuqian Lu. “The Evolution of Canadian Wages over the Last Three Decades” Statistics Canada, 2013
5	Richard Wilkinson and Kate Pickett. “The Spirit Level: Why Greater Equality Makes Societies Stronger” Bloomsbury Pub Plc USA, 2011
6	Emily Breza, Supreet Kaur and Yogita Shamdasani. “The Morale Effects of Pay Inequality” National Bureau of Economic Research, 2016

BOARD RESPONSE TO PROPOSAL NO. 8:

Talented and motivated employees are essential to building a sustainable future for RBC. To this end, we offer a comprehensive approach to compensation and benefits that is competitive within the markets where we operate and compete for talent.

Our variable compensation practices are designed primarily to promote pay for performance and align the interest of employees with shareholders. While every salaried employee is eligible to participate in a performance-based incentive program, senior executives have more influence over the bank’s results and therefore have a much greater percentage of compensation at risk on the basis of personal and business performance. In 2021, 90% of the CEO’s pay was variable and at risk. A substantial portion of total executive rewards for our senior leadership team is tied to future corporate performance over a longer time period.

Royal Bank of Canada

Shareholder proposals

The independent human resources committee of the board oversees compensation strategy for both executives and the broader employee population. We consider a range of factors in our compensation practices, including other companies’ competitive compensation practices. An important part of maintaining competitive compensation is the gathering, analysis and benchmarking of market information. Pay benchmarking is completed on a regular basis as a consideration for establishing and revising target compensation levels, including salaries and variable compensation for all employee levels. We also evaluate our practices to ensure that overall compensation for executives and employees is fair across each level of the organization, and is consistent with our peers.

The human resources committee also reviews select vertical pay ratios for additional context in making recommendations to the board for compensation awards for the CEO, including a comparison of the annual total direct compensation of the CEO and the median annual total direct compensation of all employees, and changes to this comparison over time.

The human resources committee believes that the current disclosures provided in the Compensation Discussion & Analysis (CD&A) are more relevant and provide meaningful information to shareholders than a pay ratio, and using a ratio such as this would not effectively address shareholder concerns. Each year we consistently provide detailed information on performance highlights and the composition of executive compensation within our CD&A.

In the absence of a prescribed disclosure requirement in Canada, voluntary disclosure of vertical pay ratios by individual companies would not provide consistent, comparable, or reliable information for investors. In addition, this disclosure could present significant competitive concerns that could impact our ability to attract and retain executive talent.

We remain committed to engaging with investors and considering their concerns when reviewing our approach to executive compensation. The board continues to monitor developments in executive compensation and its disclosure with a view to maintaining best practices.

The board recommends you vote AGAINST this proposal.

Withdrawn proposals

Following discussions with RBC, MÉDAC agreed that the following six proposals would not be submitted for a shareholder vote. As requested by MÉDAC, these proposals and MÉDAC’s supporting comments (translated from French to English) and the board responses are set out below.

PROPOSAL A: Formal employee representation in the strategic decision-making process

It is proposed that the board of directors consider means for increasing employee participation in the decisions made by the board of directors. It is suggested that the findings of this thought process be documented in a report at the next annual meeting in 2023.

The health and economic crisis reminded us of the importance of the health and well-being of organizations’ workforces. Some of the benefits are obvious: a higher degree of satisfaction with their employment, a greater sense of belonging, a better engagement rate, increased productivity, reduced absenteeism, lower insurance costs as well as fewer risks of industrial accidents and occupational diseases. Over the next few years, boards of directors will be facing several talent management and development issues.

In the past few years, boards of directors have committed themselves to enhancing the quality of their decision-making process by tapping into the experience and skills of as many people as possible from the full range of gender, ages, origins and religions. Although our boards of directors are made up primarily of independent directors, they lack the vision of employees who might have a different perspective of the organization’s operational and strategic issues, provide better oversight of senior executive decisions and, since employees tend to prioritize the long term, help achieve a better balance of short- and long-term decisions.1

In its most recent edition (2018), the UK Corporate Governance Code2 suggests various initiatives for increasing employee participation in the highly strategic decisions made by organizations, such as creating a formal workforce advisory panel, appointing a member of the board of directors to liaise with workers or appointing at least one employee other than the CEO to sit on the board of directors.

Utterly convinced of the great value that employees’ direct and formal contribution would bring to the strategic decision-making process, especially where talent management and development components are concerned, we are tabling this proposal fully confident that the corporation will be able to propose means at the next annual meeting in 2023 that will ensure employee participation and the taking into account of their views.

1	Andreas KOKKINIS and Konstantinos SERGAKIS, “A flexible model for efficient employee participation in UK companies,” (2020) 20-2 J. Corp. Law Stud. 453-493, DOI:
10.1080/14735970.2020.1735161.
2	Financial Reporting Council – 2018 – The UK Corporate Governance Code https://www.frc.org.uk/getattachment/88bd8c45-50ea-4841-95b0-d2f4f48069a2/2018-UK-Corporate-Governance-Code-FINAL.PDF

Royal Bank of Canada

Shareholder proposals

BOARD RESPONSE TO PROPOSAL A:

We believe that our employees are one of our greatest strengths and they take an active part in strategic and operational matters at RBC. Our Leadership Model, which defines the capabilities and behaviours we expect from all employees, enables and empowers them to drive strategic decision-making despite uncertainty, to take intelligent risks to grow our business, to readily try and test new concepts, focus resources on what matters most and to develop people that do not defer to hierarchy or the status quo – amongst other leadership behaviours and capabilities.

There are a number of ways in which our employees inform, educate, and influence board decision-making. In addition to the CEO and Group Executive, members of management, and talent from various levels across the organization, regularly present to the board on the bank and its business segments’ strategies and action plans including risks and opportunities. Directors also have the opportunity to hear directly from employees, whether through strategic offsite board meetings where employees present on specific strategic priorities and initiatives, through tours of our operations during which directors engage with a broad range of employees across the business segments and functional units, or in small breakout sessions.

As we are continuously looking for new ways to inspire and enable our employees to contribute their best to the organization and to further improve employee engagement, we will review our current practices and consider alternative means for increasing employee participation in informing strategic decisions, and we will report on the results of our findings in 2023, as required by this proposal.

PROPOSAL B: Women managers: promotions and advancements

It is proposed that the bank publish annually, in whatever format it may see fit, a report on the representation of women in all levels of management, from entry level to C-Suite.

The pandemic has completely upended our economy and our various work environments. The crisis hit women especially hard, with millions of them either having left their jobs, opted for part-time work or simply been laid off, owing to the nature of their jobs or the economic sector in which they worked. Businesses therefore wound up with far fewer women in management or on the management track. This only accentuated a situation that already existed. Based on the study conducted by McKinsey1, if women made up 50% of entry-level employees of the organizations surveyed, they only represented 31% of the vice-presidential positions and 14% of CEO positions, as this graph clearly indicates.

More specifically, while measures exist “to help women lessen the career and financial impacts of unpaid parental leave and part-time work,”2 women today are still more likely than men to experience this type of professional situation that continues to limit their advancement.

Businesses cannot run the risk of losing even more women in management positions. The report being proposed here will help paint a picture of the situation within these various levels, encourage senior executives to set gender diversity objectives for each of them and inform all stakeholders of the strategies that will be deployed to ensure a vigorous economic recovery, especially after the public health crisis.

1	The present and future of women at work in Canada https://www.mckinsey.com/featured-insights/gender-equality/the-present-and-future-of-women-at-work-in-canada
2	Ibid., see the program Shared Care, by the Australian firm Aurizon, among others, for more examples.

Royal Bank of Canada

Shareholder proposals

BOARD RESPONSE TO PROPOSAL B:

Over a history spanning more than 150 years, our strength is and always will be our people. It’s why we remain focused on attracting and retaining talent, creating enriching experiences that enable growth, and fostering a diverse and inclusive culture. As stated in our Diversity & Inclusion Blueprint 2020 (available at rbc.com/community), we believe that diversity and inclusion is an engine for innovation and economic prosperity. By actively using our diversity, we better develop ideas and people, and ensure our company’s continued growth. Having an engaged workforce is key to fulfilling our purpose to help clients thrive and communities prosper.

As part of our ESG disclosure, we provide detailed information about our approach to workforce management, including the representation of women in all levels of management, equitable opportunities for employment/promotion and how we continue to foster a diverse and inclusive pipeline of talent.

Our 2021 Diversity & Inclusion Report includes information about the representation of women at the Group Executive level and broken out into four talent tiers covering together all position levels within the organization over a three-year period: (1) executives, (2) senior management, (3) management & experienced professionals, and (4) administrative and operational employees. We also include a junior management tier and an all-management tier for our federally-regulated operations in Canada to provide additional insights on how we manage diversity across our talent lifecycle and to align with external information requests. We provide these metrics for women and Black, Indigenous, and people of colour across our major geographic regions to showcase our active management of the diversity of our talent pipeline and role-specific diversity.

These and many other RBC publications available at rbc.com/community provide additional information about our diversity and inclusion policies, programs, objectives and annual performance metrics, including our 2021 ESG Performance Report, Diversity & Inclusion Blueprint 2020, Code of Conduct and Human Rights Position Statement.

We remain committed to expanding our leadership bench and pipeline of women, as well as Black, Indigenous and people of colour and other underrepresented groups. We believe that employees deserve equal opportunity for promotion, and we created and enhanced programs for women and other underrepresented groups to accelerate paths to promotion and leadership roles for a more diverse group of colleagues, including:

•	Women in Leadership, a global 10-12-month leadership program that helps high-potential, senior non-executive women enhance their leadership capabilities;

•	RLaunch, a global program offering permanent roles to women returning after a period of voluntary absence from the capital markets industry; and

•

Early in Career Women’s Dialogues, a leader-led interactive workshop with 100 women, featuring authentic and candid stories from executive women at RBC and lessons from top women leaders from around the world.

We also continue to further enhance diversity on our subsidiary boards and to leverage the subsidiary board experience to build talent for growth across the enterprise including development opportunities, increased exposure to senior leadership and enhanced leadership capabilities for women and other underrepresented groups.

As described in our 2021 Diversity & Inclusion Report, we use a decentralized organizational model to managing our diversity and inclusion strategy, programs and performance that reflects our belief that diversity and inclusion should be embedded in each part of our business. Our model for diversity and inclusion is governed by our global diversity leadership council, which is chaired by the CEO, and supported by our platform/business unit diversity leadership councils, our diversity and inclusion centres of excellence, all aspects of human resources and our employee resource groups.

At a time when women and other diverse groups are disproportionately impacted by the pandemic and other factors such as parental leave and part-time work, we are also building on our momentum to address barriers to equity, at all levels and career stages. To retain and advance untapped talent, we involve and encourage leaders to build and strengthen diverse teams by embedding diversity and inclusion goals into people leaders’ performance expectations. We have also launched a number of initiatives to further support inclusive experiences and the advancement of women including flexible hybrid work, employee resources groups such as Working Moms (focused on supporting the mental health, well-being, and sense of belonging for working parents), and childcare support through the RBC Employee Care Program and initiatives such as “Support for Kids (and their grown-ups)” virtual programming, which included summer coding camps and on-demand story time during the pandemic.

We believe that the meaningful strides we are making in our workforce disclosure and the advancement of women and other underrepresented groups already meet the objectives of this proposal.

Royal Bank of Canada

Shareholder proposals

PROPOSAL C: Decarbonization

It is proposed that the bank adopt a plan to substantially reduce the financing it devotes to the fossil fuel industries and polluting industries by setting ambitious intermediate targets, quantified over time, so as to achieve net-zero emissions.

Banks are at the very heart of our economy. Their investment or financing choices shape the very model of our society. By offering their financial support to businesses or projects, our banks are responsible for greenhouse gas emissions.

RBC, TD, Scotia, BMO and CIBC are five of the 25 main backers of the fossil fuel industry worldwide.1

Since the Paris Agreement, these five banks have continued to support the development of polluting corporations. The government, for its part, pledges to “reduce [greenhouse gas] emissions by 40 to 45 percent below 2005 levels by 2030.”2 To achieve net-zero emissions by 2050, some players are suggesting medium-term intermediate targets that are higher at the beginning than at the end, i.e. up to 25% for 2025 and 50% for 2050,3 even beyond that.4 The International Energy Agency (IEA) even asks “to no longer invest in fossil fuels.”5 At any rate, it is important to set targets that are based on science. Such standards exist, notably the Science Based Targets initiative (SBTi).6

The country is responsible for 2% of global emissions7 (with less than 0.5% of the [world’s] population) and, based on current projections, its expansion of oil and gas production would exhaust approximately 16% of the world’s remaining carbon budget.8 Once again, the IPCC9 recently sounded the alarm, and António Guterres declared that greenhouse gases are “choking our planet.”10

A concrete transition plan for climate change is urgent. One must be submitted to the shareholders in the most appropriate annual publication.

1	Banking on Climate Chaos, Fossil Fuel Finance Report 2021, Rainforest Action Network https://www.bankingonclimatechaos.org/bankingonclimatechaos2021
2

Alexandre SHIELD et Marie VASTEL, “Trudeau promet de réduire les GES du Canada ‹ de 40% à 45% › d’ici 2030,” Le Devoir, 2021-04-23 https://www.ledevoir.com/societe/environnement/599319/trudeau-promet-de-reduire-les-ges-du-canada-de-40-a-45-d-ici-2030

3

“FACT SHEET: President Biden Sets 2030 Greenhouse Gas Pollution Reduction Target Aimed at Creating Good- Paying Union Jobs and Securing U.S. Leadership on Clean Energy Technologies,” The White House, 2021-04-22 https://www.whitehouse.gov/briefing-room/statements-releases/2021/04/22/fact-sheet-president-biden-sets-2030-greenhouse-gas-pollution-reduction-target-aimed-at-creating-good-paying-union-jobs-and-securing-u-s-leadership-on-clean-energy-technologies/

4	“ 2020 climate & energy framework,” Climate Action—European Commission, 2016-11-23 (https://ec.europa.eu/clima/eu-action/climate-strategies-targets/2030-climate-energy-framework_en)
5

Frank JORDANS, “L’AIE suggère de ne plus investir dans les combustibles fossils,” La Presse, sect. Économie 2021-05-18 https://www.lapresse.ca/affaires/economie/2021-05-18/l-aie-suggere-de-ne-plus-investir-dans-les-combustibles-fossiles.php

6	https://sciencebasedtargets.org/
7	“Greenhouse gas emissions,” Environment and Climate Change Canada, 2007-01-09 https://www.canada.ca/en/environnement-climate-change/services/environmental-indicators/greenhouse-gas-emissions-.html
8	Carter and Dordi – Correcting Canada’s “one eye shut” climate policy.pdf https://cascadeinstitute.org/wp-content/uploads/2021/04/Carter-Dordi-Canadas-one-eye-shut-climate-policy-1.1-April-16.pdf
9	https://www.ipcc.ch/report/sixth-assessment-report-cycle/
10	IPCC report: ‘Code red’ for human driven global heating, warns UN chief | | UN News https://news.un.org/en/story/2021/08/1097362

BOARD RESPONSE TO PROPOSAL C:

As one of Canada’s largest banks and one of the 10 largest banks in the world, based on market capitalization*, we recognize we have an important role to play in accelerating clean economic growth and supporting our clients in a socially inclusive transition to net-zero. Canada’s path to net-zero requires significant innovation and capital to succeed. We believe that traditional energy sources are important to support our daily lives as we change what energy we consume and how it is produced, and contain the effects climate change is causing to our planet and communities.

In 2021, we committed to net-zero emissions in our lending by 2050, aligned with the goals of the Paris Agreement. Our enterprise climate strategy, the RBC Climate Blueprint, outlines four strategic priorities to build a sustainable, net-zero future including:

•

Help clients as they transition to net-zero: We have committed $500 billion in sustainable financing by 2025, making RBC the largest financier of the net-zero transition in Canada, and we are well on our way to meeting this commitment.

•

Hold ourselves accountable: In our 2021 Task Force on Climate-related Financial Disclosures (TCFD) Report, we are providing our first financed emissions disclosures and greater details of our broader net-zero goals.

•

Inform and inspire Canada’s sustainable future: We will help promote climate literacy and offer ideas that support a successful transition. Our latest report “Canada’s Road to Net-Zero” presents six pathways for changing how we live, travel, grow and power our lives – in ways that don’t leave jobs, communities and businesses behind.

*	As of October 31, 2021.

Royal Bank of Canada

Shareholder proposals

•

Advance net-zero leadership in our own operations: Highlighted by our targets to reduce absolute GHG emissions by 70% and increase our sourcing of electricity from renewable and non-emitting sources to 100%, both by 2025.

In October 2021, to support our net-zero ambition we joined the Net-Zero Banking Alliance (NZBA), a global, industry-led and United Nations-convened initiative to accelerate and support efforts to address climate change. We joined the NZBA as we believe global banking collaboration is key to driving collective and credible progress toward achieving net-zero emissions by 2050. The NZBA will also provide a structured forum to support banks’ and our clients’ transition to net-zero in an inclusive way that takes account of such things as the resource-based and export-oriented nature of the Canadian economy. Joining NZBA reinforces our commitment to play a significant role in financing the climate transition and support collaborative approaches between the public and private sectors to reach net-zero.

Signatories to the NZBA are required to set their first round of targets within 18 months, and within a further 18 months, set targets for all or a substantial majority of the carbon-intensive sectors. We are also required to publicly disclose our targets and report annually on progress.

Working with our clients, we will strive to ensure our net-zero lending plan aligns with the goals of the Paris Agreement and support targets set by the Canadian Government and other governments where we operate, including establishing interim targets for 2030 and the goal of net-zero emissions by 2050. As per our commitment to the NZBA, we will disclose interim financed emission reduction targets for clients in key high-emitting sectors within 18 months of joining the NZBA, and we will publish our plan describing how we will meet these targets within 12 months of disclosing those targets.

We believe that our stated commitments and disclosures and being a signatory to the NZBA meet the concerns raised in this proposal. We are committed to engaging with our investors and considering ideas that contribute to a more sustainable future

PROPOSAL D: Environmental and climate action committee

It is proposed that the board of directors create an environmental and climate action committee

During a recent interview1, Mark Carney, former Governor of the Bank of Canada and the Bank of England, and now a UN special envoy on climate action and finance,2 invited businesses to establish a board-level committee with specific responsibility for overseeing climate change so as to better understand the risks associated with transitioning to a low carbon economy. He added it would be appropriate for boards of directors to seek out climate expertise, given the field’s complexity.

In a recent Bank of Canada report,3 the bank emphasized that transitioning to a lower carbon economy would be complicated and could prove costly to some. The transition will probably require complex structural adjustments for carbon-heavy sectors such as oil and natural gas, and could expose insurance companies, banks and asset managers to greater risks.

Creating such a committee would help reassure shareholders and stakeholders of [the bank’s] ability to properly manage the risks and opportunities that will present themselves as climate changes continue to impact the economy and financial system.

1	Jakob von BAEYER, “Mark Carney on a values-led economy,” strategy+business http://www.strategy-business.com/article/Mark-Carney-on-a-values-led-economy
2

“Mr. Mark Joseph Carney of Canada, Special Envoy on Climate Change | United Nations Secretary-General” (https://www.un.org/sg/en/content/sg/personnel-appointments/2019-12-01/mr-mark-joseph-carney-of-canada-special-envoy-climate-action-and-finance)

3	https://changingclimate.ca/

BOARD RESPONSE TO PROPOSAL D:

The board of directors recognizes that climate change is a complex issue and one of the most pressing of our age. The risks of climate change to society and the global economy are critical, and the financial system plays a key role in increasing and scaling climate activities and investments to transform every sector of the economy.

As stated on page 33 of this circular, the board and its committees balance their oversight of environmental, social and governance (ESG) matters with specific subject-matter expertise, groups and functions responsible for relevant programs, products, policies and performance rooted within the business units across the bank, and they combine this strategic oversight with decision-making.

The board approves and oversees the implementation of the bank’s business plan, strategy and risk appetite – including our strategic approach to climate change and how we manage environmental and social risks and opportunities – with a view to the bank’s best interests. The board determines which oversight structure and decision-making process is most appropriate, within the parameters of the business judgment rule. As more fully described under "Our approach to ESG" on pages 31 to 34 of this circular, our approach to managing ESG matters involves the board and each of its committees and reflects the board’s belief that ESG matters should be embedded in our business.

Royal Bank of Canada

Shareholder proposals

The bank’s approach to its climate change action plan was an important area of focus for the board in 2021, which included evaluating the bank’s strategy for clarity and viability, and an assessment of the measurement and milestones necessary to gauge meaningful progress.

The board carefully assessed whether management’s sustainability commitments and plans appropriately balanced strategic opportunities with risk discipline, while aligning with the bank’s purpose – to help clients thrive and communities prosper. The board actively engaged with the CEO, members of the Group Executive and our Climate Strategy Steering Committee on the bank’s climate strategy – the RBC Climate Blueprint, our Net-Zero Banking Alliance commitments, measuring and reporting our financed emissions and on solutions, product innovation and advice to support our clients’ transitions to net-zero.

The governance committee oversees and coordinates ESG matters at the board and its committees, including ESG reporting and the bank’s corporate citizenship strategy. The committee advises the board on ESG matters, including the status and adequacy of efforts to ensure the bank’s business is conducted to meet high standards of ethics, and E&S responsibility. In 2021, the committee reviewed the bank’s ESG disclosures, including our TCFD Report and ESG Performance Report, and received updates on regulatory and political developments related to climate change and trends on investor and proxy advisor perspectives.

As stated in this proposal, Mark Carney suggests that businesses should assign a board-level committee with specific responsibility for overseeing climate change. We believe that the responsibilities assigned to our governance committee meet the concerns raised by this proposal and that the current ESG structure among the board of directors and its four committees ensures the board’s decision-making process is effective in meeting the oversight responsibilities of the board and its committees.

PROPOSAL E: Purpose

It is proposed that board of directors and management specify the Royal Bank of Canada’s purpose as an organization, and that one of the board committees be mandated to oversee the deployment of the policies, undertakings and initiatives that were implemented to achieve this new strategic direction, notably as it relates to health, the environment, human resources and stakeholder relations.

This proposal having received the support of 11.15% of shareholders, we are tabling it once again. As mentioned in your response to our proposal, “How we do business is as important as what we do, and each of the board and the board committees play a critical role in achieving our Purpose, Vision and Values.” However, for this notion of purpose to become a reality and more than just a marketing slogan, it is important that it become a tangible component of an institution’s corporate governance practices.

The goal of our request is therefore that a reference to the purpose be integrated into the Charter of each relevant committee so that it may guide them at all times in the relevant committee’s work.

BOARD RESPONSE TO PROPOSAL E:

RBC is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance, and creating value for our clients and communities. Our purpose – Helping clients thrive and communities prosper – sums up who we are, what we stand for and what we seek to achieve each day. How we create value has always been as important as what we achieve. Our success as a company is defined by the long-term well-being of the people that we serve, the places in which we operate, and the planet that we will leave to future generations.

As stated in its charter, the board of directors is responsible for establishing our purpose, vision and values. These are a lens through which we consider our strategic objectives and are reflected in many different aspects of our actions, including our approach to executive compensation, environmental and social matters, diversity and inclusion as well as culture and conduct. We will also mandate that the governance committee be responsible for overseeing the bank’s alignment to our purpose.

Royal Bank of Canada

Shareholder proposals

PROPOSAL F: ESG skills of directors

Is it proposed that the Bank enhance the skills and competencies matrix of its director nominees by indicating their knowledge and experience in the three ESG fields.

All decisions of the board of directors must be informed by ESG factors. It is difficult for shareholders and stakeholders to verify and visualize whether the director nominees have the necessary skills and experience. We base this request on recommendation 15 of the Directors’ E&S Guidebook from the Canadian Coalition for Good Governance.1 We therefore take the liberty of making the following suggestion:2

[…] the skills matrix below highlights seven (7) key skills for each director, two (2) of which are ESG-related. This matrix is not intended to be an exhaustive list of directors’ skills.

1	https://ccgg.ca/wp-content/uploads/2019/01/The-Directors-ES-Guidebook-2018.pdf
2	2021 Management Proxy Circular, Dollarama, p. 56

TOP SEVEN SKILLS

Industry-Specific Expertise

Retail industry	✓	✓	✓	✓		✓	✓		✓

Distribution, warehousing and logistics						✓	✓	✓

International sourcing							✓	✓

Real estate		✓							✓

General Business Competencies

Senior executive leadership / Strategic planning	✓	✓	✓	✓	✓	✓	✓	✓	✓

Financial accounting and reporting expertise				✓	✓	✓		✓	✓

International development and operations	✓							✓

Risk management and mitigation					✓				✓

Information technology and security		✓					✓

Human resources / Executive compensation	✓		✓	✓	✓	✓

Corporate governance	✓		✓	✓	✓

Legal		✓	✓

Environmental, Social & Governance (ESG) Competencies

Sustainability			✓						✓

Energy reduction or other climate sensitive practices				✓					✓

Community support		✓				✓	✓	✓

Equity, diversity and inclusion			✓		✓	✓		✓

Health and safety of employees	✓			✓			✓

Wellness education and training of employees	✓	✓			✓

BOARD RESPONSE TO PROPOSAL F:

As stated on page 21 of this circular, to best support the bank in achieving its purpose to help clients thrive and communities prosper, all director nominees are required to have experience in environmental, social or governance matters, which they have acquired in a variety of ways, including through their professional experience or their educational background. Our directors skills matrix reflects this experience.

More specifically, director nominees have acquired governance experience as senior leaders in major organizations or as directors and board and committee chairs of public, private and not-for profit entities. Expertise in environmental matters is derived from experience as senior executives, directors or advisors of large energy or natural resources companies or at organizations focused on climate- or sustainability-related matters. Experience in social matters is acquired through managing or overseeing human resources or diversity and inclusion initiatives either as senior executives, directors or advisors or through their involvement with charitable and not-for-profit organizations advancing community, diversity and social initiatives.

Contact information

Secretary Royal Bank of Canada 200 Bay Street, South Tower Toronto, Ontario M5J 2J5 Canada corporate.secretary@rbc.com rbc.com/governance	Chair of the Board Royal Bank of Canada 200 Bay Street, South Tower Toronto, Ontario M5J 2J5 Canada rbc.com/governance

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© Royal Bank of Canada, 2022

81110 (02/2022)